SEC Number	PW-55

File Number

PLDT Inc.
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-C
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

December 31, 2016
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

March 7, 2017

Securities & Exchange Commission
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-C with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements as at and for the year ended December 31, 2016.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	L	D	T		I	N	C	.
(F	O	R	M	E	R	L	Y		P		H	I	L		I	P		P		I	N	E		L	O		N	G

D	I	S	T	A	N	C	E			T	E	L	E	P			H		O	N	E		C	O	M	P		A	N	Y	)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

jacabal@pldt.com.ph	(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,774 as at January 31, 2017	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl A. Cabal-Revilla	jacabal@pldt.com.ph	(02) 816-8534

Contact Person’s Address
11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION
CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 7, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.PHILIPPINES Province, country or other jurisdiction of Incorporation	6. (SEC Use Only) Industry Classification Code
7.Ramon Cojuangco Building, Makati Avenue, Makati City		1200
Address of principal office	Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding

Common Stock	216,055,775 (1)
Amount of Debt Outstanding	Php185,032 million as at December 31, 2016

(1)	Represents the total outstanding common shares (net of 2,724,111 Treasury shares).

TABLE OF CONTENTS

PART I FINANCIAL INFORMATION 1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Performance Indicators	3
Overview	4
Management’s Financial Review	5
Results of Operations	6
Wireless	10
Revenues	10
Expenses	16
Other Expenses	18
Provision for (Benefit from) Income Tax	18
Net Income	19
EBITDA	19
Core Income	19
Fixed Line	19
Revenues	19
Expenses	22
Other Expenses	24
Provision for Income Tax	24
Net Income	24
EBITDA	24
Core Income	25
Others	25
Expenses	25
Other Income	25
Net Income	25
Core Income	25
Liquidity and Capital Resources	26
Operating Activities	27
Investing Activities	27
Financing Activities	27
Off-Balance Sheet Arrangements	29
Equity Financing	29
Contractual Obligations and Commercial Commitments	31
Quantitative and Qualitative Disclosures about Market Risks	31
Impact of Inflation and Changing Prices	32
PART II – OTHER INFORMATION	32
Related Party Transactions	38
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at and for the years ended December 31, 2016 and 2015 and related notes (pages F-1 to F-155) are filed as part of this report on Form 17-C.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php49.77 to US$1.00, the exchange rate as at December 31, 2016 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.
Financial Highlights and Key Performance Indicators

	Years ended December 31,		Increase (Decrease)
	2016	2015	Amount	%
(in millions, except for EBITDA margin, earnings per common share, net debt to equity ratio and operational data)	(Unaudited)	(Audited)
Consolidated Income Statement
Revenues	165,262	171,103	(5,841)	(3)
Expenses	140,559	139,268	1,291	1
Other expenses	(2,632)	(5,197)	2,565	(49)
Income before income tax	22,071	26,638	(4,567)	(17)
Net income	20,162	22,075	(1,913)	(9)
Core income	27,857	35,212	(7,355)	(21)
EBITDA	61,161	70,218	(9,057)	(13)
EBITDA margin(1)	39%	43%	–	–
Reported earnings per common share:
Basic	92.33	101.85	(9.52)	(9)
Diluted	92.33	101.85	(9.52)	(9)
Core earnings per common share(2):
Basic	128.68	162.70	(34.02)	(21)
Diluted	128.68	162.70	(34.02)	(21)

	December 31		Increase (Decrease)
	2016	2015	Amount	%
	(Unaudited)	(Audited)
Consolidated Statements of Financial Position
Total assets	475,119	455,095	20,024	4
Property and equipment	203,188	195,782	7,406	4
Cash and cash equivalents and short-term investments	41,460	47,884	(6,424)	(13)
Total equity attributable to equity holders of PLDT	108,175	113,608	(5,433)	(5)
Long-term debt, including current portion	185,032	160,892	24,140	15
Net debt(3) to equity ratio	1.33x	0.99x	–	–

	Years ended December 31,		Increase (Decrease)
	2016	2015	Amount	%
	(Unaudited)	(Audited)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	48,976	69,744	(20,768)	(30)
Net cash used in investing activities	(41,982)	(39,238)	(2,744)	7
Capital expenditures	42,825	43,175	(350)	(1)
Net cash used in financing activities	(15,341)	(11,385)	(3,956)	35
Operational Data
Number of mobile subscribers	62,763,209	68,612,118	(5,848,909)	(9)
Prepaid	59,952,941	65,063,860	(5,110,919)	(8)
Postpaid	2,810,268	3,548,258	(737,990)	(21)
Number of broadband subscribers	1,720,753	1,514,640	206,113	14
Number of fixed line subscribers	2,438,473	2,303,454	135,019	6
Number of employees:	18,038	17,176	862	5
Fixed Line	10,695	9,671	1,024	11
LEC	7,205	7,039	166	2
Others	3,490	2,632	858	33
Wireless	7,343	7,505	(162)	(2)

(1) EBITDA margin for the year is measured as EBITDA divided by service revenues.

(2) Core earnings per common share, or EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares for the year.

(3) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

		Weighted average rates
Exchange Rates – per US$	Year end rates	during the year
December 31, 2016	49.77	47.48
December 31, 2015	47.12	45.51
December 31, 2014	44.74	44.40

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net. EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
Overview

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance:

Wireless wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Digital Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our cellular service providers; Voyager Innovations, Inc., or Voyager, and certain subsidiaries, our mobile applications and digital platforms developers and mobile financial services provider; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite information and messaging services provider; and certain subsidiaries of PLDT Global Corporation, or PLDT Global, our mobile virtual network operations, or MVNO, provider;

Fixed Line fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed IT services and resellership provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, and subsidiary, or IPCDSI Group, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, Curo Teknika, Inc. and ePDS, Inc., or ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas Data Intelligence, Inc., or Talas; distribution of Filipino channels and content by Pilipinas Global Network Limited and its subsidiaries; and

Others PLDT Communications and Energy Ventures, Inc., or PCEV, PLDT Global Investment Holdings, Inc., Mabuhay Investments Corporation, PLDT Global Investments Corporation, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiary, our investment companies.

As at December 31, 2016, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

On June 13, 2016, we unveiled the new PLDT and Smart logos which are shaped like a triangle and embody what we value most: our Customers, our People and Innovation. The logos represent our thrust to decisively shift our businesses toward data-driven services, in line with our digital pivot which aims to transform our organization, processes and networks into the most data-capable infrastructure, and reflective of our desire to bring relevant innovations to empower our customers who are increasingly embracing digital services into their daily lives. These symbolize the start of a new journey: #ANewDay to create a better tomorrow for Filipino consumers. With practical innovations that focus on our consumers’ needs, coupled with human-centered services, we aspire to empower Filipinos to enjoy a digital-centered life without barriers.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2016 and 2015 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2016 and 2015:

	2016	2015
	(Unaudited)	(Audited)
	(in millions)
Consolidated EBITDA	61,161	70,218
Add (deduct) adjustments:
Depreciation and amortization	(34,455)	(31,519)
Financing costs – net	(7,354)	(6,259)
Impairment of investments	(5,515)	(5,166)
Foreign exchange losses – net	(2,785)	(3,036)
Provision for income tax	(1,909)	(4,563)
Asset impairment	(1,074)	(5,788)
Amortization of intangible assets	(929)	(1,076)
Gains on derivative financial instruments – net	996	420
Interest income	1,046	799
Equity share in net earnings of associates and joint ventures	1,181	3,241
Other income (expenses) – net	9,799	4,804
Total adjustments	(40,999)	(48,143)
Consolidated net income	20,162	22,075

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2016 and 2015:

	2016	2015
	(Unaudited)	(Audited)
	(in millions)
Consolidated core income	27,857	35,212

Add (deduct) adjustments:
Impairment of investments	(5,515)	(5,166)
Foreign exchange losses – net	(2,785)	(3,036)
Asset impairment	(1,074)	(5,788)
Core adjustment on equity share in net losses of associates and joint ventures	(95)	(179)
Net income attributable to noncontrolling interests	156	10
Gains on derivative financial instruments – net, excluding hedge costs	1,539	762
Net tax effect of aforementioned adjustments	79	260
Total adjustments	(7,695)	(13,137)
Consolidated net income	20,162	22,075

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the years ended December 31, 2016 and 2015. In each of the years ended December 31, 2016 and 2015, we generated majority of our revenues from operations within the Philippines.

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the year ended December 31, 2016 (Unaudited)
Revenues	104,914	72,728	20	(12,400)	165,262
Expenses	93,204	61,285	42	(13,972)	140,559
Other income (expenses)	(3,517)	(291)	2,748	(1,572)	(2,632)
Income before income tax	8,193	11,152	2,726	–	22,071
Provision for (Benefit from) income tax	(1,270)	3,018	161	–	1,909
Net income/Segment profit	9,463	8,134	2,565	–	20,162
EBITDA	32,661	26,950	(22)	1,572	61,161
EBITDA margin(1)	32%	39%	–	–	39%
Core income	11,402	7,746	8,709	–	27,857
For the year ended December 31, 2015 (Audited)
Revenues	115,513	68,865	–	(13,275)	171,103
Expenses	95,358	58,417	59	(14,566)	139,268
Other income (expenses)	(1,958)	(2,599)	651	(1,291)	(5,197)
Income before income tax	18,197	7,849	592	–	26,638
Provision for income tax	2,763	1,656	144	–	4,563
Net income/Segment profit	15,434	6,193	448	–	22,075
EBITDA	44,237	24,749	(59)	1,291	70,218
EBITDA margin(1)	40%	38%	–	–	43%
Core income	22,512	6,539	6,161	–	35,212
Increase (Decrease)
Revenues	(10,599)	3,863	20	875	(5,841)
Expenses	(2,154)	2,868	(17)	594	1,291
Other income (expenses)	(1,559)	2,308	2,097	(281)	2,565
Income before income tax	(10,004)	3,303	2,134	–	(4,567)
Provision for (Benefit from) income tax	(4,033)	1,362	17	–	(2,654)
Net income/Segment profit	(5,971)	1,941	2,117	–	(1,913)
EBITDA	(11,576)	2,201	37	281	(9,057)
Core income	(11,110)	1,207	2,548	–	(7,355)

(1) EBITDA margin for the year is measured as EBITDA divided by service revenues.

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php165,262 million in 2016, a decrease of Php5,841 million, or 3%, as compared with Php171,103 million in 2015, primarily due to lower revenues from mobile, and digital platforms and mobile financial services as a result of the deconsolidation of ePay Investments Pte. Ltd., or ePay, for the period February to July 2016, from our wireless business, and lower revenues from fixed line voice services, partially offset by higher corporate data and leased lines, miscellaneous and non-service revenues from our fixed line business, as well as higher home broadband revenues.

The following table shows the breakdown of our consolidated revenues by services for the years ended December 31, 2016 and 2015:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the year ended December 31, 2016
Service Revenues
Wireless	100,582			(1,467)	99,115
Mobile	96,497			(1,431)	95,066
Home Broadband	2,772			(14)	2,758
Digital platforms and mobile financial services	728			(19)	709
MVNO and others	585			(3)	582
Fixed Line		69,006		(10,920)	58,086
Voice		29,630		(4,128)	25,502
Data		37,711		(5,984)	31,727
Home broadband		14,896		(167)	14,729
Corporate data and leased lines		19,980		(5,025)	14,955
Data Center and IT		2,835		(792)	2,043
Miscellaneous		1,665		(808)	857
Others			20	(11)	9

Total Service Revenues	100,582	69,006	20	(12,398)	157,210

Non-Service Revenues
Sale of computers, cellular handsets and SIM-packs	4,332	2,909	–	(2)	7,239
Point-product sales	–	813	–	–	813

Total Non-Service Revenues	4,332	3,722	–	(2)	8,052

Total Revenues	104,914	72,728	20	(12,400)	165,262

For the year ended December 31, 2015
Service Revenues
Wireless	110,716			(1,528)	109,188
Mobile	105,655			(1,480)	104,175
Home Broadband	3,040			(24)	3,016
Digital platforms and mobile financial services	1,051			(3)	1,048
MVNO and others	970			(21)	949
Fixed Line		65,475		(11,733)	53,742
Voice		30,253		(4,454)	25,799
Data		33,748		(6,578)	27,170
Home broadband		12,338		(10)	12,328
Corporate data and leased lines		18,806		(5,863)	12,943
Data Center and IT		2,604		(705)	1,899
Miscellaneous		1,474		(701)	773
Total Service Revenues	110,716	65,475	–	(13,261)	162,930

Non-Service Revenues
Sale of computers, cellular handsets and SIM-packs	4,797	2,692	–	(2)	7,487
Point-product sales	–	698	–	(12)	686

Total Non-Service Revenues	4,797	3,390	–	(14)	8,173

Total Revenues	115,513	68,865	–	(13,275)	171,103

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
			(in millions)
Wireless	104,914	64	115,513	68	(10,599)	(9)
Fixed line	72,728	44	68,865	40	3,863	6
Others	20	–	–	–	20	100
Inter-segment transactions	(12,400)	(8)	(13,275)	(8)	875	(7)

Consolidated	165,262	100	171,103	100	(5,841)	(3)

Expenses

Consolidated expenses increased by Php1,291 million, or 1%, to Php140,559 million in 2016 from Php139,268 million in 2015, as a result of higher expenses related to depreciation and amortization, asset impairment, cost of sales, and operating expenses related to professional and other contracted services, rent, and repairs and maintenance, partially offset by lower expenses related to selling and promotions, compensation and employee benefits, taxes and licenses, communication, training and travel, and other operating expenses, as well as lower interconnection costs.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2016 and 2015:

						Change
	2016	%	2015		%	Amount	%
			(in millions)
Wireless	93,204	66	95,358		68	(2,154)	(2)
Fixed line	61,285	44	58,417	,776	42	2,868	5
Others	42	–	59		–	(17)	(29)
Inter-segment transactions	(13,972)	(10)	(14,566)		(10)	594	(4)

Consolidated	140,559	100	139,268		100	1,291	1

Other Expenses

Consolidated other expenses amounted to Php2,632 million in 2016, a decrease of Php2,565 million, or 49%, from Php5,197 million in 2015, primarily due to the combined effects of the following: (i) other income of Php4,284 million in 2016 as against other expenses of Php362 million in 2015 due to higher gain on sale of Beacon Electric Asset Holdings, Inc., or Beacon, shares by PCEV in 2016 compared to gain on sale of Beacon’s Meralco shares in 2015 and a higher gain on sale of property, partly offset by higher impairment resulting from the fair value decline of our investment in Rocket Internet SE, or Rocket; (ii) higher net gain on derivative financial instruments by Php576 million on account of mark-to-market gains on foreign exchange derivatives due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar, partly offset by narrower dollar and peso interest rate differentials in 2016; (iii) lower foreign exchange losses by Php251 million due to lower net foreign currency-denominated liabilities, partly offset by higher level of depreciation of the Philippine peso relative to the U.S. dollar to Php49.77 as at December 31, 2016 from Php47.12 as at December 31, 2015 and Php44.74 as at December 31, 2014; (iv) higher interest income by Php247 million due to an increase in principal amount of temporary cash investments and the higher weighted average rate of the Philippine peso relative to the U.S. dollar in 2016, partly offset by lower weighted average interest rates; (v) higher net financing costs by Php1,095 million due to higher outstanding loan balance, higher weighted average interest rate, higher financing charges and higher weighted average rate of the Philippine peso relative to the U.S. dollar in 2016, partly offset by higher capitalized interest; and (vi) a decrease in equity share in net earnings of associates by Php2,060 million due to lower share in net earnings of Beacon, equity share in the net losses of Vega Telecom Inc., or VTI, Philippines Internet Holding S.à.r.l., or PHIH, and ECommerce Pay Holding S.à r.l., or ECommerce Pay, and higher share in net losses of Cignal TV and AF Payments, Inc., or AFPI, for the year ended December 31, 2016, partly offset by higher share in net earnings of Asia Outsourcing Beta Limited, or Beta, due to the sale of its SPi CRM business, and Hastings Holdings, Inc., or Hastings.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
		(in millions)
Wireless	(3,517)	(1,958)	(1,559)	80
Fixed line	(291)	(2,599)	2,308	(89)
Others	2,748	651	2,097	322
Inter-segment transactions	(1,572)	(1,291)	(281)	22

Consolidated	(2,632)	(5,197)	2,565	(49)

Net Income

Consolidated net income decreased by Php1,913 million, or 9%, to Php20,162 million in 2016, from Php22,075 million in 2015. The decrease was mainly due to the combined effects of the following: (i) lower consolidated revenues by Php5,841 million; (ii) higher consolidated expenses by Php1,291 million; (iii) a decrease in consolidated other expenses – net by Php2,565 million; and (iv) a decrease in consolidated provision for income tax by Php2,654 million. Our consolidated basic and diluted EPS decreased to Php92.33 in 2016 from consolidated basic and diluted EPS of Php101.85 in 2015. Our weighted average number of outstanding common shares was approximately 216.06 million in each of the years ended December 31, 2016 and 2015.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
			(in millions)
Wireless	9,463	47	15,434	70	(5,971)	(39)
Fixed line	8,134	40	6,193	28	1,941	31
Others	2,565	13	448	2	2,117	473
Consolidated	20,162	100	22,075	100	(1,913)	(9)

EBITDA

Our consolidated EBITDA amounted to Php61,161 million in 2016, a decrease of Php9,057 million, or 13%, as compared with Php70,218 million in 2015, primarily due to lower consolidated revenues, higher provisions for doubtful accounts and inventory obsolescence, as well as an increase in cost of sales, partially offset by lower consolidated cash operating expenses mainly driven by selling and promotions, compensation and employee benefits, taxes and licenses, and interconnection costs.

The following table shows the breakdown of our consolidated EBITDA by business segment for the years ended December 31, 2016 and 2015:

						Change
	2016	%	2015	%		Amount	%
			(in millions)
Wireless	32,661	53	44,237	63		(11,576)	(26)
Fixed line	26,950	44	24,749	35		2,201	9
Others	(22)	–	(59)	–		37	(63)
Inter-segment transactions	1,572	3	1,291	2	199	281	22

Consolidated	61,161	100	70,218	100		(9,057)	(13)

Core Income

Our consolidated core income amounted to Php27,857 million in 2016, a decrease of Php7,355 million, or 21%, as compared with Php35,212 million in 2015 primarily due to lower consolidated EBITDA and higher depreciation, partially offset by a decrease in other expenses and lower provision for income tax. Our consolidated basic and diluted core EPS, decreased to Php128.68 in 2016 from Php162.70 in 2015.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2016 and 2015:

					Change
	2016	%	2015	%	Amount	%
			(in millions)
Wireless	11,402	41	22,512	64	(11,110)	(49)
Fixed line	7,746	28	6,539	19	1,207	18
Others	8,709	31	6,161	17	2,548	41
Consolidated	27,857	100	35,212	100	(7,355)	(21)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php104,914 million from our wireless business in 2016, a decrease of Php10,599 million, or 9%, from Php115,513 million in 2015.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2016 and 2015 by service:

					Decrease
	2016	%	2015	%	Amount	%
			(in millions)
Service Revenues:
Mobile	96,497	92	105,655	91	(9,158)	(9)
Home Broadband	2,772	3	3,040	3	(268)	(9)
Digital platforms and mobile financial services	728	1	1,051	1	(323)	(31)
MVNO and others(1)	585	–	970	1	(385)	(40)

Total Wireless Service Revenues	100,582	96	110,716	96	(10,134)	(9)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and
broadband data modems	4,332	4	4,797	4	(465)	(10)

Total Wireless Revenues	104,914	100	115,513	100	(10,599)	(9)

(1) Includes service revenues generated by MVNOs of PLDT Global subsidiaries.

Service Revenues

Our wireless service revenues in 2016 decreased by Php10,134 million, or 9%, to Php100,582 million as compared with Php110,716 million in 2015, mainly as a result of lower revenues from mobile, home broadband, digital platforms and mobile financial services, and MVNO and other services. As a percentage of our total wireless revenues, service revenues accounted for 96% in each of 2016 and 2015.

Mobile Services

Our mobile service revenues amounted to Php96,497 million in 2016, a decrease of Php9,158 million, or 9%, from Php105,655 million in 2015. Mobile service revenues accounted for 96% and 95% of our wireless service revenues in 2016 and 2015, respectively.

					Increase (Decrease)
	2016	%	2015	%	Amount	%
			(in millions)
Mobile Services:
Voice	37,094	38	46,129	44		(9,035)	(20)
SMS	32,745	34	37,982	36		(5,237)	(14)
Data	25,517	27	20,179	19		5,338	26
Inbound roaming and others(1)	1,141	1	1,365	1		(224)	(16)
Total	96,497	100	105,655	100		(9,158)	(9)

(1) Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from Smart Money and revenues from and other Smart subsidiaries.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. Our mobile services include a variety of data and multi-media services that cater to the growing use of smartphones by our subscribers, as well as voice and text services. We offer a variety of packages that include load buckets which provide a fixed number of messages, calls of preset duration and data allowance with prescribed validity. Smart and Sun also provide buckets which offer voice, text and hybrid bundles available to all networks, as well as packages with unlimited on-net voice, text, volume-based data, and combinations thereof, denominations of which depend on the duration and nature of the packages.

In order to fulfill its goal of providing its subscribers with the best digital experience, Smart is committed to providing its customers with a superior data experience. Key to achieving this requires a superior network in terms of coverage, capacity and internet speeds. This involves the use of 3G and Long-Term Evolution, or LTE, technologies, and the integration of Smart and Sun networks to improve coverage and quality for subscribers of both brands, among others.

On April 13, 2016, Smart was the first to introduce LTE-Advanced in Boracay, which achieved breakthrough LTE speeds of up to 250 Mbps. The program also boosted 3G data service behind an enhanced 3G/high speed packet access, or HSPA/HSPA+ coverage and capacity.

Since July 2016, PLDT and Smart have rolled-out carrier-grade Smart WiFi in key transport hubs, identified by the Department of Transportation, in line with the PLDT Group’s commitment to make internet available to the public at world-class speeds for a seamless digital experience.  Apart from the Ninoy Aquino International Airport, the country’s biggest airport, Smart WiFi is now in key airports all over the country, including airports located in Davao, Misamis Oriental, Bacolod, Iloilo, Roxas, Zamboanga, Clark, Dumaguete, Laoag, General Santos, Kalibo and Puerto Princesa. Smart WiFi was also installed in the sea ports of Batangas City and Calapan in Mindoro.  It is scheduled for rollout in more regional airports, sea ports, and the rail-based MRT and LRT lines 1 and 2 in Metro Manila, and the rest of the country, in the coming months.

In conjunction with the drive to boost our 3G/LTE data services, we introduced on July 1, 2016, Giga Surf 50 with 1GB of open access data allowance plus 300 MB for access to iflix, Spinnr, YouTube, and other streaming services for Php50 valid for three days. This promo is open to Smart Postpaid, Smart Prepaid, Smart Bro Postpaid and Smart Bro Prepaid subscribers and can also be shared through Smart’s PasaData.

In October 2016, we also completed our spectrum refarming in Davao which aimed to extend coverage and increase our data services in terms of speed and quality. As a result of capacity enhancements, the average download speeds of Smart’s 3G service in Metro Davao have increased nearly six times to about 6 Mbps while that of LTE has gone up more than 4.5 times to over 17 Mbps, based on internal field tests.

Similar to the network upgrade completed in Davao, initiatives expected to dramatically improve network quality are now ongoing in Cebu, Rizal and Metro Manila.

As we work on building a superior network around the country, we continue to keep an eye on the future of mobile technology. In December 2016, Smart and Nokia successfully carried out the country’s first 5G showcase over a live network at Nokia Technology Center in Quezon City, achieving 5G speeds of 2.5 Gigabits per second using 100 Megahertz, or MHz, with latency of just one millisecond. This milestone is part of Smart’s roadmap to be 5G-ready by 2020 through strategic investments in infrastructure today.

Smart also teamed up with PayMaya Philippines, Inc., or PayMaya, to launch Smart Mastercard in October 2016. Under the partnership, mobile users who download the PayMaya app on their Android or iOS phones and register with their Smart, TNT or Sun number, may instantly get a virtual Smart Mastercard account number which they can load up at PayMaya load-up centers and use in more than 36 million merchants worldwide that accept Mastercard. Smart subscribers who download the app can also get as much as 10 percent discount on Smart Prepaid load when they buy in-app, as well as enjoy exciting perks from partners.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php9,035 million, or 20%, to Php37,094 million in 2016 from Php46,129 million in 2015 primarily due to lower domestic and international voice revenues due to the availability of alternative calling options and other OTT services such as Viber, Facebook Messenger, etc. Mobile voice services accounted for 38% and 44% of our mobile service revenues in 2016 and 2015, respectively.

The following table shows the breakdown of our mobile voice revenues for the years ended December 31, 2016 and 2015:

					Decrease
	2016	%	2015	%	Amount	%
			(in millions)
Voice Services:
Domestic	28,666	77	35,152	76	(6,486)	(18)
International	8,428	23	10,977	24	(2,549)	(23)

Total	37,094	100	46,129	100	(9,035)	(20)

Domestic voice service revenues decreased by Php6,486 million, or 18%, to Php28,666 million in 2016 from Php35,152 million in 2015, due to lower domestic outbound and inbound voice service revenues.

International voice service revenues decreased by Php2,549 million, or 23%, to Php8,428 million in 2016 from Php10,977 million in 2015 primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services and value-added services, or VAS, decreased by Php5,237 million, or 14%, to Php32,745 million in 2016 from Php37,982 million in 2015 mainly from lower bucket-priced and unlimited SMS revenues. Mobile SMS services accounted for 34% and 36% of our mobile service revenues in 2016 and 2015, respectively.

The following table shows the breakdown of our mobile SMS service revenues for the years ended December 31, 2016 and 2015:

					Decrease
	2016	%	2015	%	Amount	%
			(in millions)
SMS Services:
Domestic(1)	30,848	94	35,445	93	(4,597)	(13)
International	1,897	6	2,537	7	(640)	(25)

Total	32,745	100	37,982	100	(5,237)	(14)

(1) Includes revenues, net of discounts and content provider costs, from Smart Pasa Load, Sun Cellular Give-a-load and Dial*SOS; Music (Spinnr and Deezer, music subscription mainly ring back tunes and music downloads); Gaming (games subscriptions, downloads, and purchases); Videos (video subscriptions, downloads and video and movie streaming via iflix and Fox); Infotainment (subscriptions and downloads of broadcast materials that are intended both to entertain and to inform, as well as info-on-demand); financial services ( revenues from Smart Money Clicks via Smart Menu and mobile banking); Communicate, (revenues from group chat, text and voice messaging services); and Other VAS ( includes revenues from application program interface (API) downloads, info-on-demand and voice text services).

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php5,338 million, or 26%, to Php25,517 million in 2016 from Php20,179 million in 2015.

The following table shows the breakdown of our mobile data revenues for the years ended December 31, 2016 and 2015:

					Increase
	2016	%	2015	%	Amount	%
			(in millions)
Data Services:
Mobile internet(1)	17,167	67	12,055	60	5,112	42
Mobile broadband	8,147	32	7,951	39	196	2
Other data	203	1	173	1	30	17
Total	25,517	100	20,179	100	5,338	26

(1) Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php5,112 million, or 42%, to Php17,167 million in 2016 from Php12,055 million in 2015 as a result of the increase in smartphone ownership and greater data adoption among our subscriber base leading to an increase in mobile internet browsing and prevalent use of mobile apps, social networking sites and other over-the-top, or OTT, services. Mobile internet services accounted for 18% and 11% of our mobile service revenues in 2016 and 2015, respectively. Data offerings such as Smart Big Bytes Barkada, Shared Data, Giga Surf and App on Flexibundles were also introduced during the year to boost data usage.

Mobile broadband

Mobile broadband revenues amounted to Php8,147 million in 2016, an increase of Php196 million, or 2%, from Php7,951 million in 2015 primarily due to higher mobile broadband traffic.

Smart Bro offers internet access through Smart Bro Pocket WiFi, a portable wireless router which can be shared by up to 10 users/gadgets at a time.  It provides connectivity at varying speeds supported by Smart’s network utilizing HSPA, 4G HSPA+ or LTE-technology. Smart Bro Pocket WiFi is available in both postpaid and prepaid variants.

Smart Bro continues to grow mobile broadband revenues through various prepaid and postpaid offers. Smart Bro bannered various packages both for new and existing subscribers. The BRO-kada, comprised of today’s favorite millenial celebrities, went around the country to make data more accessible to its target market, offering the Prepaid Pocket WiFi at Php888 and the iPad Mini 2 at Plan 599. Furthermore, it has partnered with PLDT to offer the Pocket WiFi even to far-flung areas that can be served with the wireless broadband access that Smart Bro can provide.

In November 2016, Smart Bro unveiled its new postpaid plans that come with free Pocket WiFi and loaded with more data and faster speed, starting with Plan 299, which comes with 3.5GB data, to Plan 999, which offers 15GB data.

The brand closed the year with Smart Bro’s free Pocket WiFi for all postpaid plans, loaded with more data and faster speed. All these programs brought in more subscribers into the brand and driving growth in activations.

DMPI’s Sun Broadband is an affordable high-speed wireless broadband service utilizing advanced 3.5G HSPA and LTE technology offering various plans and packages to internet users.  Sun Broadband continues to grow the value broadband segment with its Non-Stop Surf Plans and Loads.

Other data

Revenues from our other data services, which include domestic leased lines and share in revenue from PLDT WeRoam, increased by Php30 million, or 17%, to Php203 million in 2016 from Php173 million in 2015.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services decreased by Php224 million, or 16%, to Php1,141 million in 2016 from Php1,365 million in 2015.

The following table shows the breakdown of our mobile service revenues for the years ended December 31, 2016 and 2015:

			Decrease
	2016	2015	Amount	%
		(in millions)
Mobile service revenues	96,497	105,655	(9,158)	(9)
By service type
Prepaid	67,304	76,143	(8,839)	(12)
Postpaid	28,052	28,147	(95)	–
Inbound roaming and others	1,141	1,365	(224)	(16)

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php67,304 million in 2016, a decrease of Php8,839 million, or 12%, as compared with Php76,143 million in 2015. Mobile prepaid service revenues accounted for 70% and 72% of mobile service revenues in 2016 and 2015, respectively. The decrease in revenues from our mobile prepaid services was primarily driven by lower mobile prepaid subscriber base resulting to lower voice and text messaging revenues, partially offset by an increase in mobile internet revenues.

In 2016, as part of its attempt to increase smartphone ownership among prepaid subscribers, Smart launched several promotions that offered quality smartphones at compelling price points, bundled with perks and rewards.

In July 2016, Smart Prepaid relaunched its Smart Prepaid LTE SIM to target data users, with free 50MB mobile data per month for six months and a 100MB monthly data reward for an accumulated top-up of Php100 per month for six months.

In August 2016, Smart Prepaid also launched the All-Out Surf bundle, which combines volume-based data, unlimited all-net texts and capped on-net minutes starting at Php30 valid for two days. This was designed for heavy text users who are transitioning into mobile data users.

On September 27, 2016, Smart expanded its suite of digital content with a milestone partnership with multimedia giant ABS-CBN for iWanTV, the latter’s streaming service for TV shows, movies and other exclusive digital content. Under the partnership, all Smart subscribers enjoyed free access to the iWanTV app for every purchase of Giga Surf products, allowing them to catch their favorite local TV series and shows on-the-go. Smart makes it a lot easier for subscribers to pay for their iWanTV subscription using prepaid load or charged to their postpaid account.

Along with Smart’s digital transformation, its value brand, TNT, also launched its new logo, brand ambassadors and theme song “It’s a Tropa Thing” on June 8, 2016, expanding its target market to appeal to the more tech-savvy, fun-loving and budget-conscious Filipino youth.

TNT continues to offer the Alden & Maine load or AM15 that allows Katropas to keep up with their favorite couple, Alden and Maine, and all updates online. With Php15 per day, a TNT subscriber can enjoy 100MB of mobile data that can be used to access any of their favorite apps like Facebook, Viber, Twitter, Clash of Clans and Dubsmash, one day of unlimited texts to all networks and 60 minutes of calls to TNT, Smart and Sun.

On September 17, 2016, TNT launched Babad Apps which give subscribers access to their favorite mobile applications at Php5 per day or Php10 for three days, per app. Babad Apps that subscribers can choose from include Facebook, Instagram, Twitter, Viber, WeChat, Clash of Clans, Wattpad, Boom Beach, Hay Day, Clash Royale, Youtube and Google.

In December 2016, TNT launched ItsATropaTreat, which encouraged subscribers to pass on AM15 and enjoy digital treats such as free 16MB or 16 texts for every registration to top TNT promos.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php28,052 million in 2016, a decrease of Php95 million as compared with Php28,147 million in 2015, and accounted for 29% and 27% of mobile service revenues in 2016 and 2015, respectively. The decrease in our mobile postpaid service revenues was primarily due to a lower postpaid subscriber base.

We continue to offer a wide array of choices for postpaid subscription plans. In January 2016, Smart Postpaid introduced the country’s first Shared Data Plan 999, which provides three smartphones and three mobile numbers under a single account, that are capable of sharing 6GB of mobile data volume per month. The plan also comes with unlimited calling among the three users.

Smart Postpaid continues to offer Smart All-in Plans, which are offered at Plan 500 up to Plan 2500, enable subscribers to avail of call, text and data services, mix and match services or create their own plan using various Flexibundles, all charged within the subscriber’s monthly service fee. Top picks for Flexibundles are Tri-net Plus 399, Unli Call and Text 599 and SurfMax 995 while the newest bundles include App On, Giga Surf and Shared Data bundles.

In November 2016, Smart Postpaid launched Giga Plans which offer up to ten times more than Smart’s previous data allocations, plus call and text credits, and a free VAS subscription of choice. Giga Plans start at Plan 399 with 1GB of data, up to Plan 2999 with 36GB – both with free calls and texts bundles.

Sun, on the other hand, enhanced its Plan 599 to include a free phone and tablet bundle, plus unlimited calls and texts to Sun, 400 texts to other networks and 400MB data for surfing. Sun also launched Fixed Load Plans, which offer a free phone with a set amount of monthly load and service inclusions, designed for subscribers who want to manage their budget easily. Sun Fixed Load Plans start at Plan 199, which comes with a free smartphone, four hours of calls to Sun, and unlimited texts to Sun numbers; to Fixed Load Plan 350, which also includes a free smartphone, plus unlimited calls and texts to Sun numbers.

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

The following table shows our wireless subscriber base as at December 31, 2016 and 2015:

			Increase (Decrease)
	2016	2015	Amount	%
Mobile subscriber base	62,763,209	68,612,118	(5,848,909)	(9)
Smart(1)	23,027,793	26,921,211	(3,893,418)	(14)
Postpaid	1,383,830	1,502,678	(118,848)	(8)
Prepaid	21,643,963	25,418,533	(3,774,570)	(15)
TNT	29,845,509	28,054,160	1,791,349	6
Sun Cellular(1)	9,889,907	13,636,747	(3,746,840)	(27)
Postpaid	1,426,438	2,045,580	(619,136)	(30)
Prepaid	8,463,469	11,591,167	(3,127,698)	(27)
Home broadband subscriber base	270,203	258,776	11,427	4

Total wireless subscribers	63,033,412	68,870,894	(5,837,482)	(8)

(1)	Includes mobile broadband subscribers.

The following table summarizes our average monthly churn rates for the years ended December 31, 2016 and 2015:

	2016	2015
	(in %)
Smart	7.5	6.4
Postpaid	4.8	3.3
Prepaid	7.6	6.6
TNT	6.3	5.7
Sun Cellular	8.5	10.3
Postpaid	6.4	4.3
Prepaid	8.8	11.3

The following table summarizes our average monthly ARPUs for the years ended December 31, 2016 and 2015:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2016	2015	Amount	%	2016	2015	Amount	%
Prepaid
Smart	117	129	(12)	(9)	107	118	(11)	(9)
TNT	82	91	(9)	(10)	76	84	(8)	(10)
Sun	90	74	16	22	83	68	15	22
Postpaid
Smart	966	993	(27)	(3)	951	982	(31)	(3)
Sun	443	444	(1)	–	437	441	(4)	(1)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

HOMEBro, is a fixed wireless broadband service being offered under PLDT’s HOME brand. PLDT HOMEBro is powered by Smart’s wireless broadband base stations which allow subscribers to connect to the internet using indoor or outdoor customer premises equipment through various wireless technologies.  Home Ultera, our fixed wireless broadband offering specifically designed for the home, utilizes the TD-LTE technology and offers customized packages that cater to the lower income home segment.

Revenues from our HOMEBro services decreased by Php268 million, or 9%, to Php2,772 million in 2016 from Php3,040 million in 2015 due mainly to the continued migration of our high-value fixed wireless subscribers from legacy technologies (Canopy & Wimax) to either TD-LTE or wired broadband (DSL/FTTH). In addition, average revenue per user has decreased as a result of price competition and PLDT’s continued thrust to bring high-quality broadband services to the lower income segments of the Home market.

Despite the decline in revenues, subscribers of our HOMEBro services increased by 11,427 or 4% from 258,776 subscribers as of December 31, 2015 to 270,203 subscribers as of December 31, 2016. This significant turnaround in subscriber base was directly attributed to the launch of the country’s most affordable postpaid broadband offering designed for the home – Home Ultera Plan 699.

On top of providing the country’s most affordable home broadband service, PLDT has always been at the forefront of providing subscribers with diverse and compelling bundled content through its partnerships with globally renowned content providers. These partners include Southeast Asia’s leading internet TV service provider iflix; Fox International Channels which offers a wide range of video-on-demand, live content and catch-up TV; and ABS-CBN’s iWanTV – the number one OTT content platform in the Philippines.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, decreased by Php323 million, or 31%, to Php728 million in 2016 from Php1,051 million in 2015 resulting from the deconsolidation of ePay, the holding company of PayMaya, for the period February to July 2016, with total service revenues of Php503 million during the said period. ePay was reconsolidated to Smart in August 2016 and posted revenues of Php247 million for the months of January, and August until December 2016. Had we included PayMaya revenues for the period February to July 2016, revenues would have been Php1,231 million in 2016, an increase of 17%, from Php1,051 million in 2015.

MVNO and Others

Revenues from our other services decreased by Php385 million, or 40%, to Php585 million in 2016 from Php970 million in 2015, primarily due to a decrease in the number of ACeS Philippines’ subscribers, lower revenue contribution from MVNOs of PLDT Global, partially offset by the impact of higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php47.48 for the year ended December 31, 2016 from Php45.51 for the year ended December 31, 2015 on our U.S. dollar and U.S. dollar-linked other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of sales of cellular handsets, cellular SIM-packs and broadband data modems, tablets and accessories. Our wireless non-service revenues decreased by Php465 million, or 10%, to Php4,332 million in 2016 from Php4,797 million in 2015, primarily due to higher revenues from mobile prepaid attributed to Smart Prepaid Android Phone Kits.

Expenses

Expenses associated with our wireless business amounted to Php93,204 million in 2016, a decrease of Php2,154 million, or 2%, from Php95,358 million in 2015. A significant portion of the decrease was mainly attributable to lower selling and promotions, compensation and employee benefits, rent, taxes and licenses, and interconnection costs, partially offset by higher expenses related to depreciation and amortization, asset impairment, professional and other contracted services, and cost of sales. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 89% and 83% in 2016 and 2015, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2016 and 2015 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
			(in millions)
Depreciation and amortization	18,984	20	17,218	18	1,766	10
Cost of sales	14,140	15	13,811	15	329	2
Rent	9,805	11	10,657	11	(852)	(8)
Asset impairment	9,284	10	8,446	9	838	10
Repairs and maintenance	8,367	9	8,577	9	(210)	(2)
Interconnection costs	8,035	9	8,513	9	(478)	(6)
Compensation and employee benefits	6,706	7	7,725	8	(1,019)	(13)
Professional and other contracted services	6,119	7	5,613	6	506	9
Selling and promotions	5,570	6	7,712	8	(2,142)	(28)
Taxes and licenses	2,675	3	3,124	3	(449)	(14)
Insurance and security services	1,149	1	1,190	1	(41)	(3)
Amortization of intangible assets	929	1	1,076	1	(147)	(14)
Communication, training and travel	809	1	958	1	(149)	(16)
Cost of content	289	–	62	–	227	366
Other expenses	343	–	676	1	(333)	(49)

Total	93,204	100	95,358	100	(2,154)	(2)

Depreciation and amortization charges increased by Php1,766 million, or 10%, to Php18,984 million primarily due to higher depreciable asset base.

Cost of sales increased by Php329 million, or 2%, to Php14,140 million primarily due to higher average costs and increased smartphone and data-capable device issuances for Smart Postpaid subscribers, and increased availments for Smart Prepaid Android Phone Kits.

Rent expenses decreased by Php852 million, or 8%, to Php9,805 million primarily due to lower domestic fiber optic network rental charges.

Asset impairment increased by Php838 million, or 10%, to Php9,284 million primarily due to higher provision for doubtful accounts and inventory obsolescence, partly offset by an impairment provision for property and equipment in 2015.

Repairs and maintenance expenses decreased by Php210 million, or 2%, to Php8,367 million mainly due to lower site and office electricity costs, lower maintenance costs on domestic cable and wire facilities, customer premises and telecoms equipment, partially offset by higher maintenance costs on site facilities and IT software as a result of our network expansion.

Interconnection costs decreased by Php478 million, or 6%, to Php8,035 million primarily due to lower interconnection cost on international voice and text services, partially offset by an increase in interconnection charges on domestic voice and text services.

Compensation and employee benefits decreased by Php1,019 million, or 13%, to Php6,706 million primarily due to lower salaries and employee benefits, provision for pension benefits and MRP costs. Employee headcount decreased to 7,343 as at December 31, 2016 as compared with 7,505 as at December 31, 2015.

Professional and other contracted service fees increased by Php506 million, or 9%, to Php6,119 million primarily due to increase in managed services, facility usage costs and contracted services, partly offset by lower call center and consultancy fees.

Selling and promotion expenses decreased by Php2,142 million, or 28%, to Php5,570 million primarily due to lower advertising and promotions, and public relations expenses, partially offset by higher commission expenses.

Taxes and licenses decreased by Php449 million, or 14%, to Php2,675 million due to tax settlement, real property and other business-related taxes, partly offset by higher spectrum user fees for cellular service and radio equipment.

Insurance and security services decreased by Php41 million, or 3%, to Php1,149 million primarily due to lower site security expenses, partially offset by higher office security expenses.

Amortization of intangible assets decreased by Php147 million, or 14%, to Php929 million primarily due to reclassification of music license.

Communication, training and travel expenses decreased by Php149 million, or 16%, to Php809 million primarily due to lower fuel costs for vehicles as a result of lower average fuel cost per liter and lower communication expenses, partially offset by higher travel expenses.

Cost of content increased by Php227 million to Php289 million primarily due to music licenses recognized as cost of service effective 2016.

Other expenses decreased by Php333 million, or 49%, to Php343 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
Other Income (Expenses):		(in millions)
Financing costs – net	(2,487)	(1,799)	(688)	38
Foreign exchange losses – net	(1,702)	(1,622)	(80)	5
Equity share in net losses of associates	(237)	(81)	(156)	193
Interest income	270	308	(38)	(12)
Gain on derivative financial instruments – net	485	–	485	100
Other income – net	154	1,236	(1,082)	(88)

Total	(3,517)	(1,958)	(1,559)	80

Our wireless business’ other expenses amounted to Php3,517 million in 2016, an increase of Php1,559 million, or 80%, from Php1,958 million in 2015, primarily due to the combined effects of the following: (i) a decrease in other income – net by Php1,082 million mainly due to reversal of asset retirement obligation in 2015 and lower gain on insurance claims, partly offset by higher income from consultancy services; (ii) higher net financing costs by Php688 million due to higher outstanding loan balance, higher weighted average interest rate, higher financing charges and higher weighted average of the Philippine peso relative to the U.S. dollar in 2016, partly offset by higher capitalized interest; (iii) higher equity share in net losses of associates by Php156 million due to equity share in net losses of PHIH and ECommerce Pay in 2016, and higher share in net losses of AFPI; (iv) higher foreign exchange losses by Php80 million on account of the revaluation of net foreign currency-denominated liabilities due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2016 as against the same period in 2015; (v) lower interest income by Php38 million mainly due to lower weighted average interest rate, and a decrease in the principal amount of temporary cash investments, partly offset by higher weighted average rate of the Philippine peso relative to the U.S. dollar; and (vi) net gains on derivative financial instruments of Php485 million in 2016 on account of mark-to-market gains on foreign exchange derivatives due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar, partly offset by narrower dollar and peso interest rate differentials in 2016.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php1,270 million in 2016 as against provision for income tax of Php2,763 million in 2015 primarily due to lower taxable income and recognition of deferred tax benefit relating to Smart’s acquisition of DMPI’s subscriber base.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php5,971 million, or 39%, to Php9,463 million in 2016 from Php15,434 million in 2015.

EBITDA

Our wireless business’ EBITDA decreased by Php11,576 million, or 26%, to Php32,661 million in 2016 from Php44,237 million in 2015. EBITDA margin decreased to 32% in 2016 from 40% in 2015.

Core Income

Our wireless business’ core income decreased by Php11,110 million, or 49%, to Php11,402 million in 2016 from Php22,512 million in 2015 on account of lower revenues and higher other expenses, partially offset by lower operating expenses and benefit for income tax in 2016.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php72,728 million in 2016, an increase of Php3,863 million, or 6%, from Php68,865 million in 2015.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2016 and 2015 by service segment:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
				(in millions)
Service Revenues:
Voice	29,630	41	30,253	44	(623)	(2)
Data	37,711	52	33,748	49	3,963	12
Miscellaneous	1,665	2	1,474	2	191	13
	69,006	95	65,475	95	3,531	5
Non-Service Revenues:
Sale of computers, phone units and SIM packs, and point-product sales	3,722	5	3,390	5	332	10

Total Fixed Line Revenues	72,728	100	68,865	100	3,863	6

Service Revenues

Our fixed line service revenues increased by Php3,531 million, or 5%, to Php69,006 million in 2016 from Php65,475 million in 2015 due to higher revenues from our data and miscellaneous services, partially offset by lower voice service revenues.

Voice Services

Revenues from our voice services decreased by Php623 million, or 2%, from Php29,630 million in 2016 from Php30,253 million in 2015 primarily due to lower international and domestic services, partially offset by higher revenues from local exchange.

The following table shows information of our voice service revenues for the years ended December 31, 2016 and 2015:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
				(in millions)
Voice
Local exchange	17,792	60	17,076	56	716	4
International	8,056	27	9,219	31	(1,163)	(13)
Domestic	3,782	13	3,958	13	(176)	(4)
Total	29,630	100	30,253	100	(623)	(2)

Local Exchange

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2016 and 2015:

			Increase
	2016	2015	Amount	%
Total local exchange service revenues (in millions)	17,792	17,076	716	4
Number of fixed line subscribers	2,438,473	2,303,454	135,019	6
Number of fixed line LEC employees	7,205	7,039	166	2
Number of fixed line subscribers per employee	338	327	11	3

Revenues from our local exchange service increased by Php716 million, or 4%, to Php17,792 million in 2016 from Php17,076 million in 2015, primarily due to an increase in subscribers. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% in each of the years ended December 31, 2016 and 2015.

International

Our international service revenues decreased by Php1,163 million, or 13%, to Php8,056 million in 2016 from Php9,219 million in 2015, primarily due to lower call volumes for both inbound and outbound traffic as a result of the popularity of OTT service providers (e.g. Facebook, Skype, Viber, WhatsApp, etc.) over traditional long distance services, partially offset by the favorable effect of a higher weighted average exchange rate of the Philippine peso relative to the U.S. dollar to Php47.48 in 2016 from Php45.51 in 2015, and the net increase in average billing rates in dollar terms. The percentage contribution of international service revenues to our total fixed line service revenues accounted for 12% and 14% in 2016 and 2015, respectively.

Domestic

Our domestic service revenues decreased by Php176 million, or 4%, to Php3,782 million in 2016 from Php3,958 million in 2015, primarily due to a decrease in call volumes. The percentage contribution of domestic service revenues to our fixed line service revenues were 5% and 6% in 2016 and 2015, respectively.

Data Services

The following table shows information of our data service revenues for the years ended December 31, 2016 and 2015:

			Increase
	2016	2015	Amount	%
Data service revenues (in millions)	37,711	33,748	3,963	12
Home broadband	14,896	12,338	2,558	21
Corporate data and leased lines	19,980	18,806	1,174	6
Data Center and IT	2,835	2,604	231	9

Our data services posted revenues of Php37,711 million in 2016, an increase of Php3,963 million, or 12%, from Php33,748 million in 2015, primarily due to higher home broadband revenues from DSL and Fibr, an increase in corporate data and leased lines primarily i-Gate, Fibernet, Metro Ethernet and Shops.Work, and higher data center and IT revenues. The percentage contribution of this service segment to our fixed line service revenues was 55% and 52% in 2016 and 2015, respectively.

Home Broadband

PLDT HOME remains to be the nation’s leading home broadband service provider, now serving over 1.4 million subscribers nationwide. PLDT HOME’s broadband data services include Home DSL and Home Fibr, the country’s most powerful broadband connection. Home broadband data revenues amounted to Php14,896 million in 2016, an increase of Php2,558 million, or 21%, from Php12,338 million in 2015. Home broadband revenues accounted for 39% and 36% of total data service revenues in 2016 and 2015, respectively. This growth is driven by the company’s commitment to aggressively expand the fiber-to-the-home (FTTH) network in the Philippines.

Beyond network expansion, PLDT HOME is also aggressively modernizing and upgrading its current copper network through the use of new technologies like VDSL which delivers speeds of up to 100 Mbps. Pilot testing of G.Fast and Gigawire technologies are currently underway which will soon see subscribers enjoying speeds of up to 500 Mbps on their copper lines.

PLDT HOME is strongly committed to fulfill our subscribers’ digital home lifestyle needs through conveniently and strategically bundled packages with our core data service. PLDT HOME was first to market such services under the Connected Home banner, spreading close to half a million digital services nationwide.

Consistent with its goal of always spearheading innovation for the home, PLDT launched the Smart Home digital services in 2016. This digital ecosystem is built on these key pillars: connectivity, peace of mind, entertainment, and convergence. The connectivity that binds the Smart Home is best experienced through devices like the Telpad which is the world’s first landline, broadband and tablet service in one; and the TVolution which turns an ordinary TV into a smart TV, enabled by Home Fibr’s fastest Internet speeds of up to 1 Gbps. This allows for high-speed browsing of multiple websites and the country’s first symmetrical speed service which provides equal upload and download speeds. PLDT HOME also pioneered the ‘peace of mind’ suite which features security-enhancing products like the home monitoring system Fam Cam launched in partnership with network solutions giant D-Link; the online safety solution Fam Zone which is Australia’s leading online parental control platform; and the multi-functional kiddie gadget Smart Watch manufactured by global telecommunications company Alcatel.

PLDT HOME has always been at the forefront of providing subscribers with diverse and compelling bundled content through its partnerships with globally renowned content providers. These partners include Southeast Asia’s internet TV service provider iflix; US-based internet TV pioneer Netflix; the country’s pay TV service provider Cignal Digital TV; Fox International Channels which offers a wide range of video-on-demand, live content and catch-up TV; and ABS-CBN’s iWanTV, an OTT content platform in the Philippines.

Finally, PLDT HOME has blazed the trail for the convergence of wired and wireless connections through its data sharing feature which allows subscribers to seamlessly share data with their Smart mobile phones, thus revolutionizing the way families share and enjoy their high-speed connection. The data sharing bundle also allows subscribers to conveniently upgrade their mobile devices to the latest iPhone plans or bundle their home broadband service with a Smart Bro Pocket WiFi so they can enjoy the same strongest connections even outside the home.

Corporate Data and Leased Lines

Corporate data and leased line services contributed Php19,980 million in 2016, an increase of Php1,174 million, or 6%, as compared with Php18,806 million in 2015 mainly due to sustained market traction of broadband data services such as DSL and Fibr, as a result of higher internet connectivity requirements, and key Private Networking Solutions such as Internet Protocol-Virtual Private Network, or IP-VPN, Metro Ethernet and Shops.Work. Corporate data and leased line revenues accounted for 53% and 56% of total data services in 2016 and 2015, respectively.

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; and (4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office.

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, which provide data networking services to multinational companies.

2016 saw the addition of a new international Point of Presence (PoP) in Sydney, Australia, which complements existing PoPs in the United States, Hong Kong, Singapore, and the United Kingdom. PLDT’s sixth PoP further strengthens PLDT’s formidable global network, resulting in maximum international connectivity.

Data Center and IT

Data centers provide colocation and related connectivity, disaster recovery, server hosting, cloud, big data and other data center services. As at December 31, 2016, ePLDT Group had a total of 6,797 rack capacity in seven locations covering Metro Manila, Subic and Cebu. On July 28, 2016, PLDT, through ePLDT, inaugurated VITRO Makati, the country’s biggest data center with 3,600 racks at full capacity, and located in one of the country’s premiere business districts. It is equipped with highly-resilient systems and facilities to guarantee continuous operations, ensuring that businesses can utilize robust and scalable digital infrastructure, as well as world-class 24/7 technical support capabilities. Data center and IT revenues increased by Php231 million, or 9%, to Php2,835 million in 2016 from Php2,604 million in 2015 mainly due to higher revenues from colocation, managed IT and social engagement solutions services. Cloud services include cloud contact center, cloud Infrastructure as a Service, cloud Software as a Service, managed security services and cloud professional services. The percentage contribution of this service segment to our total data service revenues was 8% in each of 2016 and 2015.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental, outsourcing and facilities management fees, and directory advertising. These service revenues increased by Php191 million, or 13%, to Php1,665 million in 2016 from Php1,474 million in 2015 mainly due to higher outsourcing and management fees, partly offset by royalties from directory services in 2015. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 2% in each of 2016 and 2015.

Non-service Revenues

Non-service revenues increased by Php332 million, or 10%, to Php3,722 million in 2016 from Php3,390 million in 2015, primarily due to higher sale of FabTAB for myDSL retention and PLP units, computer-bundled, and TVolution units, partially offset by lower sale of UNO equipment, Telpad units, managed IT equipment, set top box and managed PABX.

Expenses

Expenses related to our fixed line business totaled Php61,285 million in 2016, an increase of Php2,868 million, or 5%, as compared with Php58,417 million in 2015. The increase was primarily due to higher expenses related to professional and other contracted services, depreciation and amortization, rent, asset impairment, repairs and maintenance, cost of content, selling and promotions, communication, training and travel, and other operating expenses, partly offset by lower expenses related to interconnection costs, compensation and employee benefits, taxes and licenses, and insurance and security services. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 84% and 85% in 2016 and 2015, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2016 and 2015 and the percentage of each expense item to the total:

					Increase (Decrease)
	2016	%	2015	%	Amount	%
				(in millions)
Depreciation and amortization	15,471	25	14,301	25	1,170	8
Compensation and employee benefits	13,238	22	13,899	24	(661)	(5)
Repairs and maintenance	7,480	12	7,028	12	452	6
Interconnection costs	5,940	10	6,666	11	(726)	(11)
Professional and other contracted services	5,641	9	4,382	8	1,259	29
Rent	3,373	6	2,768	5	605	22
Cost of sales	2,617	4	2,596	4	21	1
Selling and promotions	2,133	3	2,036	4	97	5
Asset impairment	1,758	3	1,244	2	514	41
Taxes and licenses	1,131	2	1,425	2	(294)	(21)
Insurance and security services	697	1	715	1	(18)	(3)
Communication, training and travel	612	1	549	1	63	11
Cost of content	287	–	163	–	124	76
Other expenses	907	2	645	1	262	41

Total	61,285	100	58,417	100	2,868	5

Depreciation and amortization charges increased by Php1,170 million, or 8% to Php15,471 million due to a higher depreciable asset base.

Compensation and employee benefits expenses decreased by Php661 million, or 5%, to Php13,238 million primarily due to lower MRP costs by Php1,344 million, or 92%, to Php110 million in 2016, and lower provision for pension benefits, partially offset by higher salaries and employee benefits. Employee headcount increased to 10,695 as at December 31, 2016 as compared with 9,671 as at December 31, 2015.

Repairs and maintenance expenses increased by Php452 million, or 6%, to Php7,480 million primarily due to higher repairs and maintenance costs on cable and wire facilities, and higher maintenance costs on IT hardware and software, and buildings, partially offset by lower office and site electricity charges.

Interconnection costs decreased by Php726 million, or 11%, to Php5,940 million primarily due to lower international interconnection/settlement costs as a result of a decrease in international inbound calls that terminated to other domestic carriers, and lower international outbound calls, and data interconnection/
settlement costs, particularly Fibernet and Infonet.

Professional and other contracted service expenses increased by Php1,259 million, or 29%, to Php5,641 million primarily due to higher consultancy, contracted service, and technical service fees, partially offset by lower bill printing, collection agency and legal fees.

Rent expenses increased by Php605 million, or 22%, to Php3,373 million primarily due to higher international leased circuit, office building and pole rental charges.

Cost of sales increased by Php21 million, or 1%, to Php2,617 million primarily due to higher sale of FabTab for myDSL retention, PLP units, computer-bundled, and TVolution units, partially offset by lower sale of UNO equipment, Telpad units, managed IT equipment, set top box and managed PABX.

Selling and promotion expenses increased by Php97 million, or 5%, to Php2,133 million primarily due to higher cost of events, and advertising and promotions expenses, partly offset by lower expenses on commissions and public relations.

Asset impairment increased by Php514 million, or 41%, to Php1,758 million mainly due to higher provision for inventory obsolescence and doubtful accounts.

Taxes and licenses decreased by Php294 million, or 21%, to Php1,131 million as a result of lower tax settlement and other business-related taxes.

Insurance and security services decreased by Php18 million, or 1%, to Php697 million primarily due to lower insurance and bond premiums, office security services and life insurance premiums.

Communication, training and travel expenses increased by Php63 million, or 11%, to Php612 million mainly due to higher local training and travel, an increase in communication charges, and an increase in fuel consumption, partly offset by a decrease in average cost per liter of fuel.

Cost of content increased by Php124 million, or 76%, to Php287 million primarily due to various partnership with content providers during the year.

Other expenses increased by Php262 million, or 41%, to Php907 million primarily due to higher various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
Other Income (Expenses):		(in millions)
Financing costs – net	(4,917)	(4,509)	(408)	9
Foreign exchange losses – net	(486)	(892)	406	(46)
Equity share in net earnings (losses) of associates	(40)	38	(78)	(205)
Gains on derivative financial instruments – net	511	420	91	22
Interest income	707	620	87	14
Other income – net	3,934	1,724	2,210	128

Total	(291)	(2,599)	2,308	(89)

Our fixed line business’ other expenses amounted to Php291 million in 2016, a decrease of Php2,308 million, or 89% from Php2,599 million in 2015 mainly due to the combined effects of the following: (i) an increase in other income – net by Php2,210 million due to gain on sale of property and lower loss on sale of fixed assets and materials; (ii) lower foreign exchange losses by Php406 million due to lower net foreign currency-denominated liabilities, partly offset by higher level of depreciation of the Philippine peso relative to the U.S. dollar; (iii) higher net gain on derivative financial instruments by Php91 million on account of mark-to-market gains on foreign exchange derivatives due to the higher level of depreciation of the Philippine peso relative to the U.S. dollar, partly offset by narrower dollar and peso interest rate differentials in 2016; (iv) an increase in interest income by Php87 million due to an increase in principal amount of temporary cash investments, higher weighted average interest rates and higher weighted average rate of the Philippine peso relative to the U.S. dollar in 2016; (v) equity share in net losses of associates of Php40 million in 2016 as against equity share in net earnings of associates of Php38 million in 2015 mainly due to the share in higher net losses of Cignal TV, partly offset by higher share in net earnings of Hastings; (vi) higher financing costs by Php408 million mainly due to higher outstanding loan balance, higher weighted average interest rate and the higher level of depreciation of the Philippine peso relative to the U.S. dollar in 2016, partially offset by lower financing charges and higher capitalized interest.

Provision for Income Tax

Provision for income tax amounted to Php3,018 million in 2016, an increase of Php1,362 million, or 82%, from Php1,656 million in 2015 primarily due to higher taxable income. The effective tax rates for our fixed line business were 27% and 21% in 2016 and 2015, respectively.

Net Income

As a result of the foregoing, our fixed line business registered a net income of Php8,134 million in 2016, an increase of Php1,941 million, or 31%, as compared with Php6,193 million in 2015.

EBITDA

Our fixed line business’ EBITDA increased by Php2,201 million, or 9%, to Php26,950 million in 2016 from Php24,749 million in 2015. EBITDA margin increased to 39% in 2016 from 38% in 2015.

Core Income

Our fixed line business’ core income increased by Php1,207 million, or 18%, to Php7,746 million in 2016 from Php6,539 million in 2015, primarily as a result of higher revenues and lower other expenses, partially offset by higher operating expenses and provision for income tax.

Others

Expenses

Expenses related to our other business totaled Php42 million in 2016, a decrease of Php17 million, or 29%, as compared with Php59 million in 2015 primarily due to lower cash operating expenses.

Other Income

The following table summarizes the breakdown of other income – net for other business segment for the years ended December 31, 2016 and 2015:

			Change
	2016	2015	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates and joint ventures	1,458	3,284	(1,826)	(56)
Interest income	306	99	207	209
Financing costs – net	(187)	(179)	(8)	4
Foreign exchange losses – net	(597)	(522)	(75)	14
Other income (expenses) – net	1,768	(2,031)	3,799	(187)

Total	2,748	651	2,097	322

Other income increased by Php2,097 million to Php2,748 million in 2016 from Php651 million in 2015 primarily due to the combined effects of the following: (i) other income of Php1,768 million in 2016 as against other expenses of Php2,031 million in 2015 due to higher gain on sale of Beacon shares by PCEV in 2016 as against the gain on sale of Meralco shares by Beacon in 2015, partly offset by higher impairment loss on our investment in Rocket resulting from the decline in fair value; (ii) an increase in interest income by Php207 million; (iii) higher financing costs by Php8 million; (ii) higher foreign exchange losses by Php75 million; and (v) lower equity share in net earnings of associates by Php1,826 million mainly from lower equity share in Beacon and equity share in net losses of VTI in 2016, partly offset by higher equity share in net earnings of Beta due to the sale of its SPi CRM business.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php2,565 million in 2016, an increase of Php2,117 million from Php448 million in 2015.

Core Income

Our other business segment’s core income amounted to Php8,709 million in 2016, an increase of Php2,548 million, or 41%, as compared with Php6,161 million in 2015 mainly as a result of higher other income and lower cash operating expenses.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2016 and 2015, as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015
	(in millions)
	(Unaudited)	(Audited)
Cash Flows
Net cash flows provided by operating activities	48,976	69,744
Net cash flows used in investing activities	(41,982)	(39,238)
Capital expenditures	42,825	43,175
Net cash flows used in financing activities	(15,341)	(11,385)
Net increase (decrease) in cash and cash equivalents	(7,733)	19,796
	December 31,

	2016	2015

	(in millions)
	(Unaudited)	(Audited)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	151,759	143,982
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	33,273	16,910
Obligations under finance lease maturing within one year	–	1

	33,273	16,911

Total interest-bearing financial liabilities	185,032	160,893
Total equity attributable to equity holders of PLDT	108,175	113,608

	293,207	274,501

Other Selected Financial Data
Total assets	475,119	455,095
Property and equipment	203,188	195,782
Cash and cash equivalents	38,722	46,455
Short-term investments	2,738	1,429

Our consolidated cash and cash equivalents and short-term investments totaled Php41,460 million as at December 31, 2016. Principal sources of consolidated cash and cash equivalents in 2016 were cash flows from operating activities amounting to Php48,976 million, proceeds from availment of long-term debt of Php40,569 million, proceeds from disposal of investment in Beacon of Php17,000 million; dividends received of Php4,409 million, proceeds from disposal of property and equipment of Php1,889 million, interest received of Php947 million and net proceeds from redemption of investment in debt securities of Php589 million. These funds were used principally for: (1) capital expenditures, including capitalized interest, of Php42,825 million; (2) cash dividend payments of Php22,987 million; (3) payment for purchase of investment in VTI, Bow Arken and Brightshare by Php21,524 million; (4) debt principal and interest payments of Php19,650 million and Php6,512 million, respectively; (5) reduction in capital expenditures under long-term financing of Php6,040 million; (6) net payment for purchase of short-term investments of Php1,177 million; (7) net payment for purchase of available-for-sale investments of Php998 million; and (8) settlement of derivative financial instruments of Php541 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php47,884 million as at December 31, 2015. Principal sources of consolidated cash and cash equivalents in 2015 were cash flows from operating activities amounting to Php69,744 million, proceeds from availment of long-term debt of Php44,367 million, dividends received of Php5,544 million, interest received of Php939 million, proceeds from disposal of property, plant and equipment of Php334 million, net additions to capital expenditures under long-term financing of Php311 million and proceeds from redemption of investment in debt securities of Php292 million. These funds were used principally for: (1) capital outlays, including capitalized interest, of Php43,175 million; (2) dividend payments of Php32,532 million; (3) debt principal and interest payments of Php17,084 million and Php5,407 million, respectively; (4) purchase of investment in associates and joint ventures of Php1,274 million; (5) payment for purchase of available-for-sale investments of Php925 million; (6) net payment for purchase of short-term investments of Php725 million; and (7) settlement of derivative financial instruments of Php638 million.

Operating Activities

Our consolidated net cash flows provided by operating activities decreased by Php20,768 million, or 30%, to Php48,976 million in 2016 from Php69,744 million in 2015, primarily due to lower collection efficiency, lower operating income, higher level of settlement of accounts payable and other liabilities, and higher prepayments, partially offset by lower pension contribution and lower corporate taxes paid.

Cash flows provided by operating activities of our wireless business decreased by Php21,931 million, or 47%, to Php24,988 million in 2016 from Php46,919 million in 2015 primarily due to lower operating income, lower collection efficiency, higher level of settlement of accounts payable and other liabilities, and higher prepayments, partially offset by lower pension contribution and lower corporate taxes paid. Cash flows provided by operating activities of our fixed line business increased by Php2,329 million, or 10%, to Php24,885 million in 2016 from Php22,556 million in 2015, primarily due to higher operating income and lower pension contribution, partly offset by lower collection efficiency and higher prepayments. Cash flows used in operating activities of our other business amounted to Php829 million in 2016 as against cash flows provided by operating activities of Php740 million in 2015 due to operating loss in 2016.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php41,982 million in 2016, an increase of Php2,744 million, or 7%, from Php39,238 million in 2015, primarily due to the combined effects of the following: (1) higher net payment for purchase of investment in joint ventures and associates by Php3,250 million specifically for the purchase of San Miguel Corporation, or SMC’s, telecommunications business, partly offset by the sale of PCEV’s share in Beacon; (2) lower dividends received by Php1,135 million;
(3) higher net payment for purchase of short-term investments by Php452 million; (4) higher net payment for purchase of available-for-sale investments by Php73 million; (5) lower payment for purchase of investments – net of cash acquired by Php131 million; (6) proceeds from redemption of investment in debt securities by Php297 million; (7) lower capital expenditures by Php350 million; and (8) higher proceeds from disposal of property and equipment by Php1,555 million.

Our consolidated capital expenditures, including capitalized interest, in 2016 totaled Php42,825 million, a decrease of Php350 million, or 1%, as compared with Php43,175 million in 2015, primarily due to PLDT’s lower capital spending, partially offset by Smart Group’s higher capital spending. Smart Group’s capital spending, increased by Php1,782 million, or 6%, to Php32,089 million in 2016 from Php30,307 million in 2015, primarily focused on expanding 3G, 4G and LTE coverage and reach, as well as capacity and service enhancements. PLDT’s capital spending decreased by Php3,201 million, or 28%, to Php8,058 million in 2016 from Php11,259 million in 2015. The capex spending was used to finance the continuous facility roll-out and expansion of our domestic fiber optic network, cable fortification and resiliency, and acquisition of new platforms to complement introduction of new products and services, as well as expansion of our data center business. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may continue to make acquisitions and investments in companies or businesses whenever we deem such acquisitions and investments will contribute to our growth.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php15,341 million in 2016, an increase of Php3,956 million, or 35%, from Php11,385 million in 2015, resulting largely from the combined effects of the following: (1) net settlement of capital expenditures under long-term financing by Php6,351 million; (2) lower proceeds from availment of long-term debt by Php3,798 million; (3) higher payments of long-term debt by Php2,566 million; (4) higher interest payments by Php1,105 million; (5) lower settlement of derivative financial instruments of Php97 million; and (6) lower cash dividends paid by Php9,545 million.

Debt Financing

Proceeds from availment of long-term debt for the year ended December 31, 2016 amounted to Php40,569 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and refinancing maturing loan obligations. Payments of principal and interest on our total debt amounted to Php19,650 million and Php6,512 million, respectively, for the year ended December 31, 2016.

Our consolidated long-term debt increased by Php24,140 million, or 15%, to Php185,032 million as at December 31, 2016 from Php160,892 million as at December 31, 2015 primarily due to drawings from our long-term facilities and the depreciation of the Philippine peso relative to the U.S. dollar, partly offset by debt amortizations and prepayments. As at December 31, 2016, the long-term debt levels of Smart increased by 21% to Php74,851 million and PLDT’s long-term debt level increased to Php109,867 million, or 17%, while DMPI’s decreased by 94% to Php314 million, as compared with December 31, 2015.

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation, to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which were utilized for network expansion and improvement programs. The loan was fully drawn on March 30, 2016. The amount of US$25 million, or Php1,234 million, net of unamortized debt issuance cost remained outstanding as at December 31, 2016.

On July 1, 2016, PLDT signed a Php6,000 million term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. Two drawdowns of Php3,000 million each were made on August 30, 2016 and November 10, 2016. The amount of Php5,971 million, net of unamortized debt issuance cost remained outstanding as at December 31, 2016.

On July 1, 2016, PLDT signed a Php3,000 million term loan facility with Metrobank to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. The amount of Php3,000 million was fully drawn on February 20, 2017.

On July 14, 2016, PLDT signed a Php8,000 million term loan facility with Security Bank Corporation to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. The amount of Php8,000 million was fully drawn on February 27, 2017.

On September 20, 2016, PLDT signed a Php6,500 million term loan facility with Bank of the Philippine Islands to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. The amount of Php3,500 million was partially drawn on November 2, 2016 and the remaining Php3,000 million was fully drawn on December 19, 2016. The amount of Php6,483 million, net of unamortized debt issuance cost, remained outstanding as at December 31, 2016.

On September 28, 2016, Smart signed a Php3,000 million term loan facility with Banco De Oro to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. The amount of Php3,000 million was fully drawn on October 5, 2016. The amount of Php2,985 million, net of unamortized debt issuance cost, remained outstanding as at December 31, 2016.

On September 28, 2016, Smart signed a Php5,400 million term loan facility with Union Bank of the Philippines to partially finance capital expenditures and/or refinance its existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. The amount of Php2,400 million was partially drawn on October 24, 2016 and the remaining Php3,000 million was fully drawn on November 21, 2016. The amount of Php5,374 million, net of unamortized debt issuance cost, remained outstanding as at December 31, 2016.

On October 14, 2016, PLDT signed a Php5,300 million term loan facility agreement with the Bank of the Philippine Islands to finance capital expenditures and/or refinance existing loan obligations, the proceeds of which will be utilized for its service improvements and expansion programs. The amount of Php5,300 million was fully drawn on December 19, 2016 and remained outstanding as at December 31, 2016.

On October 27, 2016, Smart signed a Php2,500 million term loan facility agreement with China Banking Corporation to finance its capital expenditures. The amount of Php2,500 million was fully drawn on December 8, 2016.

On October 28, 2016, Smart signed a Php4,000 million term loan facility with Security Bank Corporation to refinance its existing term loans and/or partially finance capital expenditure requirements for service improvement and network expansion.

On December 23, 2016, PLDT signed a Php3,500 million term loan facility with Land Bank of the Philippines to finance its capital expenditures and/or refinance maturing debt.

On January 31, 2017, PLDT signed a US$25 million term loan facility with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and improvement and/or refinance existing indebtedness, the proceeds of which were utilized for service improvements and network expansion.

Approximately Php108,955 million principal amount of our consolidated outstanding long-term debt as at December 31, 2016 is scheduled to mature over the period from 2017 to 2021. Of this amount, Php65,455 million is attributable to PLDT, Php43,186 million to Smart and Php314 million to DMPI.

For a complete discussion of our long-term debt, see Note 21 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at December 31, 2016 and 2015, we are in compliance with all of our debt covenants.

See Note 21 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating and debt service requirements for the next 12 months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 5, 2014, the PLDT Board of Directors approved the amendment of our dividend policy, increasing the dividend payout rate to 75% from 70% of our core earnings per share as regular dividends. In 2016, in view of our elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share and the resources required to support the acquisition of SMC’s telecommunications business, we have lowered our regular dividend payout to 60% of our core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs. However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings in 2016. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments in 2016 amounted to Php22,987 million as compared with Php32,532 million paid to shareholders in 2015.

The following table shows the dividends declared to shareholders from the earnings for the years ended December 31, 2016 and 2015:

	Date		Amount
Earnings	Approved	Record	Payable		Per share			Total Declared
				(in millions, except per share amount)
2016
Common
Regular Dividend	August 2, 2016	August 16, 2016	September 1, 2016			49.00		10,587
	March 7, 2017	March 21, 2017	April 6, 2017			28.00		6,050
Preferred
Series IV Cumulative Non-	convertible Redeemable	Preferred	Stock(1)	January 26, 2016	February 24, 2016	March 15, 2016			–	12
	May 3, 2016	May 24, 2016	June 15, 2016			–		12
	August 2, 2016	August 18, 2016	September 15, 2016			–		12
	November 14, 2016	November 28, 2016	December 15, 2016			–		12
Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016			–		3
	June 14, 2016	June 30, 2016	July 15, 2016			–		3
	August 30, 2016	September 20, 2016	October 15, 2016			–		2
	December 6, 2016	December 20, 2016	January 15, 2017			–		3
Charged to Retained Earnings								16,696

2015
Common
Regular Dividend	August 4, 2015	August 27, 2015	September 25, 2015(2)			65.00		14,044
	February 29, 2016	March 14, 2016	April 1, 2016			57.00		12,315
Preferred
10% Cumulative Convertible	Preferred Stock	May 5, 2015	May 19, 2015	May 30, 2015			1.00		–
Series IV Cumulative Non-	convertible Redeemable	Preferred	Stock(1)	January 27, 2015	February 26, 2015	March 15, 2015			–	12
	May 5, 2015	May 26, 2015	June 15, 2015			–		12
	August 4, 2015	August 20, 2015	September 15, 2015			–		13
	November 3, 2015	November 20, 2015	December 15, 2015			–		12
Voting Preferred Stock	March 3, 2015	March 19, 2015	April 15, 2015			–		2
	June 9, 2015	June 26, 2015	July 15, 2015			–		3
	August 25, 2015	September 15, 2015	October 15, 2015			–		2
	December 1, 2015	December 18, 2015	January 15, 2016			–		3
Charged to Retained Earnings								26,418

(1) Dividends were declared based on total amount paid up.

(2) Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.

See Note 20 – Equity to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at December 31, 2016 and 2015, see Note 28 – Financial Assets and Liabilities – Liquidity Risks to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php6,788 million and Php46 million as at December 31, 2016 and 2015, respectively. These commitments will expire within one year. The amount in 2016 includes standby letters of credit issued in relation with PLDT’s acquisition of VTI, Bow Arken and Brightshare as at December 31, 2016.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issuances and sale of certain assets.

For further discussions of these risks, see Note 28 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at December 31, 2016 and September 30, 2016 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	December 31,	September 30,
	2016	2016
		(Unaudited)
		(in millions)
Noncurrent Financial Assets
Investments in debt securities and other long-term investments – net of current portion	377	751
Advances and other noncurrent assets – net of current portion	7,743	7,855

Total noncurrent financial assets	8,120	8,606

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	146,654	131,650
Customers’ deposits	1,879	1,956
Deferred credits and other noncurrent liabilities	12,457	14,259

Total noncurrent financial liabilities	160,990	147,865

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2016 and the nine months ended September 30, 2016:

	December 31,	September 30,
	2016	2016
		(Unaudited)
		(in millions)
Profit and Loss
Interest income	1,046	743
Gains on derivative financial instruments – net	996	511
Accretion on financial liabilities	(230)	(176)
Interest on loans and other related items	(7,522)	(5,507)
Other Comprehensive Income
Net fair value gains (losses) on cash flow hedges – net of tax	10	(281)
Net gains available-for-sale financial investments – net of tax	860	1,317

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines were 1.8% and 1.4% in the years ended December 31, 2016 and 2015, respectively. Moving forward, we currently expect inflation to rise following the impact of peso depreciation on oil prices.

PART II – OTHER INFORMATION

Extension of Smart’s Congressional Franchise

On March 27, 1992, the Philippine Congress granted the legislative franchise to Smart under Republic Act
No. 7294, or R.A. 7294, to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services and stations throughout the Philippines for public domestic and international telecommunications and for other purposes. R. A. 7294 became law on April, 15, 1992, which was 15 days from date of publication in at least two newspapers of general circulation in the Philippines.

Smart’s franchise will expire on April 15, 2017. House Bill No. 4637, seeking to extend for another 25 years the franchise granted to Smart, was filed last August 15, 2016.  On January 16, 2017, the House of Representatives approved the same on Third Reading.  Senate Bill No. 1302, the counterpart bill in the Senate, was filed by Senator Juan Miguel Zubiri on January 19, 2017.

Senate Bill No. 1302 is currently on Second Reading where the period for interpellation has concluded. It is now set for discussion of possible amendments. Once approved by the Senate and the House of Representatives (in case of conflicting provisions with the version of the House Bill) the Bill will be transmitted to Malacañang, the President either signs it into law or vetoes it or, the Bill lapses into law after a period of 30 days without any action on the part of the President.

Php2,610 Million and Php1,590 Million Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes under a Notes Facility Agreements dated March 3, 2017 and March 6, 2017, respectively. Proceeds from the issuance of these notes are intended to finance capital expenditures. The notes have no fixed redemption date and Smart may, at its sole option, redeem the notes in whole but not in part. In accordance with PAS 32, the notes are classified as part of equity in the financial statements of Smart. The notes are subordinated to and rank junior to all senior loans of Smart.

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power, and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments:
(i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation. On November 14, 2016, the Amended By-Laws of the Company containing the aforementioned amendments was approved by the Philippine SEC.

Amendments to the Articles of Incorporation of PLDT

On April 12, 2016 and June 14, 2016, the Board of Directors and stockholders, respectively, approved the following actions: (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; (ii) expansion of the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company; and (iii) corresponding amendments to the First Article and Second Article of the Articles of Incorporation of the Company.

On July 29, 2016, the Amended Articles of Incorporation of the Company containing the aforementioned amendments was approved by the Philippine SEC.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

The Supreme Court, in a Decision dated November 22, 2016, dismissed the petitions filed by Jose M. Roy III and other petitioners-in-intervention against Philippine SEC Chairperson, Teresita Herbosa (the “Decision”). The Decision upheld the validity of the Philippine SEC Guidelines Memorandum Circular, or MC, No. 8, which requires public utility corporations to maintain at least 60% Filipino ownership in both its “total number of outstanding shares of stock entitled to vote in the election of directors” and its “total number of outstanding shares of stock, whether or not entitled to vote in the election of directors” and declared the same to be compliant with the Court’s ruling in the Gamboa Case. Consequently, the Court ruled that MC No. 8 cannot be said to have been issued with grave abuse of discretion.

In the course of discussing the petitions, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares. According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in the Gamboa Case. In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.” On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8. According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions...”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.” The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/prepayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.” The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions. Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.” Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous (adverse) impact on the country as a whole – and to all Filipinos.”

Transfer of DMPI’s Sun Postpaid cellular and broadband assets to Smart

On August 2, 2016, the BOD of Smart and DMPI approved the sale/transfer of DMPI’s trademark and subscribers (both individual and corporate) including all of DMPI’s assets, rights and obligations directly or indirectly connected to its postpaid cellular and broadband operations.  The transfer is in accordance with the integration of the wireless business for a simplified business operations to provide flexibility for business in offering bundled/converged products and enhanced customer experience. The transfer was completed on November 1, 2016, after which only its prepaid cellular business remains with DMPI.

Sale of Customer Relationship Management business by Asia Outsourcing Gamma Limited, or AOGL

On July 22, 2016, AOGL entered into a Sale and Purchase Agreement, or SPA, with Relia Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management business under the legal entity, SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for an enterprise value of US$181 million.  AOGL is the holding company of SPi Technologies, Inc. and subsidiaries, and a wholly-owned subsidiary of Beta which is, in turn, owned 73.29% by CVC Capital Partners, one of the world’s leading private equity and investment advisory firms, and 18.32% by PLDT through its indirect subsidiary, PLDT Global Investments Corporation, or PGIC. The transaction was completed on September 30, 2016. As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares. Economic interest of PGIC in Beta remained at 18.32% as at December 31, 2016.

Sale of PCEV’s Beacon Shares to Metro Pacific Investment Corporation, or MPIC

On May 30, 2016, PCEV entered into a Share Purchase Agreement with MPIC to sell its 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing approximately 25% equity interest in Beacon, to MPIC for a total consideration of Php26,200 million. MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the agreement and the balance of Php9,200 million will be paid in annual installments until June 2020. Consequently, PCEV realized a portion of the deferred gain amounting to Php4,962 million. After the sale, PCEV’s equity ownership in Beacon was reduced from 50% to 25% while MPIC’s interest increased to 75%. MPIC agreed that for as long as:
(i) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (ii) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.

PCEV’s effective interest in Meralco, through Beacon, was reduced to 8.74% as at December 31, 2016 from 17.48% as at December 31, 2015, while MPIC’s effective interest in Meralco, through its direct ownership in Meralco shares and through Beacon, increased to 41.22% as at December 31, 2016 from 32.48% as at December 31, 2015. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96% as at December 31, 2016 and 2015.

Beacon owns 394 million Meralco common shares representing approximately 34.96% effective ownership in Meralco with a carrying value of Php84,815 million and market value of Php104,426 million based on quoted price of Php265 per share as at December 31, 2016.

PCEV’s Additional Investment in Beacon Class “B” Preferred Shares

On May 30, 2016, the Board of Directors of Beacon approved the increase in authorized capital stock of Beacon from Php5,000 million to Php6,000 million divided into 3,000 million common shares with a par value of Php1.00 per share, 2,000 million Class “A” preferred shares with a par value of Php1.00 per share and 1,000 million new Class “B” preferred shares with a par value of Php1.00 per share.

On the same date, PCEV subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million. MPIC likewise subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million.

The amount raised from the subscription was used to fund the subscription to shares of common stock of Global Business Power Corporation, or Global Power, through Beacon Powergen Holdings, Inc., or Beacon Powergen, a wholly-owned subsidiary of Beacon.

On August 10, 2016, the Philippine SEC approved the increase in Beacon’s authorized capital and issuance of a new class of preferred shares.

Class “B” preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt, securities or warrants issued or sold by Beacon. The Class “B” preferred shares are entitled to liquidation preference and yearly cumulative dividends at the rate of 6% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment will not violate any dividend restrictions imposed by Beacon’s bank creditors.

On September 9, 2016, the Board of Directors of Beacon approved the redemption of 198 million Class “B” preferred shares held by PCEV at an aggregate redemption price equal to the aggregate issue price of Php2,500 million. On the same date, Beacon also declared cash dividends on the said preferred shares amounting to Php21 million. The redemption price and cash dividend were paid on September 30, 2016.

Beacon’s Acquisition of 56% of Global Business Power Corporation

On May 27, 2016, Beacon, through a wholly owned subsidiary Beacon Powergen, entered into a Share Purchase Agreement with GT Capital Holdings, Inc., to acquire an aggregate 56% of the issued share capital of Global Power for a total consideration of Php22,058 million. Beacon Powergen settled Php11,029 million upon closing and the balance via a vendor financing facility, which was replaced with a long-term bank debt in August 2016.

Global Power is the leading power supplier in Visayas region and Mindoro island. In 2016, Global Power increased its combined gross maximum capacity to 854 megawatts, or MW, through a 150 MW expansion project that is currently undergoing final acceptance. In Luzon, Global power has 670 MW expansion project that is still in the process of Engineering, Procurement and Construction selection.

Beacon Powergen’s investment in Global Power has a carrying value of Php21,892 million as at December 31, 2016.

Investments of PLDT in VTI,  Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC with Globe Telecom Inc., or Globe, acquiring the remaining 50% interest. On the same date, PLDT and Globe executed: (i) a SPA with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (parent company of New Century Telecoms, Inc.) and Brightshare (parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.

Consideration for the acquisition is Php52.8 billion representing the purchase price for the equity interest, assigned advances of previous owners to VTI, Bow Arken and Brightshare, and Php17.2 billion assumed liabilities, through VTI, Bow Arken and Brightshare. The equity interest and assigned advances consideration amounting to Php52.8 billion will be paid in three tranches: 50% was paid upon signing of the SPAs on May 30, 2016, 25% was paid on December 1, 2016 and the final 25% is payable on May 30, 2017, subject to the fulfillment of certain conditions. The second and final payments are secured by irrevocable standby letters of credit. The SPAs contain a price adjustment mechanism wherein an adjustment to the assumed liabilities consideration and potential cash dividend declaration of one of the VTI subsidiaries will be agreed among PLDT, Globe and previous owners based on the results of confirmatory due diligence procedures jointly performed by PLDT and Globe after May 30, 2016. Pending the completion of the due diligence procedures, as at December 31, 2016, PLDT and Globe have advanced about Php2.6 billion to the acquired companies to cover for the payment of certain assumed liabilities and business as usual expenses. Discussion on the result of the due diligence procedures is ongoing as at March 7, 2017. See Note 28 – Financial Assets and Liabilities – Commercial Commitments to the accompanying unaudited consolidated financial statements for further information.

PLDT and Globe caused the relevant subsidiaries of the acquired companies to relinquish certain radio frequencies in the 700MHz, 850MHz, 2500MHz and 3500MHz bands and return these radio frequencies to the government through the National Telecommunications Commission, or NTC. PLDT, Globe and Bell Telecommunications Philippines, Inc., or Belltel, a subsidiary of VTI, also requested for NTC’s approval of their co-use of certain frequency bands assigned to Belltel. Both the relinquishment/return of certain frequencies and separate co-use arrangements between Smart and Belltel and Globe and Belltel each covering specific frequencies assigned to Belltel have been approved by the NTC, which has regulatory and supervisory powers over the parties to the transactions and with mandate to ensure a healthy competitive environment in the telecommunications industry.

Notice of Transaction filed with the Philippine Competition Commission, or the PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transactions (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA. Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC. Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction), or the Petition, against the PCC. The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of the telecommunications business of SMC and performing any act which challenges or assails the “deemed approved” status of the transaction. On July 19, 2016, the 12th Division of the CA issued a Resolution directing the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction.) On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA 12th Division issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the subject acquisition based on its Letters dated June 7, 2016 and June 17, 2016 during the effectivity hereof and until further orders are issued by the Court. On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution dated August 26, 2016.   In a Resolution promulgated on October 19, 2016, the CA’s 12th Division: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. Thereafter, with or without their respective memorandum, the instant cases are submitted for decision. On November 11, 2016, PLDT filed its Memorandum in compliance with the CA Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016 for lack of merit. In the same Resolution, the Court granted PLDT’s Urgent Motion for the Issuance of a Gag Order and ordered the PCC to remove the offending publication from its website and also to obey the sub judice rule and refrain from making any further public pronouncements regarding the transaction while the case remains pending. The Court also reminded the other parties, PLDT and Globe, to likewise observe the sub judice rule. For this purpose, the Court issued its gag order admonishing all the parties “to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene, and Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB has been granted by the PSE effective November 21, 2016.

Joint Venture Agreement between PLDT Capital and Hopscotch

On April 15, 2016, PLDT Capital Pte. Ltd., or PLDT Capital, and Gohopscotch, Inc., or Hopscotch, a Delaware corporation, entered into a Joint Venture Agreement, or JVA, to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia. The Hopscotch mobile-platform technology allows for the rapid development of custom mobile applications for sports teams, live events, and brands to create a memorable and monetizable fan experience and also increase mobile advertising revenue. As a vehicle to execute the JVA, PLDT Capital incorporated Gohopscotch Southeast Asia Pte. Ltd., a Singapore company, on March 1, 2016.

eInnovations’ Investment in ECommerce Pay

On January 6, 2015, PLDT, through eInnovations Holdings Pte. Ltd, or eInnovations, entered into a JVA with Rocket, pursuant to which the two parties agreed to form ECommerce Pay, of which each partner holds a 50% equity interest.  ECommerce Pay is a global joint venture company for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of ECommerce Pay and invested €1.2 million in ECommerce Pay on August 11, 2015.

On February 3, 2016, eInnovations further contributed its subsidiary ePay Investments Pte. Ltd., or ePay, including the intellectual property, platforms and business operations of its mobile-first platform, PayMaya, as had been agreed in the JVA.  Rocket contributed, among other things, its equity in Paymill Holding GmbH and Payleven Holding GmbH, which operated via its subsidiaries, payment platforms for high growth, small-and-medium sized e-commerce businesses.

Consequently, in February 2016, the ownership of ePay and its subsidiaries, or the ePay Group, was transferred from eInnovations to ECommerce Pay and PLDT ceased to recognize the ePay Group as its subsidiary.

On July 29, 2016, Rocket and PLDT via eInnovations agreed to end the joint venture. eInnovations agreed to give up its 50% ownership and all claims in connection with Ecommerce Pay, in return regaining complete control of ePay, including the intellectual property, platforms and business operations of its mobile-first platform, PayMaya.

PLDT and Rocket have decided to unwind the joint venture to better focus on their respective areas of operation and current priorities. Both continue to explore areas of possible future collaboration.

PLDT Online’s Investment in iflix Limited, or iflix

On April 23, 2015, PLDT Online Investments Pte. Ltd., or PLDT Online, subscribed to a convertible note of iflix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015. iflix will use the funds to continue to roll out the iflix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible notes held by PLDT Online were converted into 20.7 million ordinary shares of iflix after it completed a new round of funding led by Sky Plc, Europe’s leading entertainment company and the Indonesian company, Emtek Group, through its subsidiary, PT Surya Citra Media Tbk, or SCMA. PLDT Online’s shares account for the 7.6% of the total equity stock of iflix.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 25 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2016:

			3160	6190	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
		(in millions)
Retail subscribers	20,290	7,257	1,293	343	11,397
Corporate subscribers	9,333	1,779	1,692	776	5,086
Foreign administrations	5,819	1,038	798	355	3,628
Domestic carriers	354	165	48	14	127
Dealers, agents and others	7,428	3,212	995	167	3,054

Total	43,224	13,451	4,826	1,655	23,292

Less: Allowance for doubtful accounts.	18,788
Total Receivables — net	24,436

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at December 31, 2016 and 2015:

	2016	2015
Current Ratio(1)	0.47:1.0	0.58:1.0
Net Debt to Equity Ratio(2)	1.33:1.0	0.99:1.0
Net Debt to EBITDA Ratio(3)	2:35:1.0	1.61:1.0
Total Debt to EBITDA Ratio(4)	3.03:1.0	2.29:1.0
Asset to Equity Ratio(5)	4.39:1.0	4.01:1.0
Interest Coverage Ratio(6)	3.95:1.0	5.20:1.0
Profit Margin(7)	12%	13%
Return on Assets(8)	4%	5%
Return on Equity(9)	18%	18%
EBITDA Margin(10)	39%	43%

(1) Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA for the period.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) divided by EBITDA for the period.

(5) Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.

(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the period, divided by total financing cost for the period.

(7) Profit margin is derived by dividing net income for the period with total revenues for the period.

(8) Return on assets is measured as net income for the period divided by average total assets.

(9) Return on Equity is measured as net income for the period divided by average total equity attributable to equity holders of PLDT.

(10) EBITDA margin is measured as EBITDA for the period divided by service revenues for the period.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2016 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.
Signature and Title: /s/ Manuel V. Pangilinan

Manuel V. Pangilinan
President and Chief Executive Officer
Signature and Title: /s/ Anabelle Lim-Chua

Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)
Signature and Title: /s/ June Cheryl A. Cabal-Revilla

June Cheryl A. Cabal-Revilla
First Vice President
(Principal Accounting Officer)
Date: March 7, 2017

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2016 AND 2015
AND FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2016 and 2015
(in million pesos)

	2016	2015
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment (Notes 9 and 22)	203,188	195,782
Investments in associates and joint ventures (Notes 10 and 25)	56,858	48,703
Available-for-sale financial investments (Notes 6, 11 and 28)	12,189	15,711
Investment in debt securities and other long-term investments – net of current portion (Notes 12 and 28)	374	952
Investment properties (Notes 6 and 13)	1,890	1,825
Goodwill and intangible assets (Notes 14 and 15)	70,280	72,117
Deferred income tax assets – net (Note 7)	27,183	21,941
Derivative financial assets – net of current portion (Note 28)	499	145
Prepayments – net of current portion (Note 19)	7,056	3,475
Advances and other noncurrent assets – net of current portion (Notes 25 and 28)	9,473	3,003

Total Noncurrent Assets	388,990	363,654

Current Assets
Cash and cash equivalents (Note 16)	38,722	46,455
Short-term investments (Note 28)	2,738	1,429
Trade and other receivables (Note 17)	24,436	24,898
Inventories and supplies (Note 18)	3,744	4,614
Current portion of derivative financial assets (Note 28)	242	26
Current portion of investment in debt securities and other long-term investments (Note 12)	326	51
Current portion of prepayments (Note 19)	7,670	5,798
Current portion of advances and other noncurrent assets (Note 20)	8,251	8,170

Total Current Assets	86,129	91,441

TOTAL ASSETS	475,119	455,095

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock (Notes 8 and 20)	360	360
Voting preferred stock (Note 20)	150	150
Common stock (Notes 8 and 20)	1,093	1,093
Treasury stock (Notes 8 and 20)	(6,505)	(6,505)
Capital in excess of par value (Note 20)	130,488	130,517
Retained earnings (Note 20)	3,483	6,195
Other comprehensive loss (Note 6)	(20,894)	(18,202)
Total Equity Attributable to Equity Holders of PLDT (Note 28)	108,175	113,608
Noncontrolling interests (Note 6)	362	290

TOTAL EQUITY	108,537	113,898

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at December 31, 2016 and 2015
(in million pesos)

	2016	2015
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 21 and 25)	151,759	143,982
Deferred income tax liabilities – net (Note 7)	3,567	3,704
Derivative financial liabilities – net of current portion (Note 28)	2	736
Customers’ deposits (Note 28)	2,431	2,430
Pension and other employee benefits (Note 26)	11,206	10,197
Deferred credits and other noncurrent liabilities (Notes 22 and 28)	15,604	21,482

Total Noncurrent Liabilities	184,569	182,531

Current Liabilities
Accounts payable (Note 23)	52,950	52,679
Accrued expenses and other current liabilities (Note 24)	92,219	84,286
Current portion of interest-bearing financial liabilities (Note 21)	33,273	16,911
Provision for claims and assessments (Notes 3 and 27)	897	897
Dividends payable (Notes 20 and 28)	1,544	1,461
Current portion of derivative financial liabilities (Note 28)	225	306
Income tax payable (Note 7)	905	2,126

Total Current Liabilities	182,013	158,666
TOTAL LIABILITIES	366,582	341,197

TOTAL EQUITY AND LIABILITIES	475,119	455,095

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2016, 2015 and 2014
(in million pesos, except earnings per common share amounts which are in pesos)

	2016	2015	2014
	(Unaudited)	(Audited)
REVENUES
Service revenues (Notes 3 and 4)	157,210	162,930	164,943
Non-service revenues (Notes 3, 4 and 5)	8,052	8,173	5,892

	165,262	171,103	170,835

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	34,455	31,519	31,379
Compensation and employee benefits (Notes 3, 5 and 26)	19,928	21,606	18,749
Cost of sales (Notes 5, 18 and 25)	16,753	16,389	13,512
Repairs and maintenance (Notes 13, 18 and 25)	15,212	15,035	14,988
Asset impairment (Notes 3, 4 and 5)	11,042	9,690	6,046
Interconnection costs	9,573	10,317	10,420
Professional and other contracted services (Note 25)	9,474	8,234	7,748
Selling and promotions (Note 25)	7,687	9,747	10,619
Rent (Notes 3 and 25)	6,912	6,376	6,692
Taxes and licenses (Note 27)	3,782	4,592	4,563
Insurance and security services (Note 25)	1,739	1,797	1,884
Communication, training and travel (Note 25)	1,253	1,349	1,552
Amortization of intangible assets (Notes 3, 4 and 15)	929	1,076	1,149
Cost of content	576	225	–
Other expenses	1,244	1,316	1,156

	140,559	139,268	130,457

	24,703	31,835	40,378

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	1,181	3,241	3,841
Interest income (Notes 4 and 5)	1,046	799	752
Gains (losses) on derivative financial instruments – net (Notes 4 and 28)	996	420	(101)
Foreign exchange losses – net (Notes 4, 9 and 28)	(2,785)	(3,036)	(382)
Financing costs – net (Notes 4 and 5)	(7,354)	(6,259)	(5,320)
Other income (expenses) – net (Notes 3, 4, 11 and 13)	4,284	(362)	4,980

	(2,632)	(5,197)	3,770

INCOME BEFORE INCOME TAX	22,071	26,638	44,148
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	1,909	4,563	10,058

NET INCOME (Note 4)	20,162	22,075	34,090

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	20,006	22,065	34,091
Noncontrolling interests (Notes 4 and 8)	156	10	(1)

	20,162	22,075	34,090

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	92.33	101.85	157.51
Diluted	92.33	101.85	157.51

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2016, 2015 and 2014
(in million pesos)

	2016	2015	2014
	(Unaudited)	(Audited)
NET INCOME (Note 4)	20,162	22,075	34,090
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net gains (losses) on available-for-sale financial investments:	860	(8,135)	8,144
Impairment recognized in profit or loss (Notes 3, 4, 5 and 11)	5,381	5,124	–
Unrealized gains (losses) from changes in fair value recognized during the year (Note 11)	(4,520)	(13,258)	8,144
Income tax related to fair value adjustments charged directly to equity (Note 7)	(1)	(1)	–
Share in the other comprehensive income (loss) of associates and joint ventures accounted for using the equity method (Note 10)	151	(14)	34
Foreign currency translation differences of subsidiaries	79	45	(3)
Net transactions on cash flow hedges:	10	31	(74)
Net fair value gains (losses) on cash flow hedges (Note 28)	76	5	(94)
Income tax related to fair value adjustments charged directly to equity (Note 7)	(66)	26	20

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent years	1,100	(8,073)	8,101

Revaluation increment on investment properties:	17	(1)	364
Fair value adjustment to property and equipment transferred to investment properties during the year (Note 13)	26	–	476
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(2)	(2)	(2)
Income tax related to revaluation increment charged directly to equity (Note 7)	(7)	1	(110)
Actuarial losses on defined benefit obligations:	(3,571)	(1,598)	(4,874)
Remeasurement in actuarial losses on defined benefit obligations	(5,112)	(2,356)	(6,952)
Income tax related to remeasurement adjustments (Note 7)	1,541	758	2,078
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method (Note 10)	–	(235)	(391)

Net other comprehensive loss not to be reclassified to profit or loss in subsequent years	(3,554)	(1,834)	(4,901)

Total Other Comprehensive Income (Loss) – Net of Tax	(2,454)	(9,907)	3,200

TOTAL COMPREHENSIVE INCOME	17,708	12,168	37,290

ATTRIBUTABLE TO:
Equity holders of PLDT	17,557	12,148	37,287
Noncontrolling interests	151	20	3

	17,708	12,168	37,290

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2016, 2015 and 2014
(in million pesos)

							Total Equity
						Other	Attributable to
		Common		Capital in Excess of		Comprehensive	Equity Holders	Noncontrolling	Total
	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	(Loss) Income	of PLDT	Interests	Equity
Balances as at January 1, 2016	510	1,093	(6,505)	130,517	6,195	(18,202)	113,608	290	113,898
Total comprehensive income:	–	–	–	–	20,249	(2,692)	17,557	151	17,708
Net income (Notes 4 and 8)	–	–	–	–	20,006	–	20,006	156	20,162
Other comprehensive income (loss) (Note 6)	–	–	–	–	243	(2,692)	(2,449)	(5)	(2,454)
Cash dividends (Note 20)	–	–	–	–	(22,961)	–	(22,961)	(81)	(23,042)
Acquisition and dilution of noncontrolling interests	–	–	–	(29)	–	–	(29)	2	(27)
Balances as at December 31, 2016 (Unaudited)	510	1,093	(6,505)	130,488	3,483	(20,894)	108,175	362	108,537

Balances as at January 1, 2015	510	1,093	(6,505)	130,521	17,030	(8,285)	134,364	304	134,668
Total comprehensive income:	–	–	–	–	22,065	(9,917)	12,148	20	12,168
Net income (Notes 4 and 8)	–	–	–	–	22,065	–	22,065	10	22,075
Other comprehensive income (loss) (Note 6)	–	–	–	–	–	(9,917)	(9,917)	10	(9,907)
Cash dividends (Note 20)	–	–	–	–	(32,900)	–	(32,900)	(21)	(32,921)
Acquisition and dilution of noncontrolling interests	–	–	–	(4)	–	–	(4)	(13)	(17)

Balances as at December 31, 2015 (Audited)	510	1,093	(6,505)	130,517	6,195	(18,202)	113,608	290	113,898

Balances as at January 1, 2014	510	1,093	(6,505)	130,562	22,968	(11,481)	137,147	179	137,326
Total comprehensive income:	–	–	–	–	34,091	3,196	37,287	3	37,290
Net income (Notes 4 and 8)	–	–	–	–	34,091	–	34,091	(1)	34,090
Other comprehensive income (Note 6)	–	–	–	–	–	3,196	3,196	4	3,200
Cash dividends (Note 20)	–	–	–	–	(40,029)	–	(40,029)	(29)	(40,058)
Issuance of capital stock (Note 20)	–	–	–	–	–	–	–	163	163
Acquisition and dilution of noncontrolling interests	–	–	–	(41)	–	–	(41)	(12)	(53)

Balances as at December 31, 2014 (Audited)	510	1,093	(6,505)	130,521	17,030	(8,285)	134,364	304	134,668

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016, 2015 and 2014
(in million pesos)

	2016	2015	2014
	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	22,071	26,638	44,148
Adjustments for:
Depreciation and amortization (Note 9)	34,455	31,519	31,379
Asset impairment (Note 5)	11,042	9,690	6,046
Interest on loans and other related items – net (Note 5)	6,956	5,919	4,987
Impairment of investments (Note 4)	5,515	5,166	–
Foreign exchange losses – net (Notes 9 and 28)	2,785	3,036	382
Pension benefit costs (Notes 5 and 26)	1,775	1,888	1,702
Amortization of intangible assets (Note 15)	929	1,076	1,149
Accretion on financial liabilities – net (Note 5)	230	231	165
Losses (gains) on derivative financial instruments – net (Note 28)	(996)	(420)	101
Interest income (Note 5)	(1,046)	(799)	(752)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(1,181)	(3,241)	(3,841)
Losses (gains) on disposal of property and equipment (Note 9)	(1,360)	298	42
Gain on disposal of investment in joint ventures	(7,365)	(2,838)	(1,448)
Incentive plans (Note 26)	–	–	168
Others	(400)	(1,968)	(950)

Operating income before changes in assets and liabilities	73,410	76,195	83,278
Decrease (increase) in:
Trade and other receivables	(7,060)	(1,863)	(10,547)
Inventories and supplies	(917)	(1,122)	(507)
Prepayments	(5,634)	(617)	(150)
Advances and other noncurrent assets	(99)	147	(117)
Increase (decrease) in:
Accounts payable	1,358	11,242	5,383
Accrued expenses and other current liabilities	755	4,969	6,146
Pension and other employee benefits	(5,863)	(10,642)	(5,586)
Customers’ deposits	1	(8)	(108)
Other noncurrent liabilities	(10)	(13)	4

Net cash flows generated from operations	55,941	78,288	77,796
Income taxes paid	(6,965)	(8,544)	(11,781)

Net cash flows from operating activities	48,976	69,744	66,015

CASH FLOWS FROM INVESTING ACTIVITIES
Dividends received (Note 10)	4,409	5,544	1,855
Interest received	947	939	582
Proceeds from:
Disposal of investments in associates and joint ventures	17,000	–	–
Disposal of available-for-sale financial investments	2,502	–	–
Disposal of property and equipment (Note 9)	1,889	334	253
Maturity of short-term investments	1,557	1,469	110
Redemption of investment in debt securities	559	–	–
Maturity of investment in debt securities	50	292	3,022
Disposal of investment properties (Note 13)	–	8	5
Collection of notes receivable	–	–	25
Disposal of investment	–	–	3
Payments for:
Purchase of investment properties	(6)	–	–
Purchase of investment in debt securities	(20)	–	(1,420)
Purchase of shares of noncontrolling interests – net of cash acquired	(22)	(2)	(63)
Acquisition of intangible assets (Note 15)	(159)	(318)	(330)
Interest paid – capitalized to property and equipment (Note 9)	(566)	(370)	(442)
Purchase of short-term investments	(2,734)	(2,194)	(29)
Purchase of available-for-sale financial investments	(3,500)	(925)	(19,711)
Purchase of investments in associates and joint ventures	(21,524)	(1,274)	(300)
Purchase of subsidiaries – net of cash acquired	–	(151)	(139)
Deposit for future PDRs subscription	–	–	(300)
Additions to property and equipment (Notes 4 and 9)	(42,259)	(42,805)	(34,317)
Decrease (increase) in advances and other noncurrent assets	(105)	215	(490)

Net cash flows used in investing activities	(41,982)	(39,238)	(51,686)

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2016, 2015 and 2014
(in million pesos)

	2016	2015	2014
	(Unaudited)	(Audited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 21)	40,569	44,367	41,329
Issuance of capital stock (Note 20)	5	–	166
Availments of long-term financing for capital expenditures	–	311	–
Payments for:
Debt issuance costs (Note 21)	(185)	(396)	(293)
Derivative financial instruments (Note 28)	(541)	(638)	(596)
Long-term financing for capital expenditures	(6,040)	–	(84)
Interest – net of capitalized portion (Notes 5 and 21)	(6,512)	(5,407)	(4,736)
Long-term debt (Note 21)	(19,650)	(17,084)	(15,726)
Cash dividends (Note 20)	(22,987)	(32,532)	(39,900)
Redemption of shares	–	(1)	(51)
Obligations under finance leases	–	(5)	(6)

Net cash flows used in financing activities	(15,341)	(11,385)	(19,897)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	614	675	322

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,733)	19,796	(5,246)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 16)	46,455	26,659	31,905

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 16)	38,722	46,455	26,659

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company, or PLDT, or the Parent Company) was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2016.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT             shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2016. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common             shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2016, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2016. See Note 20 – Equity – Voting Preferred Stock and Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There were approximately 39.8 million ADSs outstanding as at December 31, 2016.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Amendments to the Articles of Incorporation of PLDT

On April 12, 2016 and June 14, 2016, the Board of Directors and stockholders, respectively, approved the following actions:  (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc.; (ii) expansion of the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company; and (iii) corresponding amendments to the First Article and Second Article of the Articles of Incorporation of the Company.

On July 29, 2016, the Amended Articles of Incorporation of the Company containing the aforementioned amendments was approved by the Philippine Securities and Exchange Commission, or Philippine SEC.

Amendments to the By-Laws of PLDT

On August 30, 2016, the Board of Directors, exercising its own power and the authority duly delegated to it by the stockholders of PLDT to amend the By-Laws, authorized and approved the following amendments: (i) change in the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc. both in the heading and Section 1, Article XV of the By-Laws; and (ii) change in the logo of the Company as stated in Section 1, Article XV of the By-Laws from desk telephone to the current triangle-shaped logo of the corporation. On November 14, 2016, the Amended By-Laws of the Company containing the aforementioned amendments was approved by the Philippine SEC.

2. Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments, certain short-term investments and investment properties that are measured at fair values.

We changed the presentation of our consolidated income statements for the years ended December 31, 2015 and 2014 to conform with the 2016 presentation and classification. We did not present a consolidated statements of financial position as at the beginning of the earliest comparative period since these certain reclassifications do not have a material impact on our consolidated statements of financial position as at December 31, 2015 and January 1, 2015.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2016 and 2015:

			2016		2015
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI,		Internet broadband distribution
and Subsidiary	Philippines	services	–	100.0	–	100.0
Primeworld Digital Systems, Inc.,		Internet broadband distribution
or PDSI	Philippines	services	–	100.0	–	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	–	100.0	–	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	–	100.0	–	100.0
Far East Capital Limited, or FECL,	Cayman Islands	Cost effective offshore financing	–	100.0	–	100.0
and Subsidiary, or FECL Group		and risk management activities for
		Smart
PH Communications Holdings Corporation	Philippines	Investment company	–	100.0	–	100.0
Connectivity Unlimited Resource Enterprise, or	Philippines	Cellular mobile services	–	100.0	–	100.0
CURE
Francom Holdings, Inc.:	Philippines	Investment company	–	100.0	–	100.0
Chikka Holdings Limited, or Chikka,	British Virgin	Content provider, mobile	–	100.0	–	100.0
and Subsidiaries, or Chikka Group	Islands	applications development and
		services
Voyager Innovations, Inc., or	Philippines	Mobile applications and digital	–	100.0	–	100.0
Voyager		platforms developer
eInnovations Holdings Pte. Ltd.,	Singapore	Investment company	–	100.0	–	100.0
or eInnovations(a):
Takatack Holdings Pte. Ltd., or Takatack	Singapore	Investment company	–	100.0	–	100.0
Holdings(c)
Takatack Technologies Pte. Ltd., or	Singapore	Development and maintenance of	–	100.0	–	100.0
Takatack Technologies(d)		IT-based solutions for
		communications and e-Commerce
		platforms
Takatack Malaysia Sdn. Bhd., or	Malaysia	Development, maintenance and support	–	100.0	–	–
Takatack Malaysia(e)		services to enable the digital
		commerce ecosystem
iCommerce Investments Pte. Ltd., or	Singapore	Investment company	–	100.0	–	100.0
iCommerce(b)
Voyager Fintech Ventures Pte. Ltd., or	Singapore	Investment company	–	100.0	–	100.0
Fintech Ventures (formerly eInnovations Ventures Pte. Ltd. or eVentures)(f)
Fintqnologies Corporation,	Philippines	Development of financial technology	–	100.0	–	–
or FINTQ(g)		innovations
Fintq Inventures Insurance Agency	Philippines	Insurance company	–	100.0	–	–
Corporation(h)
ePay Investments Pte. Ltd.,	Singapore	Investment company	–	100.0	–	100.0
or ePay(b)
PayMaya Philippines, Inc.	Philippines	Provide and market certain mobile	–	100.0	–	100.0
or PayMaya(i)		payment services

PayMaya Operations Philippines,	Philippines	Market, sell and distribute payment	–	100.0	–	100.0
Inc., or PayMaya Ops(j)		solutions and other related services
3rd Brand Pte. Ltd., or		Solutions and systems integration
3rd Brand	Singapore	services	–	85.0	–	85.0
WiFun, Inc., or WiFun(k)	Philippines	Software developer and selling of	–	100.0	–	100.0
		WiFi access equipment
Telesat, Inc.(l)	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or	Philippines	Satellite information and messaging	88.5	11.5	88.5	11.5
ACeS Philippines		services
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	–	99.6	–	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global, and	British Virgin
Subsidiaries	Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc.(l)	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or	Philippines	Telecommunications services	100.0	–	100.0	–
Philcom Group
Talas Data Intelligence, Inc., or Talas(m)	Philippines	Business infrastructure and	100.0	–	100.0	–
		solutions; intelligent data
		processing and implementation
		services and data analytics insight
		generation
ePLDT, Inc., or ePLDT:	Philippines	Information and communications	100.0	–	100.0	–
		infrastructure for internet-based
		services, e-commerce, customer
		relationship management and IT
		related services
IP Converge Data Services, Inc.,	Philippines	Information and communications	–	100.0	–	100.0
or IPCDSI, and Subsidiary, or IPCDSI Group		infrastructure for internet-based
		services, e-commerce, customer
		relationship management and IT
		related services
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	–	100.0	–	100.0
ABM Global Solutions, Inc., or AGS, and	Philippines	Internet-based purchasing, IT	–	99.8	–	99.8
Subsidiaries, or AGS Group		consulting and professional services
		Bills printing and other related
ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0	–	67.0
netGames, Inc.(n)	Philippines	Gaming support services	–	57.5	–	57.5
Digitel:	Philippines	Telecommunications services	99.6	–	99.6	–
Digitel Information Technology Services,	Philippines	Internet services	–	99.6	–	99.6
Inc.(l)
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	–	98.0	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure	75.0	–	75.0	–
		and related VAS
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	–	65.0	–
Pilipinas Global Network Limited,	British Virgin	Internal distributor of Filipino	64.6	–	64.6	–
or PGNL, and Subsidiaries	Islands	channels and content
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	–	100.0	–
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	–	100.0	–
Mabuhay Investments Corporation,	Philippines	Investment company	67.0	–	67.0	–
or MIC(l)
PLDT Global Investments Corporation,	British Virgin	Investment company	–	100.0	–	100.0
or PGIC	Islands
PLDT Communications and Energy Ventures, Inc., or	Philippines	Investment company	–	99.9	–	99.9
PCEV

(a)	On February 24, 2015, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore, the national regulator of business entities in Singapore, approved the change in the business name of Smart Hub Pte. Ltd. to eInnovations Holdings Pte. Ltd.

(b)	On February 27, 2015, ePay and iCommerce were incorporated in Singapore to provide digital, internet, information, communication and IT-related activities. Both subsidiaries will serve as the holding companies of other digital investments. ePay and iCommerce are 100% owned by eInnovations, each having an initial capitalization of SGD10 thousand, or Php323 thousand. ePay was deconsolidated in February 2016 and was reconsolidated in August 2016. See Note 10 – Investments in Associates and Joint Ventures – eInnovations’ Investment in ECommerce Pay.

(c)	On October 1, 2015, the ACRA of Singapore approved the change in the business name of Takatack Pte. Ltd. to Takatack Holdings Pte. Ltd.

(d)	On August 6, 2015, Takatack Holdings acquired 100% equity interest in Paywhere Pte. Ltd. On October 1, 2015, the ACRA of Singapore approved the change in the business name of Paywhere Pte. Ltd. to Takatack Technologies Pte. Ltd.

(e)	On April 12, 2016, Takatack Malaysia was incorporated in Malaysia to provide development, maintenance and support services and sales and marketing to enable the entire digital commerce ecosystem in favor of consumers, merchants, service providers and other third parties.

(f)	On August 21, 2015, eVentures was incorporated in Singapore to serve as a holding company of other digital investments providing digital, internet, information, communication and IT-related activities. On January 12, 2016, the ACRA of Singapore approved the change in business name of eVentures to Voyager Fintech Ventures Pte. Ltd.

(g)	On April 27, 2016, Voyager incorporated its financial technology unit FINTQ focusing on customer-centric, demand-driven and mobile-first financial technology platforms that enable banks and non-banks in offering their respective customer base seamless digital access to loans, savings, insurance, disbursements, payments, anti-fraud and card control services, among others. Its key thrust is to promote inclusive growth and financial inclusion leveraging on digital and mobile technologies in emerging markets.

(h)	On December 19, 2016, Fintq Inventures Insurance Agency Corporation was incorporated in the Philippines to engage in business as an insurance agent for the distribution, marketing and sale of insurance products such as life, non-life, accident and health insurance and pre-need projects and services.

(i)	Effective September 15, 2015, the Philippine SEC approved the amendment of Smart e-Money, Inc.’s name to PayMaya Philippines, Inc.

(j)	On February 10, 2015, mePay Operations Philippines, Inc. was incorporated in the Philippines to market, sell and distribute payment solutions and other related services. Effective June 22, 2015, the Philippine SEC approved the amendment of mePay Operations Philippines, Inc. name to PayMaya Operations Philippines, Inc., or PayMaya Ops. PayMaya Ops is 60% and 40% owned by PayMaya and Smart, respectively, with initial capitalization of Php1 million.

(k)	On November 25, 2015, Smart acquired the remaining 13% noncontrolling shares of WiFun for a total purchase price of Php10 million, of which Php7 million and Php3 million were paid on November 25, 2015 and February 29, 2016, respectively.

(l)	Ceased commercial operations.

(m)	On June 16, 2015, Talas was incorporated in the Philippines to implement the Intelligent Data Fabric and immediate delivery of Big Data capability platform of the PLDT Group.

(n)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest;
(c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

See Note 14 – Business Combinations for further related disclosures.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable PLDT to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC. In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC. Smart sent a reply agreeing to the proposal and is awaiting advice from the NTC on the bidding and auction of the 3G license of CURE.

As at March 7, 2017, CURE is still waiting for advice from the NTC on how to proceed with the planned divestment.

Due to the planned divestment, franchise and licenses related to CURE qualify as noncurrent assets held-for-sale. However, these were not presented separately in our consolidated statements of financial position as the carrying amounts are not material.

PCEV’s Common Stock

On June 24, 2014, PCEV’s Board of Directors approved a program involving the repurchase or buyback program of its common shares, which are owned by its remaining minority stockholders and offered for sale at a price of not more than Php100,000 per share.

In 2014, the number of holders of PCEV common stock decreased to 97 and because the number of shareholders decreased below 100, PCEV filed a petition to the Philippine SEC for the suspension of duty to file reports under Section 17 of the Philippine SEC Regulation Code on December 22, 2014.

After the buyback program, which ended on June 30, 2015, the number of holders of PCEV common stock decreased to 96.

On December 22, 2015, a year after submission of the petition, PCEV re-filed the notification of suspension of duty to file reports, advising the commission that PCEV will cease filing any reports required under Section 17 of the Philippine SEC Regulation Code beginning January 1, 2016.

Consolidation of Various Digital Businesses of Smart under Voyager

On December 18, 2014, the Board of Directors of Smart approved the consolidation of various digital businesses under Voyager. To facilitate the consolidation of these entities, the following were executed: (a) On February 25, 2015, Smart made an additional capital cash infusion to Voyager amounting to Php250 million and converted Php400 million Smart advances to Voyager into additional paid-in capital; (b) On March 4, 2015, Smart sold all of its             shares in eInnovations to Voyager for SGD7.6 million, or Php243 million; (c) On March 17, 2015, Smart granted an interest-bearing loan to eInnovations amounting to US$13.5 million, or Php600 million; and (d) On March 26, 2015, Smart sold all of its shares in PayMaya to ePay for Php603 million.

On August 3, 2015, the Board of Directors of Smart approved the additional equity infusion by Smart to Voyager via subscription to additional shares amounting to Php1,716 million. Furthermore, in 2016, the Board of Directors of Smart approved additional equity infusion to Voyager amounting to Php3,096 million. Smart has invested additional capital to Voyager amounting to Php3,480 million and Php1,332 million for the years ended December 31, 2016 and 2015, respectively. The additional equity infusion is intended for Voyager’s various investments, as well as capital expenditures and working capital requirements. The total investment of Smart in Voyager amounted to Php5,468 million as at December 31, 2016. Pending the approval by the Philippine SEC on Voyager’s request for increase in authorized capital stock from 100 million shares to 200 million shares, Php3,096 million was presented as deposit for future stock subscription. Philippine SEC approved the additional increase of Voyager’s capital stock shares on January 9, 2017.

The transactions above have no impact on our consolidated financial statements.

Incorporation of Talas

On June 9, 2015, the PLDT Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT. Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 28, 2015, for purposes of incorporation, and the balance of Php187.5 million was paid on May 13, 2016.

Talas is tasked with unifying the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the delivery of the big data capability platform.

Incorporation of PLDT Capital Pte. Ltd., or PLDT Capital

PLDT Capital was incorporated as a wholly-owned subsidiary of PLDT Online Investments Pte. Ltd., or PLDT Online, on August 12, 2015. As an investment arm, PLDT Capital is envisioned to be an important pillar in supporting the PLDT Group’s digital pivot through collaboration with world-class pioneering companies in Silicon Valley, USA and around the world.

In 2015, PLDT Capital made the following investments:

Investment in Phunware, Inc., or Phunware;
Investment in AppCard, Inc., or AppCard; and
Investment in Matrixx Software, Inc., or Matrixx

See Note 10 – Investments in Associates and Joint Ventures and Note 11 – Available-for-Sale Financial Investments.

Joint Venture Agreement between PLDT Capital and Gohopscotch, Inc., or Hopscotch

On April 15, 2016, PLDT Capital and Hopscotch, a Delaware corporation, entered into a joint venture agreement, or JVA, to market and exclusively distribute Hopscotch’s mobile solutions in Southeast Asia. The Hopscotch mobile-platform technology allows for the rapid development of custom mobile applications for sports teams, live events, and brands to create a memorable and monetizable fan experience and also increase mobile advertising revenue. As a vehicle to execute the JVA, PLDT Capital incorporated Gohopscotch Southeast Asia Pte. Ltd., a Singapore company, on March 1, 2016.

Transfer of DMPI’s Sun Postpaid Cellular and Broadband Assets to Smart

On August 2, 2016, the Board of Directors of Smart and DMPI approved the sale/transfer of DMPI’s trademark and subscribers (both individual and corporate) including all of DMPI’s assets, rights and obligations directly or indirectly connected to its postpaid cellular and broadband operations. The transfer is in accordance with the integration of the wireless business into a simplified business operation that will provide flexibility to offer new bundled/converged products and enhanced customer experience. The transfer was completed on November 1, 2016, after which only its prepaid cellular business remains with DMPI.

Php2,610 Million and Php1,590 Million Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes under a Notes Facility Agreements dated March 3, 2017 and March 6, 2017, respectively. Proceeds from the issuance of these notes are intended to finance capital expenditures. The notes have no fixed redemption date and Smart may, at its sole option, redeem the notes in whole but not in part. In accordance with PAS 32, the notes are classified as part of equity in the financial statements of Smart. The notes are subordinated to and rank junior to all senior loans of Smart.

Extension of Smart’s Congressional Franchise

On March 27, 1992, the Philippine Congress granted the legislative franchise to Smart under Republic Act No. 7294, or R.A. 7294, to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services and stations throughout the Philippines for public domestic and international telecommunications and for other purposes. R.A. 7294 became law on April 15, 1992, which was 15 days from date of publication in at least two newspapers of general circulation in the Philippines.

Smart’s franchise will expire on April 15, 2017. House Bill No. 4637, seeking to extend for another 25 years the franchise granted to Smart, was filed last August 15, 2016. On January 16, 2017, the House of Representatives approved the same on Third Reading. Senate Bill No. 1302, the counterpart bill in the Senate, was filed by Senator Juan Miguel Zubiri on January 19, 2017. Senate Bill No. 1302 is currently on Second Reading where the period for interpellation has concluded. It is now set for discussion of possible amendments. Once approved by the Senate and the House of Representatives (in case of conflicting provisions with the version of the House Bill), the Bill will be transmitted to Malacañang, the President either signs it into law or vetoes it or, the Bill lapses into law after a period of 30 days without any action on the part of the President.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that the PLDT Group has adopted the following new accounting pronouncements starting January 1, 2016. The adoption of these pronouncements did not have any significant impact on the PLDT Group’s financial position or performance.

PFRS 10, Consolidated Financial Statements, PFRS 12, Disclosure of Interests in Other Entities, and Philippine Accounting Standards, or PAS, 28, Investments in Associates and Joint Ventures, Investment Entities: Applying the Consolidation Exception (Amendments)
PFRS 11, Joint Arrangements — Accounting for Acquisitions of Interests in Joint Operations (Amendments)
PFRS 14, Regulatory Deferral Accounts
PAS 1, Presentation of Financial Statements — Disclosure Initiative (Amendments)
PAS 16, Property, Plant and Equipment, and PAS 38, Intangible Assets — Clarification of Acceptable Methods of Depreciation and Amortization (Amendments)
PAS 16, Property, Plant and Equipment, and PAS 41, Agriculture — Bearer Plants
PAS 27, Separate Financial Statements — Equity Method in Separate Financial Statements (Amendments)
Annual Improvements to PFRS (2012-2014 Cycle)

PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations — Changes in Methods of Disposal (Amendment)
PFRS 7, Financial Instruments: Disclosures — Servicing Contracts (Amendment)
PFRS 7, Applicability of the Amendments to PFRS 7 to Condensed Interim Financial Statements (Amendment)
PAS 19, Employee Benefits — Discount Rate: Regional Market Issue (Amendment)
PAS 34, Interim Financial Reporting — Disclosure of Information ‘Elsewhere in the Interim Financial Report’

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but has no control nor joint control over those policies. The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity. Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes directly attributable transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.

Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. Our investment in joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

Current Versus Noncurrent Classifications

We present assets and liabilities in the consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

Expected to be realized or intended to be sold or consumed in the normal operating cycle;
Held primarily for the purpose of trading;
Expected to be realized within twelve months after the reporting period; or
Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

It is expected to be settled in the normal operating cycle;
It is held primarily for the purpose of trading;
It is due to be settled within twelve months after the reporting period; or
There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

We classify all other liabilities as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for certain subsidiaries as discussed below) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, is the Singapore dollar; the functional currency of CCCBL is the Chinese renminbi; the functional currency of AGS Malaysia and Takatack Malaysia, is the Malaysian ringgit; and the functional currency of AGS Indonesia is the Indonesian rupiah. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each reporting date.

Financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by PAS 39, Financial Instruments: Recognition and Measurement. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income (expenses) – net” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income (expenses) – net”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Our financial assets at FVPL include certain short-term investments and derivative financial assets as at December 31, 2016 and 2015. See Note 28 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. After initial measurement, such financial assets are carried at amortized cost using the effective interest rate, or EIR, method less impairment. This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, certain short-term investments, trade and other receivables and portions of advances and other noncurrent assets as at December 31, 2016 and 2015. See Note 12 – Investment in Debt Securities and Other Long-term Investments, Note 16 – Cash and Cash Equivalents, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portions of investment in debt securities and other long-term investments as at December 31, 2016 and 2015. See Note 12 – Investment in Debt Securities and Other Long-term Investments and Note 28 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at FVPL. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains (losses) on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income (expenses) – net” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR method. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR method. If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to the consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2016 and 2015. See Note 28 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments as defined by PAS 39. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income (expenses) – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at December 31, 2016 and 2015. See Note 28 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities (except for statutory payables), interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2016 and 2015. See Note 21 – Interest-bearing Financial Liabilities, Note 22 – Deferred Credits and Other Noncurrent Liabilities, Note 23 – Accounts Payable, and Note 24 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Other subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts – Impairment of non-financial assets, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. If available-for-sale equity security is impaired, any further decline in the fair value at subsequent reporting date is recognized as impairment. Therefore, at each reporting period, for an equity security that was determined to be impaired, additional impairments are recognized for the difference between fair value and the original cost, less any previously recognized impairment. Impairment losses on equity investments are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 28 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 28 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure on certain outstanding loan balances. See Note 28 – Financial Assets and Liabilities.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 28 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expense as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 9 – Property and Equipment and Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use. The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually either individually or at the CGU level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 15 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Internally generated intangibles are not capitalized and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment and intangible assets with definite useful lives

For property and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment and Note 15 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement. See Note 10 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized under “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair value measurement

We measure financial instruments such as derivatives, available-for-sale financial investments and certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date. Also, fair values of financial instruments measured at amortized cost are disclosed in
Note 28 – Financial Assets and Liabilities.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
(i) in the principal market for the asset or liability, or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
(iii) Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. We are acting as a principal when we have the significant risks and rewards associated with the rendering of telecommunication services. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the cost of the provision of service. Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from postpaid cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart and Sun Cellular, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, TNT and Sun Cellular Prepaid. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, SMS, multimedia messaging services, or MMS, content downloading (inclusive of browsing), infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Non-recurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average length of customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Value-Added Services, or VAS

Revenues from VAS include MMS, downloading and streamlining of contents, applications and other digital services and infotext services. The amount of revenue recognized is net of payout to content provider’s share in revenue. Revenue is recognized upon service availment.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to retailers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements, which involve bundled sales of mobile devices, SIM cards/packs and accessories (non-service component) and telecommunication services (service component), the total arrangement consideration is allocated to each component based on their relative fair value to reflect the substance of the transaction. Revenues from the sale of non-service component are recognized when the goods are delivered while revenues from telecommunication services component are recognized when the services are provided to subscribers. When fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the services are performed.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in our consolidated income statement.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

Service cost;
Net interest on the net defined benefit asset or obligation; and
Remeasurements of net defined benefit asset or obligation

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Compensation and employee benefits” account in our consolidated income statement. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 26 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries. Smart and certain of its subsidiaries, however, are covered under Republic Act 7641, or R.A. 7641, otherwise known as “The Philippine Retirement Law”, which provides for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 26 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Our liability arising from the 2012 to 2014 Long-term Incentive Plan, or the 2012 to 2014 LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation. Past service costs and actuarial gains and losses are recognized immediately in our profit or loss.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term using the EIR and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term using the EIR.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) where receivables and payables are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statements of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by PFRSs.

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements are listed below. We will adopt these standards and amendments to existing standards which are relevant to us when these become effective. Except for International Financial Reporting Standards, or IFRS, 9, Financial Instruments, IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, as discussed further below, we do not expect the adoption of these standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2017

Amendments to PFRS 12, Clarification of the Scope of the Standard (Part of Annual Improvements to PFRSs 2014 — 2016 Cycle)
Amendments to PAS 7, Statement of Cash Flows, Disclosure Initiative

Amendments to PAS 12, Income Taxes, Recognition of Deferred Tax Assets for Unrealized Losses

Effective beginning on or after January 1, 2018

Amendments to PFRS 2, Share-based Payment, Classification and Measurement of Share-based Payment Transactions
Amendments to PFRS 4, Insurance Contracts, Applying PFRS 9, Financial Instruments, with PFRS 4
PFRS 15, Revenue from Contracts with Customers

PFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under PFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in PFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under PFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact of adopting this standard.

PFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standards, or
IFRS, 9, Financial Instruments. The new standard (renamed as PFRS 9) reflects all phases of the financial instruments project and replaces PAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of PFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. PFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. Early application of previous versions of PFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. We did not early adopt PFRS 9.

The adoption of PFRS 9 will have an effect on the classification and measurement of our financial assets, but will have no impact on the classification and measurement of our financial liabilities. The adoption will also have an effect on our application of hedge accounting and on the amount of its credit losses. We are currently assessing the impact of adopting this standard.

Amendments to PAS 28, Measuring an Associate or Joint Venture at Fair Value (Part of Annual Improvements to PFRSs 2014 — 2016 Cycle)
Amendments to PAS 40, Investment Property, Transfers of Investment Property
Philippine Interpretation IFRIC 22, Foreign Currency Transactions and Advance Consideration

Effective beginning on or after January 1, 2019

PFRS 16, Leases

Under the new standard, lessees will no longer classify their leases as either operating or finance leases in accordance with PAS 17, Leases. Rather, lessees will apply the single-asset model. Under this model, lessees will recognize the assets and related liabilities for most leases on their balance sheets, and subsequently, will depreciate the lease assets and recognize interest on the lease liabilities in their profit or loss. Leases with a term of 12 months or less or for which the underlying asset is of low value are exempted from these requirements.

The accounting by lessors is substantially unchanged as the new standard carries forward the principles of lessor accounting under PAS 17. Lessors, however, will be required to disclose more information in their financial statements, particularly on the risk exposure to residual value.

Entities may early adopt PFRS 16 but not before an entity applies PFRS 15. When adopting PFRS 16, an entity is permitted to use either a full retrospective or a modified retrospective approach, with options to use certain transition reliefs.

We are currently assessing the impact of adopting PFRS 16.

Deferred effectivity

Amendments to PFRS 10 and PAS 28, Sale of Contribution of Assets between an Investor and Its Associate or Joint Venture

The Amendments address the conflict between PFRS 10 and PAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in PFRS 3, Business Combinations. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investor’s interests in the associate or joint venture.

On January 13, 2016, the FRSC postponed the original effective date of January 1, 2016 of the said amendments until the International Accounting Standards Board has completed its broader review of the research project on equity accounting that may result in the simplification of accounting for such transactions and of other aspects of accounting for associates and joint ventures.

3. Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which use the U.S. dollar; (b) eInnovations, Takatack Holdings, Takatack Technologies, iCommerce, Fintech Ventures, ePay, 3rd Brand, CPL and AGSPL, which use the Singapore dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; and (e) AGS Indonesia, which uses the Indonesian rupiah.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense amounted to Php6,912 million, Php6,376 million and Php6,692 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total finance lease obligations amounted to nil and Php1 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 28 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, thus accounted for as investments in associates using the equity method.

The carrying value of our investments in PDRs issued by MediaQuest amounted to Php12,647 million and Php12,749 million as at December 31, 2016 and 2015, respectively. See related discussion on Note 10 – Investment in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Accounting for investments in Phunware and AppCard

In 2015, PLDT Capital subscribed to preferred shares of Phunware and AppCard, see Note 10 – Investment in Associates and Joint Ventures. The investments in Phunware and AppCard allow PLDT Capital to designate one director in the five-seat boards of Phunware and AppCard for as long as PLDT Capital beneficially owns at least a certain percentage of Phunware and AppCard preferred shares.

Based on our judgment, at the PLDT Group Level, PLDT Capital’s investments in preferred             shares give PLDT a significant influence over Phunware and AppCard as evidenced by the board seats assigned to us. This gives us the authority to participate in the financial and operating policy decisions of Phunware and AppCard but neither control nor joint control of those policies. Hence, the investments are accounted for as investment in associates.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired 50% equity interest of VTI, Bow Arken and Brightshare with Globe Telecom, Inc., or Globe, acquiring the remaining 50%, see Note 10 – Investments in Associates and Joint Ventures. On the same date, PLDT and Globe entered into a Memorandum of Agreement, or MOA, to set out in general terms the rights and obligations, the management and corporate governance structure and other basic principles and policies in relation to the acquired companies.

The Board of Directors has been designated as the party who shall have the principal responsibility in managing VTI and its subsidiaries to which PLDT and Globe shall have equal representation. All decisions shall require unanimous votes of all Directors and hence unanimous approval by both PLDT and Globe. In addition, PLDT and Globe shall each have the right to appoint: (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.

Based on the provisions in the MOA, the agreement between PLDT and Globe constitutes joint control, which is defined in PFRS 11 as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Further, PLDT and Globe classified the joint arrangement as joint venture in accordance with PFRS 11 given that PLDT and Globe have 50-50 rights to the net assets of VTI and its subsidiaries.

Accordingly, PLDT accounted the investment in VTI using the equity method of accounting in accordance with PAS 28, Investment in Associates and Joint Ventures. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

Impairment of available-for-sale equity investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost.

Based on our judgment, the decline in fair value of our investment in Rocket Internet SE, or Rocket, to Php14,587 million as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in our consolidated income statement an impairment of our investment in Rocket amounting to Php5,124 million for the year ended December 31, 2015. We recognized additional impairment loss of Php5,381 million as the fair value of Rocket further declined to Php9,206 million for the six months ended June 30, 2016. We recognized an unrealized gain of Php852 million in the “Net gains (losses) on available-for-sale financial investments” account in our consolidated other comprehensive income for the six months ended December 31, 2016 due to slight recovery of Rocket’s fair value to Php10,058 million as at December 31, 2016. See related discussion on Note 5 – Income and Expenses and Note 11 – Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the value in use of the CGUs to which these assets are allocated. The value in use calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows. See Note 15 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the value in use of the relevant CGUs.

Determining the recoverable amount of property and equipment, investments in associates and joint ventures, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

Total asset impairment on noncurrent assets amounted to Php1,074 million, Php5,788 million and Php3,844 million for the years ended December 31, 2016, 2015 and 2014, respectively.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property and equipment, investments in associates, joint ventures and deposits, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 15 and 19, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and amortization and decrease our property and equipment.

The total depreciation and amortization of property and equipment amounted to Php34,455 million, Php31,519 million and Php31,379 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php203,188 million and Php195,782 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets with finite lives amounted to Php929 million, Php1,076 million and Php1,149 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total carrying values of intangible assets with finite lives amounted to Php4,396 million and Php5,219 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 15 – Goodwill and Intangible Assets.

Business combinations

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which requires extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance and position. See Note 14 – Business Combinations.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php5,829 million and Php10,759 million as at December 31, 2016 and 2015, respectively. Total consolidated benefit from deferred income tax amounted to Php3,969 million, Php4,710 million and Php1,024 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total consolidated net deferred income tax assets amounted to Php27,183 million and Php21,941 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss was incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on all available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php8,027 million, Php3,391 million and Php2,023 million for the years ended December 31, 2016, 2015 and 2014, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php24,436 million and Php24,898 million as at December 31, 2016 and December 31, 2015, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 17 – Trade and Other Receivables and Note 28 – Financial Assets and Liabilities.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates. See Note 26 – Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,775 million, Php1,895 million and Php1,702 million for the years ended December 31, 2016, 2015 and 2014, respectively. The prepaid benefit costs amounted to Php261 million and Php306 million as at December 31, 2016 and 2015, respectively. The accrued benefit costs amounted to Php11,206 million and Php10,197 million as at December 31, 2016 and 2015, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 19 – Prepayments and Note 26 – Employee Benefits – Defined Benefit Pension Plans.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,582 million and Php1,437 million as at December 31, 2016 and 2015, respectively. See Note 22 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 27 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount as determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2016 amounted to Php8,120 million and Php160,990 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2015 amounted to Php3,277 million and Php165,572 million, respectively. See Note 28 – Financial Assets and Liabilities.

4. Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

Wireless – wireless telecommunications services provided by Smart and DMPI, a wholly-owned subsidiary of Digitel, our cellular service providers; Voyager and certain subsidiaries, our mobile applications and digital platforms developer and mobile financial services provider; SBI and PDSI, our wireless broadband service providers; ACeS Philippines, our satellite information and messaging services provider; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, BCC, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed information technology services and resellership provided by ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas; distribution of Filipino channels and content provided by PGNL and its subsidiaries; and

Others – PCEV, PGIH, PLDT Digital and its subsidiaries, MIC and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies and Note 14 – Business Combinations for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income for the year is measured consistent with net income in our consolidated financial statements.

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the year is measured as EBITDA divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are as follows:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
	(in million pesos)
December 31, 2016 (Unaudited)
Revenues
External customers	103,447	61,806	9	–	165,262
Service revenues	99,115	58,086	9	–	157,210
Non-service revenues	4,332	3,720	–	–	8,052
Inter-segment transactions	1,467	10,922	11	(12,400)	–
Service revenues	1,467	10,920	11	(12,398)	–
Non-service revenues	–	2	–	(2)	–

Total revenues	104,914	72,728	20	(12,400)	165,262

Results
Depreciation and amortization	18,984	15,471	–	–	34,455
Asset impairment	9,284	1,758	–	–	11,042
Impairment of investments	134	–	5,381	–	5,515
Equity share in net earnings (losses) of associates and joint ventures	(237)	(40)	1,458	–	1,181
Interest income	270	707	306	(237)	1,046
Financing costs – net	2,487	4,917	187	(237)	7,354
Provision for (benefit from) income tax	(1,270)	3,018	161	–	1,909
Net income / Segment profit	9,463	8,134	2,565	–	20,162
EBITDA	32,661	26,950	(22)	1,572	61,161
EBITDA margin	32%	39%	–	–	39%
Core income	11,402	7,746	8,709	–	27,857
Assets and liabilities
Operating assets	217,964	183,698	22,804	(33,388)	391,078
Investments in associates and joint ventures	1,945	40,874	14,039	–	56,858
Deferred income tax assets – net	13,985	13,198	–	–	27,183
Total assets	233,894	237,770	36,843	(33,388)	475,119

Operating liabilities	161,480	203,777	12,637	(14,879)	363,015
Deferred income tax liabilities – net	2,923	384	260	–	3,567
Total liabilities	164,403	204,161	12,897	(14,879)	366,582

Other segment information
Capital expenditures, including capitalized interest	32,097	10,728	–	–	42,825
December 31, 2015 (Audited)
Revenues
External customers	113,985	57,118	–	–	171,103
Service revenues	109,188	53,742	–	–	162,930
Non-service revenues	4,797	3,376	–	–	8,173
Inter-segment transactions	1,528	11,747	–	(13,275)	–
Service revenues	1,528	11,733	–	(13,261)	–
Non-service revenues	–	14	–	(14)	–

Total revenues	115,513	68,865	–	(13,275)	171,103

Results
Depreciation and amortization	17,218	14,301	–	–	31,519
Asset impairment	8,446	1,244	–		9,690
Impairment of investments	–	42	5,124	–	5,166
Equity share in net earnings (losses) of associates and joint ventures	(81)	38	3,284	–	3,241
Interest income	308	620	99	(228)	799
Financing costs – net	1,799	4,509	179	(228)	6,259
Provision for income tax	2,763	1,656	144	–	4,563
Net income / Segment profit	15,434	6,193	448	–	22,075
EBITDA	44,237	24,749	(59)	1,291	70,218
EBITDA margin	40%	38%	–	–	43%
Core income	22,512	6,539	6,161	–	35,212
Assets and liabilities
Operating assets	217,317	190,856	18,504	(42,226)	384,451
Investments in associates and joint ventures	2,208	12,922	33,573	–	48,703
Deferred income tax assets – net	8,249	13,692	–	–	21,941

Total assets	227,774	217,470	52,077	(42,226)	455,095

Operating liabilities	171,131	182,085	12,149	(27,872)	337,493
Deferred income tax liabilities – net	3,146	412	146	–	3,704

Total liabilities	174,277	182,497	12,295	(27,872)	341,197

Other segment information
Capital expenditures, including capitalized interest	30,311	12,864	–	–	43,175

December 31, 2014 (Audited)
Revenues
External customers	117,297	53,538	–	–	170,835
Service revenues	113,455	51,488	–	–	164,943
Non-service revenues	3,842	2,050	–	–	5,892
Inter-segment transactions	1,582	12,640	–	(14,222)	–
Service revenues	1,582	12,619	–	(14,201)	–
Non-service revenues	–	21	–	(21)	–

Total revenues	118,879	66,178	–	(14,222)	170,835

Results
Depreciation and amortization	16,375	15,004	–	–	31,379
Asset impairment	5,620	426	–	–	6,046
Equity share in net earnings (losses) of associates and joint ventures	(11)	63	3,789	–	3,841
Interest income	217	350	295	(110)	752
Financing costs – net	1,646	3,724	60	(110)	5,320
Provision for income tax	7,158	2,818	82	–	10,058
Net income / Segment profit	21,895	6,722	5,473	–	34,090
EBITDA	50,917	24,555	(56)	1,334	76,750
EBITDA margin	44%	38%	–	–	47%
Core income	25,176	6,691	5,543	–	37,410

Other segment information
Capital expenditures, including capitalized interest	23,048	11,711	–	–	34,759

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
EBITDA	61,161	70,218	76,750
Add (deduct) adjustments:
Equity share in net earnings of associates and joint ventures	1,181	3,241	3,841
Interest income	1,046	799	752
Gains (losses) on derivative financial instruments – net	996	420	(101)
Amortization of intangible assets	(929)	(1,076)	(1,149)
Asset impairment	(1,074)	(5,788)	(3,844)
Provision for income tax	(1,909)	(4,563)	(10,058)
Foreign exchange losses – net	(2,785)	(3,036)	(382)
Impairment of investments	(5,515)	(5,166)	–
Financing costs – net	(7,354)	(6,259)	(5,320)
Depreciation and amortization	(34,455)	(31,519)	(31,379)
Other income – net	9,799	4,804	4,980

Total adjustments	(40,999)	(48,143)	(42,660)

Consolidated net income	20,162	22,075	34,090

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
Consolidated core income	27,857	35,212	37,410
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	1,539	762	208
Net income (loss) attributable to noncontrolling interests	156	10	(1)
Net tax effect of aforementioned adjustments	79	260	778
Core loss adjustment on equity share in net losses of associates and joint ventures	(95)	(179)	(79)
Asset impairment	(1,074)	(5,788)	(3,844)
Foreign exchange losses – net	(2,785)	(3,036)	(382)
Impairment of investments	(5,515)	(5,166)	–
Total adjustments	(7,695)	(13,137)	(3,320)

Consolidated net income	20,162	22,075	34,090

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(Unaudited)		(Audited)
Consolidated core EPS	128.68	128.68	162.70	162.70	172.88	172.88
Add (deduct) adjustments:
Gains on derivative financial instruments – net, excluding hedge costs	4.98	4.98	2.47	2.47	0.55	0.55
Core loss adjustment on equity share in net losses of associates and joint ventures	(0.45)	(0.45)	(0.83)	(0.83)	(0.37)	(0.37)
Foreign exchange losses – net	(10.40)	(10.40)	(11.85)	(11.85)	(1.40)	(1.40)
Asset impairment	(30.48)	(30.48)	(50.64)	(50.64)	(14.15)	(14.15)

Total adjustments	(36.35)	(36.35)	(60.85)	(60.85)	(15.37)	(15.37)

Consolidated EPS attributable to common equity holders of PLDT	92.33	92.33	101.85	101.85	157.51	157.51

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
Wireless services
Service revenues:
Mobile	95,066	104,175	107,236
Home broadband	2,758	3,016	3,981
Digital platforms and mobile financial services	709	1,048	1,056
MVNO and others	582	949	1,182

	99,115	109,188	113,455
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	4,332	4,797	3,842

Total wireless revenues	103,447	113,985	117,297

Fixed line services
Service revenues:
Voice	25,502	25,799	27,007
Data	31,727	27,170	23,721
Miscellaneous	857	773	760

	58,086	53,742	51,488
Non-service revenues:
Sale of computers, phone units and SIM cards	2,907	2,690	1,522
Point-product-sales	813	686	528

	3,720	3,376	2,050

Total fixed line revenues	61,806	57,118	53,538

Other services	9	–	–

Total revenues	165,262	171,103	170,835

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the years ended December 31, 2016, 2015 and 2014.

5. Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2016, 2015 and 2014 consist of the following:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	7,239	7,487	5,364
Point-product-sales	813	686	528

Total non-service revenues (Note 4)	8,052	8,173	5,892

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2016, 2015 and 2014 consist of the following:

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Salaries and other employee benefits	17,791	17,947		16,637
Pension benefit costs (Notes 3 and 26)	1,775	1,895		1,702
Manpower rightsizing program, or MRP	362	1,764		242
Incentive plans (Notes 3 and 26)	–	–		168
Total compensation and employee benefits	19,928	21,606		18,749

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the years ended December31, 2016, 2015 and 2014 consist of the following:

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	16,053	15,794		13,055
Cost of point-product-sales	700	579		432
Cost of satellite air time and terminal units (Note 25)	–	16		25

Total cost of sales	16,753	16,389		13,512

Asset Impairment

Asset impairment for the years ended December 31, 2016, 2015 and 2014 consist of the following:

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Trade and other receivables (Notes 3, 17 and 28)	8,027	3,391		2,023
Inventories and supplies (Note 18)	1,941	511		179
Intangibles (Note 15)	1,038	–		–
Property and equipment (Notes 3 and 9)	–	5,788		3,844
Others	36	–		–

Total asset impairment	11,042	9,690		6,046

Interest Income

Interest income for the years ended December 31, 2016, 2015 and 2014 consist of the following:

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Interest income on other loans and receivables	980	742		533
Interest income on HTM investments (Note 12)	36	43		211
Interest income on FVPL	30	14		8

Total interest income (Notes 4, 12 and 16)	1,046	799		752

Financing Costs – net

Financing costs – net for the years ended December 31, 2016, 2015 and 2014 consist of the following:

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Interest on loans and other related items (Notes 21 and 28)	7,522	6,289		5,429
Accretion on financial liabilities (Notes 21 and 28)	230	231		165
Financing charges	168	109		168
Capitalized interest (Notes 4, 9 and 21)	(566)	(370)		(442)

Total financing costs – net (Notes 4, 9, 21 and 28)	7,354	6,259		5,320

6. Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2016, 2015 and 2014 are as follows:

						Share in the other
						comprehensive
		Net gains (losses)				income of
	Foreign	on		Revaluation		associates and	Total other
	currency	available-for-sale	Net	increment on	Actuarial losses	joint ventures	comprehensive loss
	translation	financial	transactions	investment	on defined	accounted for	attributable	Share of	Total other
	differences of	investments	on cash flow hedges	properties	benefit plans	using the equity	to equity holders	noncontrolling	comprehensive loss
	subsidiaries	– net of tax	– net of tax	– net of tax	– net of tax	method	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2016	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)
Other comprehensive income (loss)	84	860	10	17	(3,571)	151	(2,449)	(5)	(2,454)
Recycled to retained earnings	–	–	–	–	–	(243)	(243)	–	(243)

Balances as at December 31, 2016 (Unaudited)	608	936	7	619	(23,376)	312	(20,894)	7	(20,887)

Balances as at January 1, 2015	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)
Other comprehensive income (loss)	35	(8,135)	31	(1)	(1,598)	(249)	(9,917)	10	(9,907)

Balances as at December 31, 2015 (Audited)	524	76	(3)	602	(19,805)	404	(18,202)	12	(18,190)

Balances as at January 1, 2014	496	67	40	239	(13,333)	1,010	(11,481)	(2)	(11,483)
Other comprehensive income (loss)	(7)	8,144	(74)	364	(4,874)	(357)	3,196	4	3,200

Balances as at December 31, 2014 (Audited)	489	8,211	(34)	603	(18,207)	653	(8,285)	2	(8,283)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7. Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	27,183	21,941
Net deferred income tax liabilities (Note 4)	3,567	3,704

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Customer list and trademark	8,686	2,654
Unamortized past service pension costs	4,630	4,182
Pension and other employee benefits	3,569	3,142
Accumulated provision for doubtful accounts	2,925	2,921
Provision for other assets	2,798	2,552
Unrealized foreign exchange losses	2,735	2,335
Unearned revenues	1,572	1,730
Accumulated write-down of inventories to net realizable values	624	224
NOLCO	231	1,238
Fixed asset impairment	82	1,219
MCIT	65	–
Derivative financial instruments	(72)	230
Undepreciated capitalized interest charges	(1,167)	(1,378)
Others	505	892

Total deferred income tax assets – net	27,183	21,941

Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,597	2,808
Unamortized fair value adjustment on fixed assets from business combinations	409	458
Unrealized foreign exchange gains	273	159
Undepreciated capitalized interest charges	8	9
Others	280	270

Total deferred income tax liabilities – net	3,567	3,704

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year (Notes 3 and 4)	21,941	17,131
Net deferred income tax liabilities – balance at beginning of the year (Note 4)	(3,704)	(4,427)

Net balance at beginning of the year	18,237	12,704
Provision for deferred income tax (Note 3)	3,969	4,710
Movement charged directly to other comprehensive income	1,467	784
Others	(57)	39

Net balance at end of the year	23,616	18,237

Net deferred income tax assets – balance at end of the year (Notes 3 and 4)	27,183	21,941
Net deferred income tax liabilities – balance at end of the year (Notes 3 and 4)	(3,567)	(3,704)

The analysis of our consolidated net deferred income tax assets as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	23,499	20,964
Deferred income tax assets to be recovered within 12 months	5,616	3,076

	29,115	24,040

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,308)	(1,341)
Deferred income tax liabilities to be settled within 12 months	(624)	(758)

	(1,932)	(2,099)

Net deferred income tax assets (Notes 3 and 4)	27,183	21,941

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	–	11
Deferred income tax assets to be recovered within 12 months	–	3

	–	14

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,222)	(3,469)
Deferred income tax liabilities to be settled within 12 months	(345)	(249)

	(3,567)	(3,718)

Net deferred income tax liabilities (Note 4)	(3,567)	(3,704)

Provision for corporate income tax for the years ended December 31, 2016 and 2015 consist of:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
Current	5,878	9,273	11,082
Deferred (Note 3)	(3,969)	(4,710)	(1,024)

	1,909	4,563	10,058

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2016, 2015 and 2014 are as follows:

                                                                          2016               2015               2014

                                                                     (Unaudited)                   (Audited)

                                                                                (in million pesos)

Provision for income tax at the applicable statutory tax rate             6,621                           9,529      13,244

Tax effects of:

  Nondeductible expenses                                                  3,239                           1,171      450

  Difference between OSD and itemized deductions                            (20)                           (33)     (242)

  Income not subject to income tax                                          (35)                          (168)     (417)

  Income subject to lower tax rate                                         (168)                          (104)     (110)

  Equity share in net earnings of associates and joint ventures            (354)                          (972)   (1,152)

  Income subject to final tax                                            (2,879)                          (680)     (224)

  Net movement in unrecognized deferred income tax assets
  and other adjustments                                                  (4,495)                        (4,180)   (1,491)
-----------------------                                           ----------    -------------------------   ------

Actual provision for corporate income tax                                 1,909                           4,563      10,058
-----------------------------------------                         ----------    -------------------------   ------

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the Optional Standard Deduction method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	7,844	7,194
Provisions for other assets	4,926	5,098
Accumulated provision for doubtful accounts	3,836	5,216
Fixed asset impairment	818	12,338
Asset retirement obligation	656	588
MCIT	260	398
Accumulated write-down of inventories to net realizable values	234	231
Pension and other employee benefits	93	94
Unrealized foreign exchange losses	87	312
Unearned revenues	65	3,417
Derivative financial instruments and others	4	48
	18,823	34,934

Unrecognized deferred income tax assets (Note 3)	5,829	10,759

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php3,573 million and Php9,874 million as at December 31, 2016 and 2015, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our unaudited consolidated excess MCIT and NOLCO as at December 31, 2016 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2014	December 31, 2017	73	310
December 31, 2015	December 31, 2018	93	1,911
December 31, 2016	December 31, 2019	159	6,394

		325	8,615

Consolidated tax benefits		325	2,584
Consolidated unrecognized deferred income tax assets		(260)	(2,353)
Consolidated recognized deferred income tax assets		65	231

The excess MCIT totaling Php325 million as at December 31, 2016 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to nil for the years ended December 31, 2016 and 2015, while Php33 million for the year ended December 31, 2014. The amount of expired portion of excess MCIT amounted to Php232 million, Php91 million and Php61 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOLCO totaling Php8,615 million as at December 31, 2016 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php8,531 million, Php14 million and Php130 million for the years ended December 31, 2016, 2015 and 2014, respectively. The amount of expired portion of excess NOLCO amounted to Php571 million, nil and Php39 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel is registered with Subic Bay Freeport Enterprise, while ClarkTel is registered with Clark Special Economic Zone Enterprise under Republic Act 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

On June 14, 2012, the PEZA through its Resolution No. 12-312, approved the transfer of all rights, obligations and assets of IPCDSI under its Registration and Supplemental Agreements with the PEZA. The Registration Agreement dated April 24, 2006 provided that IPCDSI’s Information Technology Operations shall be covered by the 5% gross income tax, or GIT, incentive, in lieu of national and local taxes, including additional deductions for training expenses and other incentives. The Supplemental Agreements dated November 13, 2007 and June 29, 2011 provided for the granting of non-pioneer status and tax incentives under R.A. 7916 to expansion project in Rizal Commercial Banking Corporation, or RCBC, Plaza and new project in Bonifacio Technology Center Building. Both projects were subjected to GIT after the expiration of income tax holiday incentive on October 23, 2015.

Consolidated income derived from non-registered activities with Economic Zone and Board of Investments, or BOI, is subject to the RCIT rate at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to nil, Php55 million and Php40 million for the years ended December 31, 2016, 2015 and 2014, respectively.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(Unaudited)		(Audited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT (Note 4)	20,006	20,006	22,065	22,065	34,091	34,091
Dividends on preferred shares (Note 20)	(59)	(59)	(59)	(59)	(59)	(59)

Consolidated net income attributable to common equity holders of PLDT	19,947	19,947	22,006	22,006	34,032	34,032

	(in thousands, except per share amounts which are in pesos)

Weighted average number of common shares	216,056	216,056	216,056	216,056	216,056	216,056

EPS attributable to common equity holders of PLDT (Note 4)	92.33	92.33	101.85	101.85	157.51	157.51

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred             shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred             shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury             shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9. Property and Equipment

Changes in property and equipment account for the years ended December 31, 2016 and 2015 are as follows:

					Vehicles, aircraft,		Information
				Buildings	furniture		origination	Land and
	Cable and wire	Central		and	and other network	Communications	and termination	land	Property
	facilities	office equipment	Cellular facilities	improvements	equipment	satellite	equipment	improvements	under construction	Total
	(in million pesos)
As at December 31, 2014 (Audited)
Cost	182,019	118,149	161,246	26,844	51,017	966	11,830	3,461	50,066	605,598
Accumulated depreciation, impairment and amortization	(127,860)	(98,074)	(116,041)	(16,704)	(43,201)	(966)	(10,507)	(261)	–	(413,614)

Net book value	54,159	20,075	45,205	10,140	7,816	–	1,323	3,200	50,066	191,984

Year Ended December 31, 2015 (Audited)
Net book value at beginning of the year	54,159	20,075	45,205	10,140	7,816	–	1,323	3,200	50,066	191,984
Additions	2,258	540	10,276	239	2,309	–	519	15	27,076	43,232
Disposals/Retirements	(6)	(96)	(37)	(214)	(227)	–	–	(33)	(23)	(636)
Translation differences charged directly to cumulative translation adjustments	1	4	–	–	2	–	–	–	–	7
Impairment losses recognized during the year (Note 5)	(2,343)	–	(3,358)	–	(87)	–	–	–	–	(5,788)
Reclassifications (Note 13)	(42)	611	121	484	(666)	–	41	(4)	(2,041)	(1,496)
Transfers and others	4,185	2,456	7,773	300	2,358	–	594	2	(17,668)	–
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,975)	(4,059)	(11,902)	(1,452)	(3,336)	–	(793)	(2)	–	(31,519)
Net book value at end of the year (Note 3)	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782

As at December 31, 2015 (Audited)
Cost	187,195	112,867	177,118	27,162	53,797	966	12,962	3,441	57,410	632,918
Accumulated depreciation, impairment and amortization	(138,958)	(93,336)	(129,040)	(17,667)	(45,628)	(966)	(11,278)	(263)	–	(437,136)

Net book value (Note 3)	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782

Year Ended December 31, 2016 (Unaudited)
Net book value at beginning of the year (Note 3)	48,237	19,531	48,078	9,495	8,169	–	1,684	3,178	57,410	195,782
Additions	3,419	357	19,225	374	3,358	–	674	7	15,668	43,082
Disposals/Retirements	(11)	(8)	(97)	(85)	(251)	–	–	(15)	(69)	(536)
Reclassifications (Note 13)	(2)	285	(196)	33	(594)	–	–	4	(219)	(689)
Transfers and others	6,315	3,189	10,660	332	1,258	–	963	3	(22,720)	–
Translation differences charged directly to cumulative translation adjustments	4	1	–	–	1	–	–	–	–	6
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(9,932)	(4,687)	(13,278)	(1,225)	(4,268)	–	(1,063)	(2)	–	(34,455)
Net book value at end of the year (Note 3)	48,030	18,668	64,392	8,922	7,673	–	2,258	3,175	50,070	203,188

As at December 31, 2016 (Unaudited)
Cost	196,652	115,461	202,581	25,914	55,973	966	14,596	3,440	50,070	665,653
Accumulated depreciation, impairment and amortization	(148,622)	(96,793)	(138,189)	(16,992)	(48,300)	(966)	(12,338)	(265)	–	(462,465)

Net book value (Note 3)	48,030	18,668	64,392	8,922	7,673	–	2,258	3,175	50,070	203,188

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php566 million, Php370 million and Php442 million for the years ended December 31, 2016, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Financing Costs – net. Our undepreciated interest capitalized to property and equipment that qualified as borrowing costs amounted to Php5,289 million and Php5,553 million as at December 31, 2016 and 2015, respectively. The average interest capitalization rates used were approximately 4% each for the years ended December 31, 2016, 2015 and 2014.

Our net foreign exchange differences, which qualified as borrowing costs amounted to Php111 million, Php144 million and Php71 million for the years ended December 31, 2016, 2015 and 2014, respectively. Our undepreciated capitalized net foreign exchange losses that qualified as borrowing costs amounted to Php356 million and Php274 million as at December 31, 2016 and 2015, respectively.

The estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property and equipment include the net carrying value of capitalized vehicles, aircraft, furniture and other network equipment under financing leases, which amounted to Php71 thousand and Php3 million as at December 31, 2016 and 2015, respectively. See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities

In 2014, SBI and PDSI recognized impairment losses equivalent to the net book values of our Canopy and Wimax equipment. Canopy and Wimax technologies have become less preferable as telecommunications operators shift to Long-Term Evolution, or LTE, which offers improved speed and more compatibility with 2G and 3G technologies. The business plan for fixed wireless is to roll-out Time-Division Duplex, or TD,-LTE sites in 2014 and 2015 and migrate all existing Canopy and Wimax subscribers to the new technology as network coverage for TD-LTE increases. Total impairment losses recognized for the year ended December 31, 2014 amounted to Php2,394 million and Php1,223 million for SBI and PDSI, respectively.

Also in 2014, PLDT implemented a fiber optic footprint and backbone expansion which increased bandwidth connectivity between different regions of the country and provided subscribers with opportunities for better services. In relation to this expansion, PLDT recognized an impairment provision equivalent to the net book value of certain transmission facilities replaced by the program amounting to Php227 million for the year ended December 31, 2014.

In December 2015, DMPI recognized an impairment loss of Php5,789 million pertaining to network assets affected by the convergence program of Smart and DMPI. Network assets impaired in 2015 consist mainly of core and transport equipment in Metro Manila and Cebu, which were not included in the initial program as management’s original strategy was to minimize the risk of service disruption for Sun subscribers in critical and high traffic areas. We decided to change the strategy for network convergence, that is, to fully integrate the networks of Smart and DMPI, as management believes that the converged network will be resilient enough to address any risk of service disruption in the critical and high traffic areas. Moreover, the converged network will allow optimization of network resources that will result in improved customer experience for both Sun and Smart subscribers.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets.

10. Investments in Associates and Joint Ventures

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs (Notes 3 and 26)	12,647	12,749
Asia Outsourcing Beta Limited, or Beta	855	654
AF Payments, Inc., or AFPI, (formerly Automated Fare Collection System, Inc.)(*)	407	533
Phunware (Note 3)	384	384
Digitel Crossing, Inc., or DCI	238	173
Appcard (Note 3)	234	231
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	14,765	14,724

Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare (Note 3)	26,962	–
Beacon Electric Asset Holdings, Inc., or Beacon	13,593	32,304
Philippines Internet Holding S.à.r.l., or PHIH	1,538	1,595
ECommerce Pay Holding S.à.r.l., or ECommerce Pay	–	80
	42,093	33,979

Total carrying value of investments in associates and joint ventures (Note 4)	56,858	48,703

(*) On February 26, 2015, AFPI through its Board of Directors and stockholders amended its corporate name to AF Payments, Inc.

Changes in the cost of investments for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the year	41,150	37,724
Additions during the year	27,993	3,413
Disposals	(11,692)	–
Translation and other adjustments	14	13

Balance at end of the year	57,465	41,150

Changes in the accumulated impairment losses for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the year	1,888	1,884
Translation and other adjustments	4	4

Balance at end of the year	1,892	1,888

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the year	9,441	6,206
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	4,962	2,838
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	1,181	3,241
Beacon	2,089	3,205
Beta	396	79
DCI	62	114
ECommerce Pay	(52)	–
PHIH	(58)	–
MediaQuest PDRs	(102)	(76)
AFPI	(127)	(81)
VTI	(1,027)	–
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(91)	(249)
Dividends	(4,389)	(2,544)
Disposals	(9,617)	–
Translation and other adjustments	(202)	(51)

Balance at end of the year	1,285	9,441

Investments in Associates

Investment in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV. Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest. The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV. Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. See Note 26 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013. These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 26 – Employee Benefits – Investment in MediaQuest.

The carrying value of investment in MediaQuest PDRs amounted to Php12,647 million and Php12,749 million as at December 31, 2016 and 2015, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investments in MediaQuest through PDRs.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multi-media content to its customers across the PLDT Group’s broadband and mobile networks.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million. On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand. The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners. Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On October 1, 2014, Asia Outsourcing Gamma Limited, or AOGL,’s healthcare business, which provides revenue cycle management, health information management and software solutions for independent and provider-owned physician practices, was sold to Conifer Health Solutions, America’s leading provider of technology-enabled healthcare performance improvement services, for a total value of US$235 million. AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries. As a result of the sale, PGIC received a cash distribution of US$42 million from Beta.

On July 22, 2016, AOGL entered into Sale and Purchase Agreement, or SPA, with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for an initial enterprise value of US$181 million. The transaction was completed on September 30, 2016. As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares. Economic interest of PGIC in Beta remained at 18.32% as at December 31, 2016.

The carrying value of investment in common shares in Beta amounted to Php855 million and Php654 million as at December 31, 2016 and 2015, respectively. The carrying value of PGIC’s investment in Beta’s preferred shares amounting to nil and Php265 million were presented as part of investment in debt securities and other long-term investments in our consolidated statements of financial position as at December 31, 2016 and 2015, respectively.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates Metro Pacific Investments Corporation, or MPIC, and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority.  The project aims to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems by substantially speeding up payments, reducing queuing time and facilitating efficient passenger transfer to other rail lines.  The AFCS consortium led by MPIC and Ayala, composed of AC Infrastructure Holdings Corporation, BPI Card Finance Corporation, and Globe for the Ayala Group, and MPIC, Meralco Financial Services Corporation, and Smart for the MPIC Group, bidded for the AFCS project and on January 30, 2014, received a Notice of Award from the DOTC declaring it as the winning bidder.

On February 10, 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. As part of the agreement, Smart subscribed Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest. Smart settled Php25 million and Php275 million in January and May 2014, respectively.

On June 30, 2014, MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

On January 20, 2015, the Board of Directors of AFPI approved an additional cash call on unpaid subscription of Php800 million to fund its expenditures, which was paid on March 30, 2015 by the shareholders in proportion to their share subscriptions. Smart contributed an additional Php160 million for its 20% share in AFPI.

On November 17, 2015, the Board of Directors of AFPI approved the increase in authorized capital stock from Php2,550 million shares to Php5,000 million shares with par value of Php1.00 per share. AFPI subsequently issued a total of 612.5 million shares with par value of Php1.00 per share to all of its existing shareholders in proportion to their current shareholdings. Smart subscribed to an additional capital of Php122.5 million representing its proportionate share in the capital increase. On the same date, the Board of Directors likewise approved an additional cash call on unpaid subscription of Php650 million for AFPI’s planned expenditure. Smart contributed an additional Php130 million representing its 20% share.

The carrying value of Smart’s investment in AFPI amounted to Php407 million, including subscription payable of Php36 million as at December 31, 2016 and Php533 million, including subscription payable of Php166 million as at December 31, 2015. Smart has significant influence over AFPI given its 20% voting interest and its Board representation.

Investment of PLDT Capital in Phunware

On September 3, 2015, PLDT Capital subscribed to an 8% US$5 million Convertible Promissory Note, or Note, issued by Phunware, a Delaware corporation. Phunware is an expansive mobile delivery platform that creates, markets, and monetizes mobile application experiences across multiple screens. By pioneering the multiscreen as a service platform, Phunware enables companies to engage seamlessly with their customers through mobile devices, from indoor and outdoor location-based marketing and advertising to content management, notifications and analytics, indoor mapping, navigation and wayfinding.

The US$5 million Note was issued and paid on September 4, 2015. On December 18, 2015, PLDT Capital subscribed to Series F Preferred Shares of Phunware for a total consideration of US$3 million. On the same date, the Note and its related interest were converted to additional Phunware Series F Preferred Shares.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a JVA under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following improvement in the associates’ operations.

Digitel has no control over ANPC. Though Digitel owns more than half of the voting interest in ANPC because of certain governance matters, management has assessed that Digitel only has significant influence and not control.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control. As at March 7, 2017, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of PLDT Capital in AppCard

On October 9, 2015, PLDT Capital entered into a Convertible Preferred Stock Purchase Agreement with AppCard for US$5 million. AppCard, a Delaware Corporation, is engaged in the business of developing, marketing, selling and servicing digital loyalty program platforms.

The US$5 million Convertible Series B Preferred Stock was paid on October 9, 2015.

Investment of ACeS Philippines in AIL

As at December 31, 2016, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia. In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net losses and translation adjustment of AIL amounted to Php173 million for the year ended December 31, 2016, while unrecognized share in net income amounted to Php70 million and Php361 million for the years ended December 31, 2015 and 2014, respectively. Share in net cumulative losses amounting to Php2,228 million and Php2,075 million as at December 31, 2016 and 2015, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 25 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 28 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The table below presents the summarized financial information of Satventures as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	4,223	4,338
Current assets	2,296	1,968
Deficit	(1,771)	(1,554)
Noncurrent liabilities	3,671	3,660
Current liabilities	4,619	4,200

Additional Information:
Cash and cash equivalents	374	392
Current financial liabilities*	393	518
Noncurrent financial liabilities*	2,357	2,224

*	Excluding trade, other payables and provisions.

	2016	2015	2014
Income Statements:		(in million pesos)
Revenues	5,925	5,211	3,898
Expenses	5,062	4,358	2,973
Depreciation and amortization	907	1,169	778
Interest income	2	1	2
Interest expense	259	207	67
Provision for (benefit from) income tax	(82)	(570)	6
Net income (loss)	(222)	32	98
Other comprehensive income	–	–	–
Total comprehensive income (loss)	(222)	32	98

The table below presents the summarized financial information of Hastings as at December 31, 2016 and 2015 and for the year ended December 31, 2016 and for the seven months ended December 31, 2015:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	5,362	5,253
Current assets	2,251	2,333
Equity	5,676	5,397
Noncurrent liabilities	190	321
Current liabilities	1,747	1,868

Additional Information:
Cash and cash equivalents	1,128	1,151
Current financial liabilities*	500	500
Noncurrent financial liabilities*	–	–

*	Excluding trade, other payables and provisions.

	For the	For the Seven Months Ended
	Year Ended
	December 31,
	2016	December 31, 2015
Income Statements:		(in million pesos)
Revenues	2,394	1,594
Expenses	2,108	1,295
Depreciation and amortization	46	25
Interest income	18	10
Interest expense	19	11
Provision for income tax	102	86
Net income	371	266
Other comprehensive income	–	–
Total comprehensive income	371	266

The following tables present our share in the summarized financial information of our individually immaterial investments in associates in conformity with PFRS for equity investees in which we have significant influence as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014:

	2016	2015
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	1,905	1,843
Current assets	584	1,453
Equity	2,063	1,411
Noncurrent liabilities	278	1,247
Current liabilities	148	638

		2016	2015	2014
			(in million pesos)
Income Statements:
Revenues	1,960		2,059	4,707
Expenses	1,893		1,854	4,299
Other income (loss) – net	459		(124)	238
Net income	526		81	646
Other comprehensive income	–		–	–
Total comprehensive income	526		81	646

Dividends from our associates amounted to nil for the years ended December 31, 2016, 2015 and 2014.

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2016 and 2015.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the remaining 50% interest. On the same date, PLDT and Globe executed: (i) a SPA with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (parent company of New Century Telecoms, Inc.) and Brightshare (parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.

Consideration for the acquisition is Php52.8 billion representing the purchase price for the equity interest, assigned advances of previous owners to VTI, Bow Arken and Brightshare and Php17.2 billion assumed liabilities, through VTI, Bow Arken and Brightshare. The equity interest and assigned advances consideration amounting to Php52.8 billion will be paid in three tranches: 50% was paid upon signing of the SPAs on May 30, 2016, 25% was paid on December 1, 2016 and the final 25% is payable on May 30, 2017, subject to the fulfillment of certain conditions. The second and final payments are secured by irrevocable standby letters of credit. The SPAs contain a price adjustment mechanism wherein an adjustment to the assumed liabilities consideration and potential cash dividend declaration of one of the VTI subsidiaries will be agreed among PLDT, Globe and previous owners based on the results of confirmatory due diligence procedures jointly performed by PLDT and Globe after May 30, 2016. Pending the completion of the due diligence procedures, as at December 31, 2016, PLDT and Globe have advanced about Php2.6 billion to the acquired companies to cover for the payment of certain assumed liabilities and business as usual expenses. Discussion on the result of the due diligence procedures is ongoing as at March 7, 2017. See Note 28 – Financial Assets and Liabilities – Commercial Commitments.

PLDT and Globe caused the relevant subsidiaries of the acquired companies to relinquish certain radio frequencies in the 700 Megahertz, or MHz, 850MHz, 2500MHz and 3500MHz bands and return these radio frequencies to the government through the NTC. PLDT, Globe and Bell Telecommunications Philippines, Inc., or Belltel, a subsidiary of VTI, also requested for NTC’s approval of their co-use of certain frequency bands assigned to Belltel. Both the relinquishment/return of certain frequencies and separate co-use arrangements between Smart and Belltel and Globe and Belltel each covering specific frequencies assigned to Belltel have been approved by the NTC, which has regulatory and supervisory powers over the parties to the transactions and with mandate to ensure a healthy competitive environment in the telecommunications industry.

The fair values of the identifiable and intangible assets and liabilities of VTI, Bow Arken and Brightshare as at May 30, 2016 which have been provisionally determined, pending the finalization of the purchase price allocation, amounted to Php18,527 million. Preliminary goodwill calculated arising from the transaction amounted to Php34,317 million. PLDT’s share in the preliminary goodwill amounted to Php17,159 million.

The table below presents the summarized financial information of VTI as at December 31, 2016 and for the seven months ended December 31, 2016:

2016
(in million pesos)
Statements of Financial Position:
Noncurrent assets	4,069
Current assets	3,126
Deficit	(8,718)
Noncurrent liabilities	977
Current liabilities	14,936

Additional Information:
Cash and cash equivalents	2,182
Current financial liabilities*	–
Noncurrent financial liabilities*	–

*	Excluding trade, other payables and provisions.

For the Seven Months Ended December 31, 2016
(in million pesos)
Income Statements:
Revenues	1,189
Expenses	3,117
Depreciation and amortization	184
Other income – net	142
Provision for income tax	158
Net loss	(2,286)
Other comprehensive income	–
Total comprehensive loss	(2,286)

Notice of Transaction filed with the Philippine Competition Commission, or PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars. As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA. Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the Commission. Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA. Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to PCC, among others, copies of the SPAs for the Commission’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction. It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction), or the Petition, against the PCC. The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of the telecommunications business of SMC and performing any act which challenges or assails the “deemed approved” status of the transaction. On July 19, 2016, the 12th Division of the CA issued a Resolution directing the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted. On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction). On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA 12th Division issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the subject acquisition based on its Letters dated June 7, 2016 and June 17, 2016 during the effectivity hereof and until further orders are issued by the Court. On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution dated August 26, 2016. In a Resolution promulgated on October 19, 2016, the CA’s 12th Division: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice. Thereafter, with or without their respective memorandum, the instant cases are submitted for decision. On November 11, 2016, PLDT filed its Memorandum in compliance with the CA Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016 for lack of merit. In the same Resolution, the Court granted PLDT’s Urgent Motion for the Issuance of a gag order and ordered the PCC to remove the offending publication from its website and also to obey the sub judice rule and refrain from making any further public pronoucements regarding the transaction while the case remains pending. The Court also reminded the other parties, PLDT and Globe, to likewise observe the sub judice rule. For this purpose, the Court issued its gag order admonishing all the parties “to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court. The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene, and Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share. The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares. The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE. The voluntary delisting of LIB has been granted by the PSE effective November 21, 2016.

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA. Beacon was incorporated in the Philippines and organized with the sole purpose of holding the respective shareholdings in Meralco of PCEV and MPIC. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon. Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment. The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC. Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Boards of PCEV and MPIC.

PCEV accounts for its investment in Beacon as investment in joint venture since the OA establishes joint control over Beacon.

Beacon’s Capitalization

Beacon’s authorized capital stock of Php5,000 million consists of 3,000 million common             shares with a par value of Php1.00 per share and 2,000 million preferred shares with a par value of Php1.00 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,157 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 164 million Meralco shares at a price of Php150.00 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further discussed in “Transfer of Meralco Shares to Beacon” section below for further information.

PCEV likewise subscribed to 1,157 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154 million Meralco common shares at a price of Php150.00 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154 million and 164 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150.00 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154 million Meralco common shares to Beacon on May 12, 2010.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 69 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares at the same time. The transfers of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million and Php8,145 million on May 12, 2010 and October 25, 2011, respectively, for the difference between the transfer price of the Meralco             shares to Beacon and the carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

PCEV’s Additional Investment in Beacon Common Shares

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale Transactions to MPIC

(1)	Sale of PCEV’s Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV agreed to sell approximately 282 million of its Beacon preferred             shares to MPIC for total cash consideration of Php3,563 million. The sale was completed on June 29, 2012. Since Beacon preferred shares were sold to an entity not included in the PLDT Group, PCEV realized a portion of the deferred gain amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

(2)	Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into the following Share Purchase Agreements with MPIC:

	Number of	% of Meralco			Deferred Gain
Date	Shares Sold	Shareholdings Sold	Price Per Share	Total Price	Realized(1)
	(in millions)			(in millions)	(in millions)
June 24, 2014	56.35	5%	Php235.00	Php13,243	Php1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

On June 24, 2014, MPIC settled portion of the consideration amounting to Php3,000 million and the balance amounting to Php10,243 million was paid on February 27, 2015.

As part of the April 14, 2015 sale, MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, both of which were used by Beacon to partially settle its outstanding loans. MPIC paid Beacon the balance of Php8,487 million on July 29, 2016.

(3)	Sale of PCEV’s Beacon Shares to MPIC

On May 30, 2016, PCEV entered into a Share Purchase Agreement with MPIC to sell its 646 million shares of common stock and 458 million shares of preferred stock of Beacon, representing approximately 25% equity interest in Beacon to MPIC for a total consideration of Php26,200 million. MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the agreement and the balance of Php9,200 million will be paid in annual installments until June 2020. Consequently, PCEV realized a portion of the deferred gain amounting to Php4,962 million. After the sale, PCEV’s equity ownership in Beacon was reduced from 50% to 25%, while MPIC’s interest increased to 75%. MPIC agreed that for as long as: (i) PCEV owns at least 20% of the outstanding capital stock of Beacon; or (ii) the purchase price has not been fully paid by MPIC, PCEV shall retain the right to vote 50% of the outstanding capital stock of Beacon.

PCEV’s effective interest in Meralco, through Beacon, was reduced to 8.74% from 17.48%, while MPIC’s effective interest in Meralco, through its direct ownership in Meralco shares and through Beacon, increased to 41.22% from 32.48% as at December 31, 2016. There is no change in the aggregate joint interest of MPIC and Beacon in Meralco which remains at 49.96% as at December 31, 2016 and 2015.

Beacon owns 394 million Meralco common shares representing approximately 34.96% effective ownership in Meralco with a carrying value of Php84,815 million and market value of Php104,426 million based on quoted price of Php265 per share as at December 31, 2016.

The carrying value of PCEV’s investment in Beacon as at December 31, 2016 amounted to Php13,593 million, net of deferred gain of Php4,962 million, while the carrying value as at December 31, 2015 amounted to Php32,304 million, net of deferred gain of Php9,924 million.

PCEV’s Additional Investment in Beacon Class “B” Preferred Shares

On May 30, 2016, the Board of Directors of Beacon approved the increase in authorized capital stock of Beacon from Php5,000 million to Php6,000 million divided into 3,000 million common shares with a par value of Php1.00 per share, 2,000 million Class “A” preferred             shares with a par value of Php1.00 per share and 1,000 million new Class “B” preferred             shares with a par value of Php1.00 per share.

On the same date, PCEV subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million. MPIC likewise subscribed to 277 million Beacon Class “B” preferred shares for a total cash consideration of Php3,500 million.

The amount raised from the subscription was used to fund the subscription to shares of common stock of Global Business Power Corporation, or Global Power, through Beacon Powergen Holdings, Inc., or Beacon Powergen.

On August 10, 2016, the Philippine SEC approved the increase in Beacon’s authorized capital and issuance of a new class of preferred shares.

Class “B” preferred shares of Beacon are non-voting, not convertible to common shares or any             shares of Beacon of any class and have no pre-emptive rights to subscribe to any share or convertible debt, securities or warrants issued or sold by Beacon. The Class “B” preferred             shares are entitled to liquidation preference and yearly cumulative dividends at the rate of 6% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment will not violate any dividend restrictions imposed by Beacon’s bank creditors.

On September 9, 2016, the Board of Directors of Beacon approved the redemption of 198 million Class “B” preferred shares held by PCEV at an aggregate redemption price equal to the aggregate issue price of Php2,500 million. On the same date, Beacon also declared cash dividends on the said preferred shares amounting to Php21 million. The redemption price and cash dividend were paid on September 30, 2016. PCEV accounts for its subscription in Beacon’s Class “B” preferred shares as available-for-sale investments.

Beacon’s Acquisition of Global Power

On May 27, 2016, Beacon, through a wholly-owned subsidiary, Beacon Powergen, entered into a Share Purchase Agreement with GT Capital Holdings, Inc., to acquire an aggregate 56% of the issued share capital of Global Power for a total consideration of Php22,058 million. Beacon Powergen settled Php11,029 million upon closing and the balance via a vendor financing facility, which was replaced with a long-term bank debt in August 2016.

Global Power is the leading power supplier in Visayas region and Mindoro Island. In 2016, Global Power increased its combined gross maximum capacity to 854 megawatts, or MW, through a 150MW expansion project that is currently undergoing final acceptance. In Luzon, Global Power has 670MW expansion project that is still in the process of Engineering, Procurement and Construction selection.

Beacon Powergen’s investment in Global Power has a carrying value of Php21,892 million as at December 31, 2016.

Beacon’s Dividend Declaration

A summary of Beacon’s dividend declarations are shown below:

Date of Declaration	Date of Payment	Holders	Amount	Share of PCEV
			(in millions)
March 31, 2016	July 29, 2016	Class “A” Preferred	Php945	Php473
June 30, 2016	July 29, 2016	Class “A” Preferred	1,485	743
July 14, 2016	July 29, 2016	Common	6,056	3,028
August 12, 2016	August 30, 2016	Common	289	144
September 9, 2016	September 30, 2016	Class “B” Preferred	21	21

Total dividends declared as at December 31, 2016			Php8,796	Php4,409

February 26, 2015	February 27, 2015	Common	Php4,277	Php2,139
March 30, 2015	April 24, 2015	Class “A” Preferred	810	405

Total dividends declared as at December 31, 2015			Php5,087	Php2,544

PCEV’s share in the cash dividends for Class “A” preferred shares and common shares was deducted from the carrying value of the investment in joint venture, while PCEV’s share in the cash dividends for Class “B” preferred shares was recognized as dividend income.

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket entered into a JVA to further strengthen their existing partnership and to foster the development of internet-based businesses in the Philippines.  PLDT, through iCommerce, a subsidiary of Voyager’s eInnovations, and Asia Internet Holding S.à r.l., which is 50%-owned by Rocket, are shareholders in PHIH.

PHIH focuses on creating and developing online businesses in the Philippines, leveraging local market and business model insights, facilitating commercial, strategic and investment partnerships, enabling local recruiting and sourcing, and accelerating the rollout of online startups.

PLDT, through iCommerce, acquired a 33.33% equity interest in PHIH. iCommerce has the option to increase its equity interest to 50%. iCommerce became a shareholder of PHIH on October 14, 2015 and paid approximately €7.4 million on October 27, 2015 for the first installment. The carrying value of the investment in PHIH amounted to €29.6 million, or Php1,538 million, including subscription payable of €22.6 million, or Php1,176 million, and capitalized professional fees and other start-up costs for the investment in PHIH amounted to Php32 million.

eInnovations’ Investment in ECommerce Pay

On January 6, 2015, PLDT, through eInnovations, entered into a JVA with Rocket, pursuant to which the two parties agreed to form ECommerce Pay Holding S.à.r.l., or ECommerce Pay, of which each partner holds a 50% equity interest.  ECommerce Pay is a global joint venture company for payment services with a focus on emerging markets.

On July 30, 2015, eInnovations became a 50% shareholder of ECommerce Pay and invested €1.2 million in ECommerce Pay on August 11, 2015.

On February 3, 2016, eInnovations further contributed its subsidiary ePay, including the intellectual property, platforms and business operations of its mobile-first platform, PayMaya, as had been agreed in the JVA. Rocket contributed, among other things, its equity in Paymill Holding GmbH and Payleven Holding GmbH, which operated via its subsidiaries, payment platforms for high growth, small-and-medium sized e-commerce businesses.

Consequently, in February 2016, the ownership of ePay and its subsidiaries, or the ePay Group, was transferred from eInnovations to ECommerce Pay and PLDT ceased to recognize the ePay Group as its subsidiary.

Rocket and PLDT via eInnovations agreed to end the joint venture with control and all rights in ePay to be returned to eInnovations via a retransfer of the shares in ePay. In return, eInnovations agreed to give up its 50% ownership and all claims in connection with ECommerce Pay. On July 29, 2016, eInnovations exited ECommerce Pay and complete control of ePay, including the intellectual property, platforms and business operations of its mobile-first platform, PayMaya, was returned to eInnovations.

PLDT and Rocket have decided to unwind the joint venture to better focus on their respective areas of operation and current priorities. Both continue to explore areas of possible future collaboration.

Summarized Financial Information of Joint Ventures

The table below presents the summarized financial information of Beacon as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	96,610	87,831
Current assets	3,118	10,874
Equity	87,772	85,325
Noncurrent liabilities	10,664	12,149
Current liabilities	1,292	1,231

Additional Information:
Cash and cash equivalents	3,107	2,270
Current financial liabilities*	1,195	1,084
Noncurrent financial liabilities*	9,981	11,176

*	Excluding trade, other payables and provisions.

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Income Statements:
Revenues — equity share in net earnings	7,017	6,899		8,202
Expenses	7	9		3
Interest income	223	455		205
Interest expense	915	1,723		2,315
Net income	6,319	6,539		6,439
Other comprehensive income (loss)	442	(497)		18
Total comprehensive income	6,761	6,042		6,457

The following table presents the reconciliation between the share in Beacon’s equity and the carrying value of investment in Beacon as at December 31, 2016 and 2015:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Beacon’s equity	87,772	85,325
Outstanding Class “B” preferred shares and dividends paid on Class “B”	(4,462)	–

Beacon’s equity (excluding outstanding Class “B” preferred shares)	83,310	85,325
PCEV’s ownership interest	25%	50%

Share in net assets of Beacon	20,828	42,663
Purchase price allocation adjustments	(158)	(88)
Dividends in arrears	(1,957)	–
Deferred gain on transfer of Meralco shares	(4,962)	(9,924)
Others	(158)	(347)

Carrying amount of interest in Beacon	13,593	32,304

The table below presents our aggregate share in the statements of financial position of our individually immaterial investments in joint ventures as at December 31, 2016 and 2015:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	–	157
Current assets	378	380
Equity	377	528
Noncurrent liabilities	–	–
Current liabilities	1	9

The table below presents our aggregate share in the income statements of our other investments in joint ventures for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	(Unaudited)	(Audited)
		(in million pesos)
Income Statements:
Revenues	–	–	–
Expenses	1	9	–
Other expenses – net	163	–	–
Net income (loss)	(164)	9	–
Other comprehensive income	–	–	–
Total comprehensive income (loss)	(164)	9	–

Our aggregate share in the revenues, expenses, other expenses – net, net loss, other comprehensive income, and total comprehensive loss of our other investments in joint ventures for the years ended December 31, 2016, 2015 and 2014 are considered immaterial in relation to our consolidated financial statements.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2016 and 2015.

11. Available-for-Sale Financial Investments

Investment of PLDT Online in iFlix Limited, or iFlix

On April 23, 2015, PLDT Online subscribed to a convertible note of iFlix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015. iFlix will use the funds to continue roll out of the iFlix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible notes held by PLDT Online were converted into 20.7 million ordinary shares of iFlix after it completed a new round of funding led by Sky Plc, Europe’s leading entertainment company and the Indonesian company, Emtek Group, through its subsidiary, PT Surya Citra Media Tbk, or SCMA. PLDT Online’s shares account for the 7.6% of the total equity stock of iFlix.

Investment of PLDT Capital in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation. Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology. Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and is entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016. PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

Investment of PLDT Online in Rocket

On August 7, 2014, PLDT and Rocket entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets. Rocket provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China. Rocket’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe. Financial technology and payments comprise Rocket’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket as at August 2014. These new shares are of the same class and bear the same rights as the Rocket shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” Our ownership stake in Rocket after the IPO was reduced to 6.6%. In February 2015, due to additional issuances of shares by Rocket, our ownership percentage in Rocket was further reduced to 6.1% as at December 31, 2016 and 2015. Total costs directly attributable to the acquisition of Rocket shares and recognized as part of the cost of investment amounted to Php134 million.

Further details on investment in Rocket are as follows:

	2016	2015	2014
	(Unaudited)	(Audited)
Total market value as at beginning of the year (in million pesos)	14,587	27,855	19,711
Closing price per share at year-end (in Euros)	19.13	28.24	51.39
Total market value as at year-end (in million Euros)	193	285	519
Total market value as at end of the year (in million pesos) (Note 3)	10,058	14,587	27,855
Recognized in other comprehensive income (loss) (in million pesos)	852	(8,144)	8,144
Recognized in profit or loss (in million pesos) (Notes 3, 4 and 5)	(5,381)	(5,124)	–
Net gains (losses) from changes in fair value recognized during the year (in million pesos)	(4,529)	(13,268)	8,144

Based on our judgment, the decline in fair value of our investment in Rocket to Php14,587 million as at December 31, 2015 is considered significant as the cumulative net losses from changes in fair value amounting to Php5,124 million represents 26% decline in value below cost. As a result, we recognized in our consolidated income statement an impairment of our investment in Rocket amounting to Php5,124 million for the year ended December 31, 2015. We recognized additional impairment loss of Php5,381 million as the fair value of Rocket further declined to Php9,206 million for the six months ended June 30, 2016. We recognized an unrealized gain of Php852 million in the “Net gains (losses) on available-for-sale financial investments” account in our consolidated other comprehensive income for the six months ended December 31, 2016 due to slight recovery of Rocket’s fair value to Php10,058 million as at December 31, 2016. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of available-for-sale equity investments.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange. RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

As at March 6, 2017, closing price of Rocket is €17.25 per share resulting to total market value of PLDT’s stake in Rocket of €174 million, or Php9,282 million.

12. Investment in Debt Securities and Other Long-term Investments

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
Security Bank Corporation, or Security Bank, Time Deposits	348	330
PSALM Bonds	202	207
GT Capital Bond	150	150
Beta’s preferred shares (Note 10)	–	265
National Power Corporation, or NAPOCOR, Bond	–	51
	700	1,003
Less current portion (Note 28)	326	51

Noncurrent portion (Note 28)	374	952

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4.00%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$188 thousand, or Php8.9 million, US$187 thousand, or Php8.6 million and US$187 thousand, or Php8 million, for the years ended December 31, 2016, 2015 and 2014, respectively. The carrying value of this investment amounted to Php248 million and Php236 million as at December 31, 2016 and 2015, respectively.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank maturing on May 31, 2018 at a gross coupon rate of 3.5%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income, net of withholding tax, recognized on this investment amounted to US$66 thousand, or Php3.1 million, for the year ended December 31, 2016 and US$66 thousand, or Php3 million each for the years ended December 31, 2015 and 2014. The carrying value of this investment amounted to Php99.5 million and Php94 million as at December 31, 2016 and 2015, respectively.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million maturing on April 22, 2017 with yield-to-maturity at 4.25% gross. The bond has a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php7.3 million, Php7.2 million and Php7 million for the years ended December 31, 2016, 2015 and 2014, respectively. The carrying value of this investment amounted to Php202 million and Php207 million as at December 31, 2016 and 2015, respectively.

In August 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php100 million with yield-to-maturity at 3.25% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php827 thousand and Php2.6 million for the years ended December 31, 2015 and 2014, respectively. This investment matured on April 22, 2015.

In January 2014, Smart purchased, at a premium, additional PSALM Bonds with face value of Php60 million with yield-to-maturity at 3.00% gross. The bond has a gross coupon rate of 6.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php289 thousand and Php1.6 million for the years ended December 31, 2015 and 2014, respectively. This investment matured on April 22, 2015.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020. The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on this investment amounted to Php5.8 million each for the years ended December 31, 2016, 2015 and 2014. The carrying value of this investment amounted to Php150 million each as at December 31, 2016 and 2015.

Investment in Beta’s Preferred Shares

See Note 10 – Investments in Associates and Joint Ventures – Investment of PGIC in Beta for the detailed discussion of our investment.

NAPOCOR Bond

In March 2014, Smart purchased, at a premium, a NAPOCOR Bond with face value of Php50 million with yield-to-maturity at 4.22% gross. The bond has a gross coupon rate of 7.34% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php1.8 million each for the years ended December 31, 2016 and 2015, and Php1 million for the year ended December 31, 2014. This investment matured on December 19, 2016.

Home Development Mutual Fund, or HDMF Bonds

In June 2014, Smart purchased, at a premium, HDMF Bonds with face value of Php100 million with yield-to-maturity at 2.75% gross. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis, and was recognized as held-to-maturity investment. This investment is a tax-exempt bond. Premium is amortized using the EIR method. Interest income recognized on this investment amounted to Php468 thousand and Php1 million for the years ended December 31, 2015 and 2014, respectively. This investment matured on March 12, 2015.

Philippine Retail Treasury Bond, or Philippine RTB

In January 2014, Smart purchased, at a premium, a Philippine RTB with face value of Php32 million with yield-to-maturity at 2.38% gross. The bond has a gross coupon rate of 5.88% payable on a quarterly basis, and was recognized as held-to-maturity investment. Premium is amortized using the EIR method. Interest income, net of withholding tax, recognized on this investment amounted to Php303 thousand and Php684 thousand for the years ended December 31, 2015 and 2014, respectively. This investment matured on August 19, 2015.

13. Investment Properties

Changes in investment properties account for the years ended December 31, 2016 and 2015 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
December 31, 2016 (Unaudited)
Balance at beginning of the year (Note 4)	1,496	9	320	1,825
Transfers from property and equipment	65	–	1	66
Additions	6	–	–	6
Net losses from fair value adjustments charged to profit or loss	–	(1)	(6)	(7)

Balance at end of the year (Note 4)	1,567	8	315	1,890

December 31, 2015 (Audited)
Balance at beginning of the year	1,479	10	327	1,816
Net gains (losses) from fair value adjustments charged to profit or loss	18	(1)	(7)	10
Disposals	(6)	–	–	(6)
Transfers from property and equipment	5	–	–	5

Balance at end of the year (Note 4)	1,496	9	320	1,825

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php13 to Php140 thousand. The valuation for building and land improvements were based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php23 million, Php29 million and Php53 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy. There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14. Business Combination

2015 Acquisition

Takatack Holdings’ Acquisition of Takatack Technologies

On August 6, 2015, Voyager, through Takatack Holdings acquired a 100% equity interest in Takatack Technologies for a total cash consideration of US$5 million, or Php228 million, of which US$3 million, or Php137 million, was paid in August 2015 and US$2 million, or Php91 million, is payable in 12 quarterly installments, subject to satisfaction of certain conditions. The acquisition is consistent with the PLDT Group’s focus to build Voyager into a digital economy platforms-enabler, allowing it to build its digital commerce business in the Philippines and other emerging markets. Takatack Technologies is a Singapore-based company behind the online store, TackThis!, a cloud-based e-commerce platform operating on software as a service model that enables companies to easily set-up and showcase their businesses on various online platforms.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition. The corresponding carrying amounts immediately before the acquisition are as follows:

			Fair Values
	Previous Carrying Values		Recognized on Acquisition
	In S.G. Dollar	In Php(1)	In S.G. Dollar	In Php(1)
		(in millions)
Assets:
Property and equipment (Note 9)	–	0.3	–	0.3
Intangibles	–	–	0.8	25.9
Cash and cash equivalents	0.1	2.7	0.1	2.7
Trade receivables	0.1	5.1	0.1	5.1
Prepayments and other current assets	–	0.1	–	0.1

	0.2	8.2	1.0	34.1

Liabilities:
Accounts payable and other liabilities	0.1	4.6	0.1	4.6
Deferred income tax liability	–	–	0.1	4.4
	0.1	4.6	0.2	9.0
Total identifiable net assets acquired	0.1	3.6	0.8	25.1
Goodwill from the acquisition (Note 15)			5.9	195.5

Purchase consideration transferred			6.7	220.6

Cash paid			4.1	137.3
Accounts payable – others			2.5	83.3

			6.6	220.6

Cash flow from investing activity:
Cash paid			4.1	137.3
Cash acquired			(0.1)	(2.7)

			4.0	134.6

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php33.08 to SGD1.00.

The transactions resulted in a Php196 million goodwill pertaining to the projected global rollout of the
e-commerce business. See Note 15 – Goodwill and Intangible Assets – Impairment of Goodwill.

Our consolidated revenues would have increased by Php2 million and net income would have decreased by Php5 million for the year ended December 31, 2015 had the acquisition of Takatack Technologies actually taken place on January 1, 2015.

15. Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2016 and 2015 are as follows:

	Intangible Assets with Indefinite											Total
	Life		Intangible Assets with Finite Life									Intangible Assets	Total		Total Goodwill and
												with
	Trademark		Franchise		Customer List		Spectrum		Licenses	Others		Finite Life	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2016 (Unaudited)
Costs:
Balance at beginning of the year	4,505	3,016		4,726		1,205		1,079		1,189	11,215		15,720	63,092	78,812
Additions	–	–		–		–		–		175	175		175	–	175
Business combinations (Note (14)	–	–		–		–		–		–	–		–	(34)	(34)
Translation and other adjustments	–	–		–		–		–		15	15		15	–	15
Balance at end of the year	4,505	3,016		4,726		1,205		1,079		1,379	11,405		15,910	63,058	78,968

Accumulated amortization and impairment:
Balance at beginning of the year	–	775		2,258		911		924		1,128	5,996		5,996	699	6,695
Amortization during the year (Note 3)	–	186		511		80		113		39	929		929	–	929
Impairment during the year (Note 5)	–	–		–		–		–		58	58		58	980	1,038
Translation and other adjustments	–	–		–		–		–		26	26		26	–	26

Balance at end of the year	–	961		2,769		991		1,037		1,251	7,009		7,009	1,679	8,688

Net balance at end of the year (Note 3)	4,505	2,055		1,957		214		42		128	4,396		8,901	61,379	70,280

Estimated useful lives (in years)	–	16		2 – 9		15		18		1 – 10	–		–	–	–
Remaining useful lives (in years)	–	11		2 – 4		3		6		5 – 10	–		–	–	–

December 31, 2015 (Audited)
Costs:
Balance at beginning of the year	4,505	3,016		4,726		1,205		972		1,177	11,096		15,601	62,863	78,464
Business combinations (Note 14)	–	–		–		–		–		–	–		–	229	229
Additions	–	–		–		–		107		15	122		122	–	122
Translation and other adjustments	–	–		–		–		–		(3)	(3)		(3)	–	(3)
Balance at end of the year	4,505	3,016		4,726		1,205		1,079		1,189	11,215		15,720	63,092	78,812

Accumulated amortization and impairment:
Balance at beginning of the year	–	589		1,748		830		645		1,111	4,923		4,923	699	5,622
Amortization during the year (Note 3)	–	186		510		81		279		20	1,076		1,076	–	1,076
Translation and other adjustments	–	–		–		–		–		(3)	(3)		(3)	–	(3)
Balance at end of the year	–	775		2,258		911		924		1,128	5,996		5,996	699	6,695

Net balance at end of the year (Note 3)	4,505	2,241		2,468		294		155		61	5,219		9,724	62,393	72,117

Estimated useful lives (in years)	–	16		9		15		2 – 18		1 – 10	–		–	–	–
Remaining useful lives (in years)	–	12		5		4		1 – 7		2 – 4	–		–	–	–

The consolidated goodwill and intangible assets of our reportable segments as at December 31, 2016 and 2015 are as follows:

	2016 (Unaudited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Franchise	2,055	–	2,055
Customer list	1,957	–	1,957
Spectrum	214	–	214
Licenses	42	–	42
Others	128	–	128
Total intangible assets	8,901	–	8,901
Goodwill	56,571	4,808	61,379

Total goodwill and intangible assets (Note 3)	65,472	4,808	70,280

	2015 (Audited)
	Wireless	Fixed Line	Total
		(in million pesos)
Trademark	4,505	–	4,505
Customer list	2,468	–	2,468
Franchise	2,241	–	2,241
Spectrum	294	–	294
Licenses	155	–	155
Others	61	–	61
Total intangible assets	9,724	–	9,724
Goodwill	57,585	4,808	62,393

Total goodwill and intangible assets (Note 3)	67,309	4,808	72,117

Intangible Assets

Intangible assets with indefinite life as at December 31, 2016 and 2015 pertains to PLDT’s acquisition of Digitel in 2011 relating to the “Sun Cellular” trademark of DMPI. Management intends to continue the “Sun Cellular” as a brand that will cater to a different market segment. As such, the trademark relating to the “Sun Cellular” is viewed to have an indefinite useful life.

Smart’s licensing agreements with various music companies, granting Smart a right to sell the digital products of the music companies such as downloading and streaming of digital audio and video, were capitalized as intangible assets and amortized accordingly. Subsequent renewal of the licenses in 2016 was charged to cost of content in our consolidated income statement.

In August 2015, Smart entered into an asset purchase agreement with Wifi Nation Philippines, Inc., or Wifi Nation, for a total consideration of Php15 million. Under the terms of the agreement, Smart acquired the assigned assets of Wifi Nation such as all its rights, titles and interests in its technology platform, patents, patent applications, contracts, intellectual property rights, and the business and trade name “Wifi Nation”.

Being the digital innovations subsidiaries of Smart, PayMaya and Voyager continuously improve their existing products and services through regular technological development and upgrades of their platforms. Accumulated costs related to such technical activities are capitalized as intangible assets.

The consolidated future amortization of intangible assets with finite life as at December 31, 2016 is as follows:

Year	(in million pesos)
2017	817
2018	817
2019	788
2020	644
2021 and onwards	5,835

(Note 3)	8,901

Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at December 31, 2016, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of Takatack Technologies in 2015, PLDT’s additional investment in PG1 in 2014, Smart’s acquisition of WiFun in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, Smart’s acquisition of CURE in 2008, and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill and intangible assets was applied to the fixed line and wireless asset group, respectively, which represent the lowest level within our business at which we monitor goodwill.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed and wireless companies within the Group, management deems that the wireless and fixed line units are considered CGU.

In 2015, subsequent to the decision of Management to consolidate the various digital businesses under Voyager, the Voyager unit has been considered as a CGU separate from the wireless unit. See Note 2 – Consolidation of Various Digital Businesses of Smart under Voyager.

The wireless, fixed line and Voyager units are the lowest CGU to which goodwill is to be allocated given that the fixed, wireless and Voyager operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Voyager unit is still within the wireless operating segment for purposes of management reporting and monitoring.

The recoverable amount of the wireless and fixed line CGUs had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2017 to 2019.  The pre-tax discount rate applied to cash flow projections is 10.8% and 10.5% for the wireless and fixed line CGUs, respectively.  Cash flows beyond the three-year period are determined using a 3.0% growth rate for the wireless and fixed line CGUs, which is the same as the long-term average growth rate for the telecommunications industry. On the other hand, the recoverable amount of the Voyager unit had been determined using the enterprise value approach, with certain variable adjustments.

Based on the assessment of the value-in-use of the wireless and fixed line CGUs, the recoverable amount of the wireless and fixed line CGUs exceeded their carrying amounts, hence, no impairment was recognized as at December 31, 2016 and 2015 in relation to goodwill.

In December 2016, based on the assessment of the Voyager unit CGU’s recoverable amount compared with the carrying amount of the Voyager unit net assets, we have recognized total impairment loss amounting to Php1,038 million. See Note 5 – Income and Expenses and Note 14 – Business Combinations.

16. Cash and Cash Equivalents

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 28)	6,384	7,352
Temporary cash investments (Note 28)	32,338	39,103

	38,722	46,455

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 28 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php582 million, Php579 million and Php476 million for the years ended December 31, 2016, 2015 and 2014, respectively.

17. Trade and Other Receivables

As at December 31, 2016 and 2015, this account consists of receivables from:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 28)	20,290	19,750
Corporate subscribers (Notes 25 and 28)	9,333	9,263
Foreign administrations (Note 28)	5,819	5,514
Domestic carriers (Notes 25 and 28)	354	540
Dealers, agents and others (Notes 25 and 28)	7,428	5,752

	43,224	40,819
Less allowance for doubtful accounts (Notes 3, 5 and 28)	18,788	15,921

	24,436	24,898

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances from affiliates.

Trade receivables are non-interest-bearing and are generally with settlement term of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 25 – Related Party Transactions.

See Note 25 – Related Party Transactions for the summary of transactions with related parties and Note 28 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
December 31, 2016 (Unaudited)
Balance at beginning of the year	15,921	9,540	4,451	315	86	1,529
Provisions (reversals) and other adjustments	5,305	4,843	(71)	359	60	114
Write-offs	(2,438)	(1,795)	(553)	(46)	(12)	(32)
Balance at end of the year	18,788	12,588	3,827	628	134	1,611

Individual impairment	8,584	2,529	3,827	609	134	1,485
Collective impairment	10,204	10,059	–	19	–	126

	18,788	12,588	3,827	628	134	1,611

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,584	2,529	3,827	609	134	1,485

December 31, 2015 (Audited)
Balance at beginning of the year	15,571	8,133	4,326	548	93	2,471
Provisions (reversals) and other adjustments	3,043	2,920	297	(233)	4	55
Write-offs	(2,693)	(2,505)	(172)	–	(11)	(5)
Reclassifications	–	992	–	–	–	(992)
Balance at end of the year	15,921	9,540	4,451	315	86	1,529

Individual impairment	8,593	2,677	4,121	306	86	1,403
Collective impairment	7,328	6,863	330	9	–	126

	15,921	9,540	4,451	315	86	1,529

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,593	2,677	4,121	306	86	1,403

18. Inventories and Supplies

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	2,828	3,253
At cost	4,584	3,721
Spare parts and supplies:
At net realizable value	576	539
At cost	948	835
Others:
At net realizable value	340	822
At cost	829	975

Total inventories and supplies at the lower of cost or net realizable value	3,744	4,614

The cost of inventories and supplies recognized as expense for the years ended December 31, 2016, 2015 and 2014 are as follows:

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Cost of sales	15,965	15,525		13,077
Write-down of inventories and supplies (Note 5)	1,941	511		179
Repairs and maintenance	596	643		575
	18,502	16,679		13,831

Changes in the allowance for inventory obsolescence for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the year	917	913
Provisions (Note 5)	1,941	511
Write-off and others	(241)	(507)
Balance at end of the year	2,617	917

19. Prepayments

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes (Note 7)	11,476	5,949
Prepaid fees and licenses	1,194	856
Prepaid selling and promotions (Note 25)	494	881
Prepaid rent (Note 3)	433	468
Prepaid benefit costs (Notes 3 and 26)	261	306
Prepaid repairs and maintenance	232	126
Prepaid insurance (Note 25)	105	145
Other prepayments (Note 25)	531	542

	14,726	9,273
Less current portion of prepayments	7,670	5,798

Noncurrent portion of prepayments	7,056	3,475

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 26 – Employee Benefits.

20. Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

The changes in PLDT’s capital account are the redemption of 370 shares of Series II 10% Cumulative Convertible Preferred Stock and the issuance of 870 shares or Php8,700 of Series JJ 10% Cumulative Convertible Preferred Stock for the years ended December 31, 2016 and 2015, respectively.

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the PLDT Subscriber Investment Plan, or SIP.

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the SIP. On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2010, the Board of Directors designated 100,000 shares of Non-Voting Serial Preferred Stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012, pursuant to the SIP.

The Series II, JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock. The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series II, JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and
(b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any             shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at December 31, 2016. See Note 1 – Corporate Information and
Note 27 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such             shares were redeemed and retired effective on January 19, 2012. In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT has set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all shall shares were redeemed and retired effective August 30, 2012. In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to FF Shares. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022. After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to GG Shares. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014. In accordance with the terms and conditions of Series HH Shares issued in 2008, the holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2007. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024. After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding             shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective on May 11, 2016. In accordance with the terms and conditions of Series II Shares, the holder of Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2008. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026. After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series AA to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

Total amounts of Php23 million, Php15 million and Php30 million were withdrawn from the Trust Account, representing total payments on redemption for the years ended December 31, 2016, 2015 and 2014, respectively. The balances of the Trust Account of Php7,883 million and Php7,906 million were presented as part of the “Current portion of advances and other noncurrent assets” and the related redemption liability of the same amount were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at December 31, 2016 and 2015, respectively. See Note 24 – Accrued Expenses and Other Current Liabilities and Note 28 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series JJ and KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388.00 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2016 and 2015.

Dividends Declared

Our dividends declared for the years ended December 31, 2016, 2015 and 2014 are detailed as follows:

December 31, 2016 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series II (Final Dividends)	April 12, 2016	February 10, 2016	May 11, 2016	0.0027/day	–
Series JJ	May 3, 2016	June 2, 2016	June 30, 2016	1.00	–

					–

Cumulative Non-Convertible
Redeemable Preferred Stock
Series IV*	January 26, 2016	February 24, 2016	March 15, 2016	–	12
	May 3, 2016	May 24, 2016	June 15, 2016	–	12
	August 2, 2016	August 18, 2016	September 15, 2016	–	12
	November 14, 2016	November 28, 2016	December 15, 2016	–	12

					48

Voting Preferred Stock	February 29, 2016	March 30, 2016	April 15, 2016	–	3
	June 14, 2016	June 30, 2016	July 15, 2016	–	3
	August 30, 2016	September 20, 2016	October 15, 2016	–	2
	December 6, 2016	December 20, 2016	January 15, 2017	–	3

					11
Common Stock
Regular Dividend	February 29, 2016	March 14, 2016	April 1, 2016	57.00	12,315
	August 2, 2016	August 16, 2016	September 1, 2016	49.00	10,587

					22,902
Charged to retained earnings					22,961

*	Dividends were declared based on total amount paid up.

December 31, 2015 (Audited)

                                                            Date                                                 Amount

               Class                    Approved             Record              Payable                                 Per Share        Total

                                                                                                 (in million pesos, except per share amounts)

   10% Cumulative Convertible
   Preferred Stock

  Series II                           May 5, 2015         May 19, 2015         May 30, 2015                                1.00                 –
-----------                      ----------------   ------------------   ------------------   ---------------------------------   ---------------

   Cumulative Non-Convertible
   Redeemable Preferred Stock

  Series IV*                     January 27, 2015    February 26, 2015       March 15, 2015                                   –                12

                                      May 5, 2015         May 26, 2015        June 15, 2015                                   –                12

                                   August 4, 2015      August 20, 2015   September 15, 2015                                   –                13

                                 November 3, 2015    November 20, 2015    December 15, 2015                                   –                12
                                 ----------------   ------------------   ------------------   ---------------------------------   ---------------

                                                                                                                                               49

   Voting Preferred Stock                 March 3, 2015          March 19, 2015          April 15, 2015                                      –                    2

                                     June 9, 2015        June 26, 2015        July 15, 2015                                   –                 3

                                  August 25, 2015   September 15, 2015     October 15, 2015                                   –                 2

                                 December 1, 2015    December 18, 2015     January 15, 2016                                   –                 3

                                                                                                                                               10

   Common Stock

  Regular Dividend                  March 3, 2015       March 17, 2015       April 16, 2015                               61.00            13,179

                                   August 4, 2015      August 27, 2015                   September 25, 2015**             65.00            14,044

  Special Dividend                  March 3, 2015       March 17, 2015       April 16, 2015                               26.00             5,618

                                                                                                                                           32,841
                                                                                                                                  ---------------

     Charged to retained earnings                                                                                                                32,900
------------------------------                                                                                                    ---------------

*	Dividends were declared based on total amount paid up.

**	Payment was moved to September 28, 2015 in view of Proclamation No. 1128, Series of 2015, dated September 15, 2015, declaring September 25, 2015 a regular holiday.

December 31, 2014 (Audited)

		Date			Amount
Class		Approved	Record	Payable	Per Share	Total
					(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock	10% Cumulative Convertible		Preferred Stock
Series HH (Final Dividends)		April 1, 2014	February 14, 2014	May 16, 2014	0.0027/day	–
Series II		April 1, 2014	April 30, 2014	May 30, 2014	1.00	–

						–

Cumulative Non-Convertible		Redeemable Preferred Stock
Series IV*		January 28, 2014	February 27, 2014	March 15, 2014	–	12
		May 6, 2014	May 27, 2014	June 15, 2014	–	12
		August 5, 2014	August 20, 2014	September 15, 2014	–	13
		November 4, 2014	November 20, 2014	December 15, 2014	–	12

						49
Voting Preferred Stock		March 4, 2014	March 20, 2014	April 15, 2014	–	3
		June 10, 2014	June 27, 2014	July 15, 2014	–	3
		September 30, 2014	October 15, 2014	October 15, 2014	–	2
		December 2, 2014	December 19, 2014	January 15, 2015	–	2

						10
Common Stock
Regular Dividend		March 4, 2014	March 18, 2014	April 16, 2014	62.00	13,395
		August 5, 2014	August 28, 2014	September 26, 2014	69.00	14,908
Special Dividend		March 4, 2014	March 18, 2014	April 16, 2014	54.00	11,667
						39,970

Charged to retained earnings						40,029

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2016 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	February 7, 2017	February 24, 2017	March 15, 2017	–	12

Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	–	2

Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,050

Charge to retained earnings					6,064

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our consolidated retained earnings available for dividend declaration as at December 31, 2016:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2015 (Audited)	6,195
Effect of PAS 27 Adjustments and other adjustments	11,188

Parent Company’s unappropriated retained earnings at beginning of the year	17,383
Less: Cumulative unrealized income – net of tax:
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(523)
Fair value adjustments of investment property resulting to gain	(862)
Fair value adjustments (mark-to-market gains)	(2,260)

Parent Company’s unappropriated retained earnings available for dividends as at January 1, 2015	13,738

Parent Company’s net income attributable to equity holders of PLDT for the year	29,841
Less: Fair value adjustment of investment property resulting to gain	(11)
Fair value adjustments (mark-to-market gains)	(662)

29,168

Less: Cash dividends declared during the year
Preferred stock (Note 8)	(59)
Common stock	(22,902)
Charged to retained earnings	(22,961)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2016 (Unaudited)	19,945

As at December 31, 2016, our consolidated unappropriated retained earnings amounted to Php3,483 million while the Parent Company’s unappropriated retained earnings amounted to Php24,261 million. The difference of Php20,778 million pertains to the effect of PAS 27 in our investments in subsidiaries, associates and joint ventures accounted for under the equity method.

21. Interest-bearing Financial Liabilities

As at December 31, 2016 and 2015, this account consists of the following:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 28)	151,759	143,982
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 28)	33,273	16,910
Obligations under finance leases maturing within one year (Note 28)	–	1
	185,032	160,893

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php631 million and Php676 million as at December 31, 2016 and 2015, respectively. See Note 28 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the years ended December 31, 2016 and 2015.

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the year	676	511
Additions during the year	185	396
Accretion during the year included as part of Financing costs – net (Note 5)	(230)	(231)
Unamortized debt discount at end of the year (Note 28)	631	676

Long-term Debt

As at December 31, 2016 and 2015, long-term debt consists of:

Description	Interest Rates	2016 (Unaudited)			2015 (Audited)
				(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% to 1.9000% and US$ LIBOR + 0.3000% in 2016 and 1.4100% to 1.9000% and US$LIBOR + 0.3000% to 0.3500% in 2015	US$	31	Php1,533	US$	62	Php2,911
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 1.0000% to 1.8000% in 2016 and US$ LIBOR + 0.5500% to 1.8000% in 2015	–		–	53		2,484
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2016 and 2015		–	–		32	1,528
			31	1,533		147	6,923

Fixed Rate Notes	8.3500% in 2016 and 2015		228	11,362		228	10,733
Term Loans:
GSM Network Expansion Facilities	US$ LIBOR + 0.8500% to 1.1125% in 2016 and 2015	5		276	36		1,722
Others	2.8850% and US$ LIBOR + 0.7900% to		905	45,021		1,024	48,242
	1.6000% in 2016 and US$ LIBOR +
	0.7900% to 1.9000% in 2015
		US$	1,169	Php58,192	US$	1,435	Php67,620

Philippine Peso Debts:
Corporate Notes	5.3300% to 6.2600% in 2016 and 2015			Php21,105			Php21,320
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2016 and 2015			14,902			14,883
Term Loans:
Unsecured Term Loans	3.9000% to 5.6400%; BSP overnight rate - 0.3500% to BSP overnight rate and PDST-R2 + 1.00% in 2016 and 4.4850% to 5.7895% BSP overnight rate – 0.3500% to BSP overnight rate in 2015			90,833			57,069
				126,840			93,272

Total long-term debt (Note 28)				185,032			160,892
Less portion maturing within one year (Note 28)				33,273			16,910

Noncurrent portion of long-term debt (Note 28)				Php151,759			Php143,982

The scheduled maturities of our unaudited consolidated outstanding long-term debt at nominal values as at December 31, 2016 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
		(in millions)
2017	496	24,672	8,802	33,474
2018	258	12,874	1,908	14,782
2019	110	5,472	14,341	19,813
2020	210	10,469	8,509	18,978
2021	45	2,259	19,649	21,908
2022 and onwards	56	2,756	73,952	76,708

(Note 28)	1,175	58,502	127,161	185,663

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at December 31, 2016 and 2015:

			Terms				Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	2	0 1 6	2	0	1	5
									(Unaudited)		(Audited)
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$18.7M(1)	April 4, 2006	Nordea Bank AB (publ), or Nordea Bank	18 equal semi-annual	April 30, 2015	Various dates in 2006-2007	US$18.7	US$–	April 30, 2015	US$–	Php–	US$–		Php–
DMPI
US$59.2M(2)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 30, 2017	Various dates in 2008-2009	59.1	0.1	–	3	168	10		477
DMPI
US$51.2M(3)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009	51.1	0.1	–	3	146	9		415
Smart
US$49M(4) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B:	June 10, 2011	Nordea Bank, subsequently assigned to SEK on July 5, 2011	10 equal semi-annual	Tranche A1 and B: December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013	49.0	–	–	5(*)	233(*)	14(*)		674(*)
US$1M
Smart
US$45.6M(4) Tranche A1: US$25M; Tranche A2: US$19M;	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2:	Various dates in 2013-2014	45.6	–	–	20(*)	986(*)	29(*)		1,345(*)
Tranche B1: US$0.9M; Tranche B2:			delivery date	April 15, 2019
US$0.7M

									US$31	Php1,533	US$62		Php2,911

(*) Amounts are net of unamortized discount and/or debt issuance cost.
(1) The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

(2) (3) (4)
The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project.
The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao.
The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

			Terms					Cancelled			Outstanding Amounts
Loan Amount	Date of Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount		Undrawn Amount		Paid in full on	2	0 1 6	2		0	1	5
											(Unaudited)		(Audited)
						(in millions)						(in millions)
Sinosure
DMPI
US$21M(1)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in	US$	20.8	US$	0.2	May 22, 2015	US$–	Php–	US$	–	Php–
					2008
DMPI
US$12.1M(2)	May 24, 2007	ING Bank	14 equal semi-annual	May 24, 2015	Various dates in		12.1		–	May 22, 2015	–	–		–	–
					2008
DMPI
US$23.8M(3)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in		23.8		–	March 1, 2016	–	–		3	160
					2008-2009
DMPI
US$5.5M(4)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in		5.5		–	March 1, 2016	–	–		1	37
					2008-2009
DMPI
US$4.9M(5)	November 10, 2008	ING Bank	14 equal semi-annual	September 1, 2016	Various dates in		4.9		–	March 1, 2016	–	–		1	33
					2008-2009
DMPI
US$50M(6)	December 16, 2009	China Citic Bank	14 equal semi-annual	December 17, 2017	Various dates in		48.0		2.0	June 16, 2016	–	–		14	639
		Corporation Ltd., subsequently assigned to ING Bank on December 9, 2011			2010
DMPI
US$117M(7)	September 15, 2010	China Development	15 equal semi-annual	April 10, 2018	Various dates in		116.3		1.0	April 11, 2016	–	–		34	1,615
		Bank and The Hong Kong and Shanghai Banking Corporation Limited			2011

											–	–		53	2,484

EKN and SEK, the Export Credit Agency of
Sweden
DMPI
US$96.6M(8)	April 28, 2009	Nordea Bank and ING	17 equal semi-annual	Tranche 1: February	Various dates in	US$	96.6	US$	–	Tranche 1: August	US$–	Php–	US$	32	Php1,528
		Bank		28, 2018; Tranche 2:	2009-2011					30, 2016; Tranche 2:
				November 30, 2018						May 30, 2016

(1) The purpose of this loan is to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project.

(2) The purpose of this loan is to finance the equipment for the Phase 6 NCR Expansion Project.

(3) The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Core Expansion Project.

(4) The purpose of this loan is to finance the equipment and service contracts for the supply of 3G network in NCR.

(5) The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project.

(6) The purpose of this loan is to finance the equipment, software and related materials for the Phase 2 3G Expansion, transmission for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects.

(7) The purpose of this loan is to finance the purchase of equipment and related materials for the expansion of Phase 8A and 8B Core and IN Network Expansion; Phase 8B NCR and SLZ BSS Network Expansion Project and Phase 3 3G Network Roll-out Project. US$20 million was partially prepaid on April 10, 2013 and the remaining balance is now payable over five years in 10 semi-annual installments, with final installment on April 10, 2018.

(8) The purpose of this loan is to finance the supply of GSM mobile telephone equipment and related services.

			Terms				Cancelled		Outstanding Amounts
Date of Loan
Loan Amount	Agreement	Lender(s)	Installment	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	2	0 1 6	2	0 1 5
									(Unaudited)		(Audited)
						(in millions)			(in millions)
Finnvera, Plc, the Finnish Export Credit Agency
Smart
US$50M(1)	October 9, 2009	FEC	10 equal semi-annual	April 7, 2015	April 7, 2010	US$50.0	US$–	April 7, 2015	US$–	Php–	US$–	Php–

(1) The purpose of this loan is to finance the GSM equipment and services contracts.

Outstanding Amounts
Loan			Terms		Repurchase			2 0 1		6	2 0 1	5
Amount	Issuance Date	Trustee	Installments	Maturity	Date	Amount	Paid in full on	(Unaudited)			(Audited)
						(in millions)		(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non-amortizing	March 6, 2017	Various dates in 2008-2014	US$71.6	March 6, 2017	US$228(*)	Php11,362(*)	US$228(*)	Php10,733(*)

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) This fixed rate note has a coupon rate of 8.350%. The purpose of this note is to finance service improvements and expansion programs.

			Terms				Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	2	0	1	6	2	0 1 5
									(Unaudited)				(Audited)
						(in millions)			(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$60M(1)	June 6, 2011	The Bank of Tokyo-Mitsubishi UFJ, Ltd., or Bank of Tokyo	8 equal semi-annual, commencing on the 18th month from signing date	June 6, 2016	Various dates in 2012	US$60	US$–	June 6, 2016	US$–		Php–		US$7	Php353
Smart
US$50M(2)	August 19, 2011	FEC	10 equal semi-annual, commencing 6 months after August 19, 2012	August 19, 2016	Various dates in 2012	50	–	August 19, 2016	–		–		12(*)	588(*)
Smart
US$50M(1)	May 29, 2012	Bank of Tokyo	9 equal semi-annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012	50	–	–	5(*)		276(*)		17(*)	781(*)

									US$5		Php276		US$36	Php1,722

(*) (1) (2)
Amounts are net of unamortized debt discount and/or debt issuance cost.
The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project.
The purpose of this loan is to finance the supply contracts for the modernization and expansion project.

							Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount		Undrawn Amount	Paid in full on	2 0 1		6			2 0	1 5
									(Unaudited)			(Audited)
					(in millions)				(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with the Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	US$	150	US$–	March 7, 2017	US$	17	Php830	US$	50	Php2,356
PLDT
US$25M	March 16, 2012	Citibank, N.A.	17 equal quarterly-installments, commencing 12 months from the initial drawdown date, with final installment on May 30, 2017	May 29, 2012		25	–	May 29, 2015		–	–		–	–
PLDT
US$300M	January 16, 2013	Syndicate of Banks with Bank of Tokyo as Facility Agent	9 equal semi-annual, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013		300	–	–		100	4,977		167	7,853
Smart
US$35M	January 28, 2013	China Banking Corporation	10 equal semi-annual, with final installment on January 29, 2018	May 7, 2013		35	–	January 30, 2017	10(**)		522(**)		18	825

									US$127		Php6,329	US$	235	Php11,034

(1) The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.
(**) This was prepaid on January 30, 2017.

						Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	2 0 1 6		2	0 1 5
								(Unaudited)		(Audited)
					(in millions)			(in millions)
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014	US$32	US$18	–	US$11(*)	Php531(*)	US$18(*)	Php833(*)
Smart
US$80M	May 31, 2013	China Banking Corporation	10 equal semi-annual, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013	80	–	–	24	1,194	40	1,885
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation with Sumitomo as Facility Agent	8 equal semi-annual, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013	120	–	–	45(*)	2,226(*)	74(*)	3,501(*)
Smart
US$100M	March 7, 2014	Bank of Tokyo	9 equal semi-annual, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	–	–	55(*)	2,744(*)	77(*)	3,625(*)
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	–	–	28(*)	1,372(*)	38(*)	1,813(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	–	–	98	4,877	99	4,665
PLDT
US$50M	August 29, 2014	Metropolitan Bank and Trust Company, or Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	–	–	49	2,451	50	2,344
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	Bank of Tokyo	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi-annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	–	–	198(*)	9,879(*)	198(*)	9,320(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	–	–	154(*)	7,663(*)	197(*)	9,299(*)

								US$662	Php32,937	US$791	Php37,285

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

						Cancelled		Outstanding Amounts
	Date of Loan
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Drawn Amount	Undrawn Amount	Paid in full on	2 0		1 6	2 0 1 5
								(Unaudited)			(Audited)
					(in millions)					(in millions)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	US$100	US$–	–	US$	91(*)	Php4,521(*)		(US$2)(1)	(Php77)(1)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	–	–	25(*)		1,234(*)	–		–
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity	–	–	–	–	–		–	–		–

									116	5,755		(2)	(77)

								US905		Php45,021	US$	1,024	Php48,242

(*) (1)	Amounts are net of unamortized debt discount and/or debt issuance cost. Amounts pertain to debt issuance cost.

Outstanding Amounts
Loan	Date of Loan			Date of Issuance/	Prepayments		2 0	1 6	2 0	1 5
Amount	Agreement	Facility Agent	Installments	Drawdown	Amount	Date	(Unaudited)		(Audited)
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization starting March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012	Php1,376	July 19, 2013	Php3,930(*)		Php3,966(*)
Series B: Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188	July 29, 2013	288		291
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012	2,055	June 21, 2013	6,475		6,543
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	–	–	5,952		6,014
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022

							Php16,645		Php16,814

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.
(1) The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Outstanding Amounts
Loan	Date of Loan			Date of Issuance/	Prepayments		2 0	1 6	2 0	1 5
Amount	Agreement	Facility Agent	Installments	Drawdown	Amount	Date	(Unaudited)	(Audited)
					(in millions)		(in millions)
Smart
Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	Php–	–	Php1,335	Php1,349
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	–	–	1,973	1,993
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	–	–	1,152	1,164

							4,460	4,506

							Php21,105	Php21,320

		Paying Agent	Terms				Outstanding Amounts
Loan	Date of Loan			Date of Issuance/	Prepayments		2 0	1 6	2 0	1 5
Amount	Agreement			Drawdown	Amount	Date	(Unaudited)		(Audited)
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non-amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non-amortizing payable in full on February 6, 2024	February 6, 2014	Php–	–	Php14,902(*)		Php14,883(*)

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

(1) This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.225% and 5.2813%, respectively. The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled		Outstanding Amounts
Loan	Date of Loan				Drawn	Undrawn
Amount	Agreement				Amount	Amount		2016	2015
		Lender(s)	Terms	Dates Drawn			Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	Php2,000	Php–	–	Php2,000	Php2,000
PLDT
Php3,000M	April 27, 2012	Land Bank	Annual amortization	July 18, 2012	3,000	–	January 18, 2017	2,880(**)	2,910
		of the Philippines,	rate of 1% on the
		or LBP	first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	2,000	–	–	1,920	1,940
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	–	February 22, 2017	960(***)	970
DMPI
Php1,500M	June 27, 2012	BPI, BPI Asset	Annual amortization	Various dates in	1,500	–	July 1, 2015	–	–
		Management and Trust	rate of 1% of the	2012
		Group and ALFM Peso	principal amount
		Bond Fund, Inc.	with the balance
			payable upon maturity on June 29, 2019
PLDT
Php200M	August 31, 2012	Manufacturers Life	Payable in full	October 9, 2012	200	–	–	200	200
		Insurance Co.	upon maturity on
		(Phils.), Inc.	October 9, 2019
PLDT
Php1,000M	September 3, 2012	Union Bank of the	Annual amortization	January 11, 2013	1,000	–	–	970	980
		Philippines, or Union	rate of 1% of the
		Bank	first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020
PLDT
Php1,000M	October 11, 2012	Philippine American	Payable in full	December 3, 2012	1,000	–	–	1,000	1,000
		Life and General	upon maturity on
		Insurance Company, or	December 5, 2022
		Philam Life
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	–	–	2,880	2,910
PLDT
Php2,000M	November 13, 2013	BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	–	–	1,940	1,960
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for the six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	–	–	2,093(*)	2,391(*)

								Php16,843	Php17,261

(*) (**) (***)	Amounts are net of unamortized debt discount and/or debt issuance cost. This loan was prepaid on January 18, 2017. This loan was prepaid on February 22, 2017.

(1) The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

						Cancelled
						Undrawn
						Amount		Outstanding Amounts
Loan	Date of Loan				Drawn
Amount	Agreement				Amount			2016	2015
		Lender(s)	Terms	Dates Drawn			Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	Php3,000	Php–	–	Php2,901(*)	Php2,929(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	–	–	2,931(*)	2,959
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	–	–	490	495
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	–	–	1,960	1,980
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	–	–	1,500	1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	–	–	490	495
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	–	–	1,000	1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	–	–	980	990
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	–	–	1,470	1,485
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	–	–	1,980	2,000
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	–	–	2,970	3,000
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	–	–	4,950	5,000

								Php23,622	Php23,833

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

						Cancelled
						Undrawn
						Amount		Outstanding Amounts
Loan	Date of Loan				Drawn
Amount	Agreement				Amount			2016	2015
		Lender(s)	Terms	Dates Drawn			Paid in full on	(Unaudited)	(Audited)
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	Php5,000	Php–	–	Php4,928(*)	Php4,975(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	–	–	4,927(*)	5,000
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	–	–	4,927(*)	5,000
Smart
Php7,000M	December 18, 2015	China Banking Corporation	Annual amortization rate of 1% of the principal amount on the third year up to the sixth year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	–	–	6,973(*)	1,000
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	–	–	–	–
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	–	–	5,971(*)	–
PLDT
Php8,000M	July 14, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn starting from the end of the first year after the initial drawdown date until the ninth year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	–	–	–	–
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	–	–	6,483(*)	–
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	–	–	2,985	–
Smart
Php5,400M	September 28, 2016	UBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	–	–	5,374	–
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	–	–	5,300	–
Smart
Php2,500M	October 27, 2016	China Banking Corporation	Annual amortization rate of 10% of the amount drawn starting on the third year up to the sixth year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	–	–	2,500	–
Smart
Php4,000M	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first year up to the ninth year and balance payable upon maturity	–	–	–	–	–	–
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity	–	–	–	–	–	–
								50,368	15,975

								Php90,833	Php57,069

(*) Amounts are net of unamortized debt discount and/or debt issuance cost.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of PLDT’s total consolidated debts, approximately 31% and 42% were denominated in U.S. dollars as at December 31, 2016 and 2015, respectively. Considering PLDT’s consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of the consolidated debt amounts were approximately 8% and 17% as at December 31, 2016 and 2015, respectively, and so these financial ratios and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar. See Note 28 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:
(a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart consolidated debt to consolidated EBITDA and debt service coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s liabilities are guaranteed up to a certain extent by Digitel and PLDT. In addition, the loan agreements contain covenants which, among others, restrict the incurrence of loans or debts not in the ordinary course of business, merger or disposition of any substantial portion of Digitel and DMPI’s assets, distribution of capital or profits, redemption of any of its issued shares, and reduction of Digitel and DMPI’s registered and paid-up capital.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at December 31, 2016 and 2015, we were in compliance with all of our debt covenants. See Note 28 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and long-term portion of obligations under finance leases covering various office equipment and vehicles in the aggregate amounts of nil and Php1 million as at December 31, 2016 and 2015, respectively. See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Estimates, Judgments and Assumptions – Leases, Note 9 – Property and Equipment, and Note 28 – Financial Assets and Liabilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

22. Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	13,673	19,743
Provision for asset retirement obligations (Notes 3 and 9)	1,582	1,437
Unearned revenues	270	245
Others	79	57

	15,604	21,482

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2016 and 2015:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	1,437	2,068
Additional liability recognized during the year	147	(88)
Accretion expenses	36	–
Settlement of obligations and others	(38)	(543)

Provision for asset retirement obligations at end of the year (Note 3)	1,582	1,437

23. Accounts Payable

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 28)	46,820	46,487
Carriers and other customers (Note 28)	2,422	3,014
Taxes (Note 27)	1,972	1,134
Related parties (Notes 25 and 28)	290	507
Others	1,446	1,537

	52,950	52,679

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to related parties, see Note 25 – Related Party Transactions.

For explanation on the PLDT Group’s liquidity risk management processes, see Note 28 – Financial Assets and Liabilities – Liquidity Risk.

24. Accrued Expenses and Other Current Liabilities

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 25 and 28)	48,898	46,256
Accrued taxes and related expenses (Note 27)	9,922	9,561
Liability from redemption of preferred shares (Notes 20 and 28)	7,883	7,906
Unearned revenues (Note 22)	6,990	7,456
Accrued employee benefits and other provision (Notes 2, 3, 25, 26 and 28)	6,214	6,290
Accrued interests and other related costs (Notes 21 and 28)	1,412	1,284
Others (Note 10)	10,900	5,533

	92,219	84,286

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year. This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers. The account also includes unpaid portion of PLDT’s investment in VTI, Bow Arken and Brightshare. See Note 10 – Investments in Associates and Joint Ventures – Investment of PLDT in VTI, Bow Arken and Brightshare.

25. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash. The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at December 31, 2016 and 2015. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2016 and 2015 transactions that have been entered into with related parties:

				2016		2015
	Classifications	Terms	Conditions	(Unaudited)		(Audited)
				(in million pesos)
Indirect investment in	joint ventures through	PCEV:
Meralco	Accrued expenses	Electricity charges	Unsecured	327		472
	and other current	– immediately upon
	liabilities (Note	receipt of invoice
	24)
		Pole rental – 45
		days upon receipt
		of invoice	Unsecured	–	4	4
Meralco Industrial	Accrued expenses	Outside and inside
Engineering Services	and other current	plant – 20 days
Corporation, or	liabilities (Note	upon receipt of
MIESCOR	24)	invoice	Unsecured	–		6
Indirect investment in	associate through ACeS	Philippines:
	Accounts payable and accrued expenses and other current liabilities	30 days upon
AIL	(Notes 23 and 24)	receipt of invoice	Unsecured	–		4
	Advances and other noncurrent assets –	Due on 2018 to
	net of current	2020;	Unsecured;
MPIC	portion (Note 10)	non-interest-bearing	no impairment	6,514		–
	Trade and other	Due on June 1,	Unsecured;	1,838	–	–
	receivables	2017; non-interest	no impairment
	(Notes 10 and 17)	bearing
Transactions with major	stockholders, directors	and officers:
NTT Finance	Interest-bearing	Non-amortizing,	Unsecured	1,244		–
Corporation	financial	payable upon
	liabilities (Note	maturity on March
	21)	30, 2023
Asia Link B.V., or	Accounts payable	30 days upon	Unsecured	–	46	46
ALBV	(Note 23)	receipt of invoice
	Accrued expenses	1st
	and other current	month of each
NTT World Engineering	liabilities (Note	quarter;
Marine Corporation	24)	non-interest-bearing	Unsecured	35		50
NTT Communications	Accrued expenses	30 days upon	Unsecured	54		12
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)

NTT Worldwide	Accrued expenses	30 days upon	Unsecured	2		3
Telecommunications	and other current	receipt of invoice;
Corporation	liabilities (Note	non-interest-bearing
	24)
JGSHI and Subsidiaries	Accounts payable	Immediately upon	Unsecured	2		4
	and accrued	receipt of invoice
	expenses and other current liabilities (Notes 23 and 24)
NTT DOCOMO	Accrued expenses	30 days upon	Unsecured	41		5
	and other current	receipt of invoice;
	liabilities (Note	non-interest-bearing
	24)
	Accrued expenses and other current	Malayan Insurance	liabilities (Note	Immediately upon
Co., Inc., or Malayan	24)	receipt of invoice	Unsecured	11		5
Others:
	Trade and other receivables	30 days upon	Unsecured;
Various	(Note 17)	receipt of invoice	no impairment	1,416		1,588

The following table provides the summary of transactions that have been entered into with related parties for the years ended December 31, 2016, 2015 and 2014 in relation with the table above.

		2016	2015	2014
	Classifications	(Unaudited)	(Audited)
			(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	2,401	2,328	2,929
	Rent	272	264	298
MIESCOR	Repairs and maintenance	144	165	81
	Construction-in-progress	67	95	83
Republic Surety and Insurance Co., Inc., or RSIC	Insurance and security services	1	3	3
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales (Note 5)	–	16	25
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	Rent	125	303	332
	Repairs and maintenance	57	20	46
	Communication, training and travel	2	2	5
	Professional and other contracted
ALBV	services	183	203	222
Malayan	Insurance and security services	242	236	206
Gotuaco del Rosario and Associates, or Gotuaco	Insurance and security services	156	–	–
	Professional and other contracted
NTT DOCOMO	services	95	90	67
NTT World Engineering Marine Corporation	Repairs and maintenance	18	60	26
NTT Worldwide Telecommunications Corporation	Selling and promotions	10	14	15
NTT Finance Corporation	Financing costs	19	–	–
	Professional and other contracted
NTT Communications	services	77	77	75
	Rent	7	10	12
Others:
Various	Revenues	781	864	761

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php2,401 million, Php2,328 million and Php2,929 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php327 million and Php472 million as at December 31, 2016 and 2015, respectively.

PLDT and Smart have a Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php272 million, Php264 million and Php298 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php4 million as at December 31, 2016 and 2015, respectively.

See also Note 10 – Investments in Associates and Joint Ventures – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on February 28, 2018. Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php32 million, Php45 million and Php24 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total amounts capitalized to property and equipment amounted to Php4 million, Php3 million and Php7 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php25 thousand and Php6 million as at December 31, 2016 and 2015, respectively.

PLDT also has an existing One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities agreement with MIESCOR, from January 1, 2011 and extended until March 31, 2017. Under the agreement, MIESCOR is responsible for the customer line installation, repair, rehabilitation and maintenance activities of cables and cabinets in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php112 million, Php120 million and Php57 million for the years ended December 31, 2016, 2015 and 2014, respectively. Total amounts capitalized to property and equipment amounted to Php63 million, Php92 million and Php76 million for the years ended December 31, 2016, 2015 and 2014, respectively. There were no outstanding obligations under this agreement as at December 31, 2016 and 2015.

c.	Transactions with Republic Surety and Insurance Co., Inc., or RSIC

Since 2012, PLDT has insurance policies with RSIC, a wholly-owned subsidiary of Meralco, covering material damages for buildings, building improvements and equipment. Total fees under the related contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php1 million for the year ended December 31, 2016 and Php3 million each for the years ended December 31, 2015 and 2014. There were no outstanding obligations for these contracts as at December 31, 2016, 2015 and 2014.

d.	Air Time Purchase Agreement between PLDT, AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually for ten years commencing on January 1, 2002, or the Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments of up to US$15 million per year during the Minimum Purchase Period, or the Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with the obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

Subsequently, AIL and Inmarsat entered into a 12-month transitional period, wherein AIL shall continue to utilize Inmarsat system through I4F1 Satellite. On December 31, 2015, end of the transition period, AIL then terminated all satellite phone service subscriptions with Inmarsat.

Total fees under the Amended ATPA, which were presented as part of cost of sales in our consolidated income statements, amounted to nil, Php16 million and Php25 million for the years ended December 31, 2016, 2015 and 2014, respectively. See Note 5 – Income and Expenses – Cost of Sales. Under the Amended ATPA, the outstanding obligations of PLDT, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php4 million as at December 31, 2016 and 2015, respectively.

e.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are as follows:

1. Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart. The agreement, which expired on February 23, 2016 was renewed until February 23, 2018 and is subject to further renewal upon mutual agreement of the parties. Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php183 million, Php203 million and Php222 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php46 million as at December 31, 2016 and 2015, respectively.

2. Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php18 million, Php60 million and Php26 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php35 million and Php50 million as at December 31, 2016 and 2015, respectively;

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php77 million each for the years ended December 31, 2016 and 2015 and Php75 million for the year ended December 31, 2014. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php52 million and Php10 million as at December 31, 2016 and 2015, respectively;

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php7 million, Php10 million and Php12 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million as at December 31, 2016 and 2015; and

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php10 million, Php14 million and Php15 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php3 million as at December 31, 2016 and 2015, respectively.

3. Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental. Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php125 million, Php303 million and Php332 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php211 thousand and Php2 million as at December 31, 2016 and 2015, respectively.

There were also other transactions such as airfare, electricity, marketing expenses and bank fees, which were presented as part of selling and promotions, communication, training and travel, repairs and maintenance and professional and other contracted services, in our consolidated income statements, amounted to Php59 million, Php22 million and Php51 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under these agreements, the outstanding obligations for these transactions, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million each as at December 31, 2016 and 2015.

4. Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php95 million, Php90 million and Php67 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php41 million and Php5 million as at December 31, 2016 and 2015, respectively.

5. Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php242 million, Php236 million and Php206 million for the years ended December 31, 2016, 2015 and 2014, respectively. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php11 million and Php5 million as at December 31, 2016 and 2015, respectively. A director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2016 and 2015.

6. Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php156 million for the year ended December 31, 2016. Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php597 thousand as at December 31, 2016. Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statement of financial position, amounted to Php712 thousand as at December 31, 2016.

7.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

certain contractual veto rights over a number of major decisions or transactions; and

rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a Wireless-Code Division Multiple Access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2016 and 2015.

Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

f.	Others

1.	Agreement of PLDT and Smart with TV5 Network, Inc., or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2021. Total prepayment under the advertising placement agreements amounted to Php414 million and Php533 million as at December 31, 2016 and 2015, respectively. See Note 25 – Related Party Transactions.

2.	Agreement of PLDT, Smart and DMPI with Dakila Cable TV Corp. or Dakila

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Dakila commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015. iflix service is provided by iFlix Sdn Bhd and Dakila is the authorized reseller of the iflix service in the Philippines. Under the agreement, PLDT, Smart and DMPI were appointed by Dakila to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis. Total prepayment related to the agreement in 2015 amounted to US$3.1 million, or Php138.2 million. Total unamortized cost under prepayment amounted to nil and US$1.9 million, or Php87 million, as at December 31, 2016 and 2015, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties. The revenues under these services amounted to Php781 million, Php864 million and Php761 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables, advances and other noncurrent assets – net of current portion in our consolidated statements of financial position, from these transactions amounted to Php1,416 million and Php1,588 million as at December 31, 2016 and 2015, respectively.

See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Sale of PCEV’s Beacon Shares to MPIC and Note 19 – Prepayments – Agreement of PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
Short-term employee benefits	527	602	768
Post-employment benefits (Note 26)	50	43	39
Other long-term employee benefits (Note 26)	–	–	14

Total compensation paid to key officers of the PLDT Group	577	645	821

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php57 million, Php55 million and Php45 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the period related to key management personnel.

26. Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering all of our permanent and regular employees. Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees. For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	21,602	23,072	19,497
Interest costs on benefit obligation	1,071	1,050	970
Service costs	1,066	1,113	986
Actuarial losses – experience	369	3	332
Actual benefits paid/settlements	(241)	(2,112)	(92)
Actuarial losses (gains) – economic assumptions	(694)	(1,414)	1,479
Curtailments and others (Notes 2 and 5)	(31)	(110)	(100)

Present value of defined benefit obligations at end of the year	23,142	21,602	23,072

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	11,439	9,950	9,187
Actual contributions	5,708	7,086	5,510
Interest income on plan assets	600	519	489
Actual benefits paid/settlements	(241)	(2,112)	(92)
Return on plan assets (excluding amount included in net interest)	(5,546)	(4,004)	(5,144)

Fair value of plan assets at end of the year	11,960	11,439	9,950

Unfunded status – net	(11,182)	(10,163)	(13,122)
Accrued benefit costs (Note 3)	11,197	10,178	13,125

Prepaid benefit costs (Notes 3 and 19)	15	15	3

Components of net periodic benefit costs:
Service costs	1,066	1,113	986
Interest costs – net	471	531	481
Curtailment/settlement gain	–	(29)	(6)
Net periodic benefit costs (Notes 3 and 5)	1,537	1,615	1,461

Actual net losses on plan assets amounted to Php4,946 million, Php3,485 million and Php4,655 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2017 will amount to Php1,783 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2016:

(in million pesos)
2017	313
2018	320
2019	450
2020	595
2021	831
2022 to 2060	95,637

The average duration of the defined benefit obligation at the end of the reporting period is 10 to 20 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2016, 2015 and 2014 are as follows:

                                           2016        2015      2014

                                      (Unaudited)          (Audited)

Rate of increase in compensation             6.0%            6.0%      6.0%

Discount rate                                5.3%            5.0%      4.5%
-------------                      ----------    ----------   ---

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at the end of the reporting period, assuming if all other assumptions were held constant:

	2016
	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,521)
	(1%)	2,951
Future salary increases	1%	2,899
	(1%)	(2,526)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2016 and 2015:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	8,898	8,258
Shares of stock	2,426	2,621
Corporate bonds	106	–
Government securities	23	41
Mutual funds	3	61
Investment properties	4	10

Total noncurrent financial assets	11,460	10,991

Current Financial Assets
Cash and cash equivalents	412	360
Receivables	4	5

Total current financial assets	416	365

Total PLDT’s Plan Assets	11,876	11,356
Subsidiaries Plan Assets	84	83

Total Plan Assets of Defined Benefit Pension Plans	11,960	11,439

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date. Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at December 31, 2016 and 2015, this account consists of:

	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	8,267	7,672
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	400	365
BTFHI	100%	100%	192	182
Superior Multi Parañaque Homes, Inc.	100%	100%	38	38
Bancholders, Inc., or Bancholders	100%	100%	1	1
			8,898	8,258

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. The underlying shares of these PDRs are the             shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs). On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which give ePLDT a 40% economic interest in Cignal TV. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT. Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion. The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV. From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription. The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion. The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs). Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World. From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs. On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription. As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014. Subsequently, on May 30, 2015, the Board of Trustees of the Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs. This provided ePLDT with 70% economic interest in Hastings. See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2016 and 2015, the Board of Trustees of the Beneficial Trust Fund approved additional investments in MediaQuest amounting to Php5,500 million and Php5,090 million, respectively, to fund MediaQuest’s investment requirements and such amount was fully drawn by MediaQuest during its respective year of approvals.

PAS 19 requires employee benefit plan assets to be measured at fair value. The fair values of the investments in MediaQuest were measured using an income approach valuation technique using cash flows projections based on financial budgets and forecasts approved by MediaQuest’s Board of Directors, covering a five-year period from 2017 to 2021.

The pre-tax discount rates applied to cash flow projections range from 10% to 11%. Cash flows beyond the five-year period are determined using 3.0% to 4.5% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in unlisted equity investments. The cumulative change in the fair market value of this investment amounted to Php320 million and Php285 million as at December 31, 2016 and 2015, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Total cash dividend income amounted to Php10 million each for the years ended December 31, 2016, 2015 and 2014. Dividend receivables amounted to Php2 million each as at December 31, 2016 and 2015.

Shares of Stocks

As at December 31, 2016 and 2015, this account consists of:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,590	1,754
PLDT	36	54
Others	440	453
Preferred shares	360	360

	2,426	2,621

Dividends earned on PLDT common shares amounted Php3 million, Php2 million and Php5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value as at December 31, 2016 and 2015, net of subscription payable of Php2,640 million. These             shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php47 million for the year ended December 31, 2016 and Php49 million each for the years ended December 31, 2015 and 2014.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from August 2019 to June 2024 and fixed interest rates from 4.38% to 6.94% per annum. Total investment in corporate funds amounted to Php106 million as at December 31, 2016.

Government Securities

Investment in government securities includes FXTN bearing interest rates ranging from 5.87% to 5.88% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines. Total investment in government securities amounted to Php23 million and Php41 million as at December 31, 2016 and 2015, respectively.

Mutual Funds

Investment in mutual funds include a local equity fund, which aims to out-perform benchmarks in various indices as part of its investment strategy. Total investment in mutual funds amounted to Php3 million and Php61 million as at December 31, 2016 and 2015, respectively.

Investment Properties

Investment properties include one condominium unit (bare and 58 square meter unit) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City. A similar unit of a larger floor area (127 square meters) located on the same building was sold in April 2016. Total fair value of investment properties amounted to Php4 million and Php10 million as at December 31, 2016 and 2015, respectively.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	95%	96%
Temporary cash investments	4%	3%
Debt and fixed income securities	1%	–
Investments in mutual funds	–	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2016 and 2015, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(Unaudited)	(Audited)
(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	2,116	2,149	1,685
Service costs	284	289	241
Interest costs on benefit obligation	94	98	92
Actuarial losses (gains) – economic assumptions	1	(67)	98
Actuarial losses (gains) – experience	(77)	(217)	75
Actual benefits paid/settlements	(226)	(96)	(42)
Curtailment and others	(15)	(40)	–
Present value of defined benefit obligations at end of the year	2,177	2,116	2,149

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	2,388	2,205	1,884
Actual contributions	201	227	261
Interest income on plan assets	125	92	92
Return on plan assets (excluding amount included in net interest)	(74)	(40)	10
Actual benefits paid/settlements	(226)	(96)	(42)

Fair value of plan assets at end of the year	2,414	2,388	2,205

Funded status – net (Notes 3 and 19)	237	272	56
Accrued benefit costs (Note 3)	9	19	6

Prepaid benefit costs (Note 3)	246	291	62

Components of net periodic benefit costs:
Service costs	284	289	241
Curtailment/settlement gain	(15)	(23)	–
Interest costs – net	(31)	7	–
Net periodic benefit costs (Notes 3 and 5)	238	273	241

Smart’s net consolidated pension benefit costs amounted to Php238 million, Php273 million and Php241 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Actual net gains on plan assets amounted to Php51 million, Php52 million and Php102 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php321 million to its defined benefit plan in 2017.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at December 31, 2016:

(in million pesos)
2017	102
2018	78
2019	85
2020	136
2021	102
2022 to 2060	1,074

The average duration of the defined benefit obligation at the end of the reporting period is 15 years.

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	(Unaudited)	(Audited)
Rate of increase in compensation	5.0%	5.0%	7.0%
Discount rate	5.2%	5.0%	4.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at December 31, 2016, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(0.3%)	(6)
	0.7%	15
Future salary increases	0.7%	15
	(0.3%)	(7)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Group, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2016 and 2015:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,390	1,411
Philippine foreign currency bonds	478	352
International equities	475	460
Domestic equities	379	424
International fixed income	163	–
Total noncurrent financial assets	2,885	2,647

Current Financial Assets
Cash and cash equivalents	237	431
Receivables	1	4

Total current financial assets	238	435

Total plan assets	3,123	3,082

Employee’s share, forfeitures and mandatory reserve account	838	805

Smart’s plan assets	2,285	2,277
Subsidiaries’ plan assets	129	111

Total Plan Assets of Defined Contribution Plans	2,414	2,388

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities and corporate debt securities, and a local fixed income fund. The investments under this category, exclusive of the mutual fund, earned between 2.80% and 11.25% interest for the years ended December 31, 2016 and 2015, respectively. Total investments in domestic fixed income amounted to Php1,390 million and Php1,411 million as at December 31, 2016 and 2015, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. dollar denominated fixed income instruments issued by the Philippine government and local corporations, and a U.S. dollar denominated fixed income fund. The investments under this category earned between 3.70% and 10.62% interest for the years ended December 31, 2016 and 2015, respectively. Total investment in Philippine foreign currency bonds amounted to Php478 million and Php352 million as at December 31, 2016 and 2015, respectively.

International Equities

Investments in international equities include mutual funds managed by ING International and a U.S. dollar denominated global equity fund. Total investment in international equities amounted to Php475 million and Php460 million as at December 31, 2016 and 2015, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. Total investment in domestic equities amounted to Php379 million and Php424 million as at December 31, 2016 and 2015, respectively. This includes investment in PLDT shares with fair value of Php11 million and Php31 million as at December 31, 2016 and 2015, respectively.

International Fixed Income

Investments in international fixed income include mutual funds which are invested in diversified portfolios of high-yield foreign currency denominated bonds. Total investments in international fixed income amounted to Php163 million and nil as at December 31, 2016 and 2015, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invests a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2016 and 2015 is as follows:

	2016	2015
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	73%	71%
Investments in listed and unlisted equity securities	27%	29%
	100%	100%

27. Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGU. As at December 31, 2016, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao for the years 2006 to 2011 by filing a Petition with the Regional Trial Court, or RTC, of the City of Makati on July 8, 2011. In an order dated October 12, 2012, the RTC, following a Motion to Dismiss filed by the City of Tuguegarao, dismissed the petition for lack of jurisdiction. Upon denial of its Motion for Reconsideration, PLDT filed a Petition for Review before the Court of Tax Appeals, or CTA, which dismissed the said Petition and upheld the decision of the RTC. On July 28, 2014, PLDT filed a Motion for Reconsideration which was also denied by the CTA. PLDT filed a Petition before the CTA En Banc on November 3, 2014. On June 17, 2016, CTA En Banc affirmed the Decision of CTA Division and dismissed the petition for lack of jurisdiction. PLDT filed its Motion for Reconsideration on the said Decision of CTA En Banc last July 12, 2016. Said motion for reconsideration was denied by CTA En Banc in a Resolution dated November 15, 2016. PLDT will appeal the case before the Supreme Court.

PLDT also contested the imposition of local business tax in addition to local franchise tax by the City of Tuguegarao for the years 2012 to 2014. The case was filed on January 14, 2015 before the Second Judicial Region of Tuguegarao City. Upon motion by both parties and considering that the case involves legal issues, the Court issued an Order terminating the pre-trial conference and ordering the parties to submit their respective Memorandum last July 27, 2016 and the case is now submitted for decision. On November 3, 2016, PLDT received a Judgment dated September 26, 2016 issued by the Court in favor of the City of Tuguegarao. PLDT filed its Motion for Reconsideration on the said Judgment last November 18, 2016.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax. In 2011, Smart appealed the assessment to the RTC of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC issued a Temporary Restraining Order and a writ of preliminary injunction. On April 30, 2012, the RTC rendered a decision nullifying the tax assessment. The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then appealed to the CTA. In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications. Cagayan’s Motion for Reconsideration was denied. Cagayan then appealed before the CTA En Banc. The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges. Smart protested the assessments. After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax. The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis. In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void. The City of Manila filed a Petition for Review with the Court of Tax Appeals seeking to reverse the Decision. Smart has already filed its Comment to the Petition and awaiting for further orders from the Court.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to franchise tax and is currently in talks with the Province for the settlement of the real property tax.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies. The RTC denied the petition. DMPI appealed with the CTA. The CTA ordered the City of Cotabato to file their Comment.

In the DMPI vs. City of Davao, DMPI filed in 2011 a Petition for Prohibition and Mandamus and sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted. Davao’s Legal Officer and City Assessor confirmed that DMPI’s machinery is exempt from real property tax. On March 20, 2015, the Court has approved DMPI’s Motion which prayed for the dismissal of the case.

In the DMPI vs. City Government of Malabon, DMPI filed in 2011 a Petition for Prohibition and Mandamus against the City of Malabon to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities. DMPI was able to secure a TRO to defer the sale. As at
November 14, 2016, there is an ongoing mediation and the parties are exploring the possibility of settling amicably.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect. The Municipality of San Mateo appealed with the CA. The case has been submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the CA after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200 thousand per cell site per annum. On May 5, 2015, the Appeal was dismissed and the ruling issued by the trial court was affirmed.

DMPI vs. City of Trece Martires – In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecom, et al. vs. City of Lipa – In 2006, Globe filed a Protest of Assessment questioning the act of the City of Lipa in assessing tower fees for its sites amounting to Php105 thousand per year. Smart, Digitel and DMPI submitted a joint memorandum in June 2013 pertaining to the issue. However, the Sangguniang Panglungsod has since repealed the ordinance, and issued instead Tax Ordinance No. 177, which imposes a one-time regulatory fee of Php50 thousand for every tower to be constructed in the City of Lipa. The Joint Motion to Dismiss filed by Smart and DMPI on June 8, 2015 is pending resolution.

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax. On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest until full payment. On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc. On August 16, 2016, the CTA En Banc also affirmed the assessment with finality. Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA. ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court. No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into compromise agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, submitted its claims with a cap of Php2.8 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Pursuant to an agreement between PLDT and ETPI, the arbitration proceedings were suspended and eventually terminated.

In an agreement, Globe and PLDT have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

On June 29, 2011, the Supreme Court of the Philippines, or the Court, promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), holding that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. This decision reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60%-40% Filipino-alien equity requirement of certain economic activities, such as telecommunications (which is a public utility under Section 11, Article XII of the 1987 Constitution).

Although PLDT is not a party to the Gamboa Case, in its decision, the Court directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the 1987 Constitution, to impose the appropriate sanctions under the law.” Although the parties to the Gamboa Case filed Motions for Reconsideration of the decision and argued their positions before the Court, the Court ultimately denied the motions on October 9, 2012.

Meanwhile, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of Amended Articles of Incorporation of PLDT, or the Amendments to the Articles, which subclassified its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights. The Amendments to the Articles were subsequently approved by the stockholders of PLDT and the Philippine SEC.

On October 15, 2012, PLDT and BTFHI, a Filipino corporation and a wholly-owned company of The Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the PLDT’s Benefit Plan, entered into a Subscription Agreement, pursuant to which PLDT issued 150 million Voting Preferred Shares to BTFHI at Php1.00 per share reducing the percentage of PLDT’s voting stock held by foreigners from 56.62% (based on Voting Common Stock) as at October 15, 2012 to 18.37% (based on Voting Common and Preferred Stock) as at April 15, 2013.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013, or the Philippine SEC Guidelines MC No. 8, which we believe was intended to fulfill the Court’s directive to the Philippine SEC in the Gamboa Case. The Philippine SEC Guidelines provided that “the required percentage of Filipino ownership shall be applied to BOTH: (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.” PLDT believes it was, and continues to be, compliant with the Philippine SEC Guidelines. As at March 2, 2017, PLDT’s foreign ownership was 27.93% of its outstanding shares entitled to vote (Common and Voting Preferred Shares), and 15.35% of its total outstanding capital stock. Therefore, we believe that as at March 2, 2017, PLDT is in compliance with the requirement of Section 11, Article XII of the 1987 Constitution.

On June 10, 2013, Jose M. Roy III filed a petition for certiorari with the Supreme Court against the Philippine SEC, Philippine SEC Chairperson Teresita Herbosa and PLDT, claiming: (1) that the Philippine SEC Guidelines violates the Court’s decision in the Gamboa Case (on the basis that
(a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of corporations subject to the foreign ownership requirements); and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, cannot be considered Filipino-owned corporations.

PLDT raised several procedural and substantive arguments against the petition, including in particular, that (a) the Philippine SEC Guidelines merely implemented the dispositive portion of the decision in the Gamboa Case, and that the dispositive portion of the Gamboa Case that defines “capital” is properly reflected in the Philippine SEC Guidelines, and (b) the fundamental requirements which need to be satisfied in order for PLDT Beneficial Trust Fund and BTFHI to be considered Filipino (for PLDT Beneficial Trust Fund’s Trustees to be Filipinos and for 60% of the Fund to accrue to the benefit of Philippine nationals) are satisfied with respect to the PLDT Beneficial Trust Fund, and therefore, PLDT Beneficial Trust Fund and BTFHI are Filipino shareholders for purposes of classifying their 150 million Voting Preferred Shares in PLDT. As a result, more than 60% of PLDT’s total voting stock is Filipino-owned and PLDT is compliant with the Constitutional ownership requirements.

In 2013, the Philippine SEC and Chairperson Teresita Herbosa also raised a number of arguments for dismissal of the petition for being procedurally flawed and for lack of merit.

In May 2014, the petitioner filed a consolidated reply and a motion for the issuance of a temporary restraining order to prevent PLDT from holding its 2014 annual stockholders meeting. The temporary restraining order was denied and PLDT held its 2014 annual meeting on June 10, 2014 as scheduled.

On February 10, 2015, PLDT filed a consolidated memorandum setting forth its arguments against the petition.

The Supreme Court, in a Resolution dated June 14, 2016, granted the Omnibus Motion: (i) for Leave to Intervene; and (ii) to Admit Comment-in-Intervention, dated May 30, 2016, filed by counsel for Intervenor Shareholders Association of the Philippines, Inc., or Sharephil, noted the aforesaid Comment-in-Intervention, and required the adverse parties to file a Reply to the Comment-in-Intervention within a non-extendible period of 10 days from receipt thereof. On July 5, 2016, PLDT was furnished a copy of the Opposition and Reply to Interventions of the PSE and Sharephil dated June 30, 2016 and filed by Petitioner Jose M. Roy III.

The Supreme Court, in a Decision dated November 22, 2016, dismissed the petitions filed by Jose M. Roy III and other petitioners-in-intervention against Philippine SEC Chairperson, Teresita Herbosa (the “Decision”). The Decision upheld the validity of the Philippine SEC Guidelines MC No. 8, or MC No. 8, which requires public utility corporations to maintain at least 60% Filipino ownership in both its “total number of outstanding shares of stock entitled to vote in the election of directors” and its “total number of outstanding shares of stock, whether or not entitled to vote in the election of directors” and declared the same to be compliant with the Court’s ruling in the Gamboa Case. Consequently, the Court ruled that MC No. 8 cannot be said to have been issued with grave abuse of discretion.

In the course of discussing the petitions, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares. According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in the Gamboa Case. In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.” On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8. According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions...”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.” The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/prepayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.” The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions. Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.” Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous (adverse) impact on the country as a whole – and to all Filipinos.”

Arbitration Case between Smart and Harris Caprock Communications, Inc. (U.S.A.), or HCC, and Caprock Communications International Limited (United Kingdom), or CCI, together Claimants

In December 2011, Smart engaged the services of HCC and CCI for the expansion of its SmartLink GSM. Subsequently, the parties executed three agreements: (i) Agreement for Bandwidth and Teleport Services with CCI, a wholly-owned subsidiary of HCC, dated May 21, 2012, or the “Bandwidth Agreement;
(ii) Agreement for Warehousing and Installation Services with CCI dated August 27, 2012, or the Installation Agreement; and (iii) Agreement for the Sale and Purchase of Equipment with HCC dated September 27, 2012.

HCC failed to deliver the equipment in accordance with the delivery schedule and delivered defective equipment. Claimants also failed to activate Phase 1 of the satellite beams and installed only 13 units of antennas and beams. Thus, Smart issued a Termination Notice dated December 15, 2012 for all the three agreements. In their letter dated December 18, 2012, Claimants requested Smart to keep the contracts alive. Thus, Smart issued its commercial response on December 29, 2012. Claimants requested Smart to withdraw the termination notice; otherwise, they will claim damages, premised on their position that Smart cannot terminate the contracts for convenience. Smart did not withdraw the termination notice. The parties failed to reach an amicable settlement with Claimants claiming US$35 million in damages, while Smart wanted reimbursement of its deposit.

On October 19, 2016, a Singapore International Arbitration Center – Arbitral Tribunal issued a Final Partial Award adjudging Smart liable to the Claimants in the amount of US$6.5 million, consisting of equipment delivered to Smart, liability to third parties, performance bond, monthly service fees, loss of profit, installation fees, excluding interest.

In an Order dated December 23, 2016, the Arbitral Tribunal issued its Final Award on Costs, awarding Claimants the amount of US$1.6 million, representing arbitration costs, legal fees and other expenses. On December 29, 2016, Smart paid the amount of US$8.5 million to Claimants as settlement, based on external counsel’s opinion on the imprudence of pursuing further legal proceedings.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

28. Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at December 31, 2016 and 2015:

						Financial
			Financial		Available-for-sale	liabilities carried	Total financial
	Loans		instruments	Derivatives used	financial	at amortized	assets and
	and receivables	HTM investments	at FVPL	for hedging	investments	cost	liabilities
				(in million pesos)
Assets as at December 31, 2016 (Unaudited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	12,189	–	12,189
Investment in debt securities and other long-term investments – net of current portion	224	150	–	–	–	–	374
Derivative financial assets – net of current portion	–	–	–	499	–	–	499
Advances and other noncurrent assets – net of current portion	9,152	–	–	–	–	–	9,152
Current:
Cash and cash equivalents	38,722	–	–	–	–	–	38,722
Short-term investments	2,736	–	2	–	–	–	2,738
Trade and other receivables	24,436	–	–	–	–	–	24,436
Current portion of derivative financial assets	–	–	66	176	–	–	242
Current portion of investment in debt securities and other long-term investments	124	202	–	–	–	–	326
Current portion of advances and other noncurrent assets	7,916	–	–	–	–	–	7,916
Total assets	83,310	352	68	675	12,189	–	96,594

Liabilities as at December 31, 2016 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	151,759	151,759
Derivative financial liabilities – net of current portion	–	–	–	2	–	–	2
Customers’ deposits	–	–	–	–	–	2,431	2,431
Deferred credits and other noncurrent liabilities	–	–	–	–	–	13,720	13,720
Current:
Accounts payable	–	–	–	–	–	50,975	50,975
Accrued expenses and other current liabilities	–	–	–	–	–	74,868	74,868
Current portion of interest-bearing financial liabilities	–	–	–	–	–	33,273	33,273
Dividends payable	–	–	–	–	–	1,544	1,544
Current portion of derivative financial liabilities	–	–	16	209	–	–	225
Total liabilities	–	–	16	211	–	328,570	328,797

Net assets (liabilities)	83,310	352	52	464	12,189	(328,570)	(232,203)

Assets as at December 31, 2015 (Audited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	15,711	–	15,711
Investment in debt securities and other long-term investments – net of current portion	595	357	–	–	–	–	952
Derivative financial assets – net of current portion	–	–	–	145	–	–	145
Advances and other noncurrent assets – net of current portion	2,580	–	–	–	–	–	2,580
Current:
Cash and cash equivalents	46,455	–	–	–	–	–	46,455
Short-term investments	744	–	685	–	–	–	1,429
Trade and other receivables	24,898	–	–	–	–	–	24,898
Current portion of derivative financial assets	–	–	10	16	–	–	26
Current portion of investment in debt securities and other long-term investments	–	51	–	–	–	–	51
Current portion of advances and other noncurrent assets	7,936	–	–	–	–	–	7,936
Total assets	83,208	408	695	161	15,711	–	100,183

Liabilities as at December 31, 2015 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	143,982	143,982
Derivative financial liabilities – net of current portion	–	–	659	77	–	–	736
Customers’ deposits	–	–	–	–	–	2,430	2,430
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,788	19,788
Current:
Accounts payable	–	–	–	–	–	51,542	51,542
Accrued expenses and other current liabilities	–	–	–	–	–	66,844	66,844
Current portion of interest-bearing financial liabilities	–	–	–	–	–	16,911	16,911
Dividends payable	–	–	–	–	–	1,461	1,461
Current portion of derivative financial liabilities	–	–	22	284	–	–	306
Total liabilities	–	–	681	361	–	302,958	304,000

Net assets (liabilities)	83,208	408	14	(200)	15,711	(302,958)	(203,817)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at December 31, 2016 and 2015:

		Gross amounts of
		recognized
		financial assets
	Gross amounts	and liabilities	Net amount
	of recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
		(in million pesos)
December 31, 2016 (Unaudited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,033	947	86
Current Financial Assets
Trade and other receivables
Foreign administrations	9,391	4,200	5,191
Domestic carriers	15,555	15,335	220
Derivative financial instruments
Current portion of interest rate swap	346	317	29
Total	26,325	20,799	5,526

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	973	971	2
Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,857	37	46,820
Carriers and other customers	5,311	1,446	3,865
Derivative financial instruments
Current portion of interest rate swap	416	271	145

Total	53,557	2,725	50,832

December 31, 2015 (Audited)
Noncurrent Financial Assets
Derivative financial instruments
Interest rate swap – net of current portion	1,788	1,714	74
Current Financial Assets
Trade and other receivables
Foreign administrations	9,623	4,424	5,199
Domestic carriers	12,777	12,323	454
Derivative financial instruments
Current portion of interest rate swap	327	311	16
Total	24,515	18,772	5,743

Noncurrent Financial Liabilities
Derivative financial instruments
Interest rate swap – net of current portion	1,826	1,748	78
Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,532	45	46,487
Carriers and other customers	9,109	6,095	3,014
Derivative financial instruments
Current portion of interest rate swap	496	233	263

Total	57,963	8,121	49,842

There are no financial instruments subject to an enforceable master netting arrangement as at December 31, 2016 and 2015.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2016 and 2015 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
		(in million pesos)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	374	952	377	972
Advances and other noncurrent assets	9,152	2,580	7,743	2,305

Total	9,526	3,532	8,120	3,277

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	151,759	143,982	146,654	145,731
Customers’ deposits	2,431	2,430	1,879	1,868
Deferred credits and other noncurrent liabilities	13,720	19,788	12,457	17,973

Total	167,910	166,200	160,990	165,572

Below are the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at December 31, 2016 and 2015. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2016			2015
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total

		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	10,173	–	10,173	14,695	–	14,695
Derivative financial assets – net of current portion	–	499	499	–	145	145
Current Financial Assets
Short-term investments	–	2	2	–	685	685
Current portion of derivative financial assets	–	242	242	–	26	26

Total	10,173	743	10,916	14,695	856	15,551

Noncurrent Financial Liabilities
Derivative financial liabilities	–	2	2	–	736	736
Current Financial Liabilities
Derivative financial liabilities	–	225	225	–	306	306

Total	–	227	227	–	1,042	1,042

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2016 and 2015, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3). As at December 31, 2016 and 2015, there were no transfers into and out of Level 3 fair value measurements.

As at December 31, 2016 and 2015, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus counterparties’ credit spread.	Level 3

Fixed Rate Loans:
U.S. dollar notes	Quoted market price.	Level 1

Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2

Other loans in all other currencies
Estimated fair value is based on the discounted
value of future cash flows using the applicable
Commercial Interest Reference Rate and PDST-F
(valid until March 31, 2015) and PDST-R2*
(valid after March 31, 2015) rates for similar
types of loans plus PLDT’s credit spread.
Level 3

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

*	PDST-F was replaced by PDST-R2 on April 1, 2015 per BAP Memo dated January 8, 2015.

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of listed shares, were determined using quoted prices. For investments where there is no active market and fair value cannot be determined, investments are carried at cost less any accumulated impairment losses.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at December 31, 2016 and 2015, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at December 31, 2016 and 2015:

								2016			2015
								(Unaudited)			(Audited)
				Underlying			Weighted Average						Net Mark-to-market
	Original Notional			Transaction in	Termination	Weighted Average	Foreign Exchange			Net Mark-to-market			Gains
	Amount		Trade Date	U.S. Dollar	Date	Hedge Cost	Rate in Php	Notional		Gains (Losses)	Notional		(Losses)

	(in millions)			(in millions)						(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	US$	262	2001 and 2002	300 Notes 2017	March 6, 2017	3.42%	49.85	US$	202	Php1	US$	202	(Php655)
Forward foreign exchange contracts			Various dates in	U.S. dollar	Various dates	–	46.97		–	–		22	6
			2015	liabilities	in 2015 and 2016
			Various dates in	U.S. dollar	Various dates in	–	–		–	–		–	–
			2016	liabilities	2016
			October 2016	U.S. dollar	November 29, 2016	–	–		–	–		–	–
				liabilities
		3	February 15, 2017	U.S. dollar	March 3, 2017	–	49.95		–	–		–	–
				liabilities
Smart
Forward foreign exchange contracts			March and May 2015	200 Mizuho facility	Various dates in	–	44.83		–	–		–	–
					2015
			Various dates in	U.S. dollar	Various dates in	–	46.95		–	–		13	4
			2015	liabilities	2015 and 2016
			Various dates in	U.S. dollar	Various dates in	–	47.01		–	–		–	–
			2016	liabilities	2016
			August and	U.S. dollar	Various dates in	–	46.79		48	50		–	–
			September 2016	liabilities	2017
		8	October and	U.S. dollar	January 2017	–	48.46		–	–		–	–
			November 2016	liabilities
		7	Various dates in	U.S. dollar	Various dates in	–	50.05		–	–		–	–
			2017	liabilities	2017
Foreign exchange options		5(a)	August 10, 2016	U.S. dollar	November 14, 2016	–	46.82		–	–		–	–
				liabilities			46.90
							47.98
		6(b)	October 2016	U.S. dollar	April 2017	–	47.96		11	4		–	–
				liabilities			48.75
							49.75
		3(c)	Various dates in	U.S. dollar	July 2017	–	49.34		–	–		–	–
			2017	liabilities
							50.50
							51.50
DMPI
Interest rate swaps		54	October 7, 2008	59 loan facility	March 30, 2017	3.88%	–		3	(2)		10	(14)
		47	October 7, 2008	51 loan facility	June 30, 2017	3.97%	–		3	(3)		9	(12)

										Php50			(Php671)

Transactions designated as hedges:
PLDT
Interest rate swaps(d)		30	January 23, 2015	150 term loan	March 7, 2017	2.11%	–	US$	8	Php–	US$	23	Php2
		240	2013 and 2015	300 term loan	January 16, 2018	2.17%	–		100	9		167	10
		100	August 2014	100 PNB	August 21, 2020	3.46%	–		98	(50)		99	(86)
		50	September 2014	50 MBTC	September 2, 2020	3.47%	–		49	(29)		50	(47)
		150	April and June	200 term loan	February 25, 2022	2.70%	–		150	(35)		150	(95)
			2015
Long-term currency swaps(e)		140	October 2015 to	300 term loan	January 16, 2018	2.20%	46.67		94	230		90	18
			June 2016
		4	January 2017	100 PNB	August 11, 2020	1.01%	49.79		–	–		–	–
Smart
Interest rate swaps(f)		45	May 8, 2013	60 loan facility	June 6, 2016	1.53%	–		–	–		7	–
		38	May 9, 2013	50 loan facility	August 19, 2016	1.43%	–		–	–		13	1
		44	May 16, 2013	50 loan facility	May 29, 2017	1.77%	–		6	1		17	2
		110	Various dates in	120 loan facility	June 20, 2018	2.22%	–		45	9		75	6
			2013 and 2014
		85	Various dates in	100 loan facility	March 7, 2019	2.23%	–		49	6		68	(9)
			2014 and 2015
		50	October 2, 2014	50 loan facility	May 14, 2019	2.58%	–		28	–		39	(10)
		200	Various dates in	200 loan facility	March 4, 2020	2.10%	–		156	39		200	1
			2015
		30	February 2016	100 loan facility	December 7, 2021	2.03%	–		30	22		–	–
Long-term currency swaps(g)		100	Various dates in	200 loan facility	March 5, 2018	2.21%	46.66		60	155		100	7
			2015
		45	Various dates in	100 loan facility	December 7, 2018	1.93%	46.55		36	107		–	–
			2016
		6	Various dates in	80 loan facility	May 31, 2018	1.10%	49.80		–	–		–	–
			2017
										464			(200)

										Php514			(Php871)

(a)	If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles within Php46.90 to Php47.98, Smart will purchase the U.S. dollar at an exchange rate of Php46.90. On the other hand, if on maturity, the Philippine peso to U.S. dollar spot exchange rate settles beyond Php47.98, Smart will purchase U.S. dollar at an exchange rate of Php46.90 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than Php46.90, Smart will purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate subject to a floor of Php46.82.

(b)	If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles within Php48.75 to Php49.75, Smart will purchase the U.S. dollar at an exchange rate of Php48.75. On the other hand, if on maturity, the Philippine peso to U.S. dollar spot exchange rate settles beyond Php49.75, Smart will purchase U.S. dollar at an exchange rate of Php48.75 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than Php48.75, Smart will purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate subject to a floor of Php47.96.

(c)	If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php50.50 to Php51.50, Smart will have the option to purchase the U.S. dollar at an exchange rate of Php50.50. On the other hand, if on maturity, the Philippine peso to U.S. dollar spot exchange rate settles beyond Php51.50, Smart will have the option to purchase U.S. dollar at an exchange rate of Php50.50 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than Php50.50, Smart will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate down to Php49.35.

(d)	PLDT’s interest rate swap agreements outstanding as at December 31, 2016 and 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market losses amounting to Php82 million and Php172 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Interest accrual on the interest rate swaps amounting to Php23 million and Php44 million were recorded as at December 31, 2016 and 2015, respectively. There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2016 and 2015.

(e)	PLDT’s long-term principal only-currency swap agreements entered into in 2015 and 2016 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to Php275 million and Php18 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to Php45 million and nil were recognized as at December 31, 2016 and 2015, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The ineffective portion of the movements in the fair value amounting to Php8 million and nil were recognized in our consolidated income statements for the years ended December 31, 2016 and 2015, respectively.

(f)	Smart’s interest swap agreements outstanding as at December 31, 2016 and 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market loss amounting to Php79 million and mark-to-market gain amounting to Php14 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Interest accrual on the interest rate swaps amounting to Php2 million and Php23 million were recognized as at December 31, 2016 and 2015, respectively. There were no ineffective portion in the fair value recognized in our consolidated income statements for the years ended December 31, 2016 and 2015.

(g)	Smart’s long-term principal only-currency swap agreements outstanding as at December 31, 2016 and 2015 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. The mark-to-market gains amounting to Php284 million and Php27 million were recognized in our consolidated statements of other comprehensive income as at December 31, 2016 and 2015, respectively. Hedge cost accrual on the long-term principal only-currency swaps amounting to Php22 million and Php20 million were recognized as at December 31, 2016 and 2015, respectively. The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The ineffective portion of the movements in the fair value amounting to Php9 million and nil were recognized in our consolidated income statements for the years ended December 31, 2016 and 2015, respectively.

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	499	145
Current assets	242	26
Noncurrent liabilities	(2)	(736)
Current liabilities	(225)	(306)

Net assets (liabilities)	514	(871)

Movements of our consolidated mark-to-market gains (losses) for the years ended December 31, 2016 and 2015 are summarized as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the year	(871)	(1,618)
Gains on derivative financial instruments (Note 4)	1,539	781
Settlements, accretions and conversions	141	320
Net fair value gains on cash flow hedges charged to other comprehensive income	76	5
Reclassification of principal only-currency swaps from non-hedge to hedge	(45)	–
Effective portion recognized in the profit or loss for the cash flow hedges	(326)	(359)
Net mark-to-market gains (losses) at end of the year	514	(871)

Our consolidated analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2016 and 2015 are as follows:

		2016	2015	2014
		(Unaudited)	(Audited)
		(in million pesos)
Gains on derivative financial instruments (Note 4)	1,539	781		208
Hedge costs	(543)	(361)		(309)

Net gains (losses) on derivative financial instruments	996	420		(101)

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php38,722 million and Php2,738 million, respectively, as at December 31, 2016, which we can use to meet our short-term liquidity needs. See Note 16 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2016 and 2015:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
December 31, 2016 (Unaudited)
Loans and receivables:	95,924	86,338	4,951	4,483	152
Advances and other noncurrent assets	17,278	7,916	4,727	4,483	152
Cash equivalents	32,338	32,338	–	–	–
Short-term investments	2,736	2,736	–	–	–
Investment in debt securities and other long-term investments	348	124	224	–	–
Retail subscribers	20,290	20,290	–	–	–
Corporate subscribers	9,333	9,333	–	–	–
Foreign administrations	5,819	5,819	–	–	–
Domestic carriers	354	354	–	–	–
Dealers, agents and others	7,428	7,428	–	–	–
HTM investments:	352	202	–	150	–
Investment in debt securities and other long-term investments	352	202	–	150	–
Financial instruments at FVPL:	2	2	–	–	–
Short-term investments	2	2	–	–	–
Available-for-sale financial investments	12,189	–	1,000	–	11,189

Total	108,467	86,542	5,951	4,633	11,341

December 31, 2015 (Audited)
Loans and receivables:	91,978	88,602	2,697	516	163
Advances and other noncurrent assets	10,717	7,936	2,102	516	163
Cash equivalents	39,103	39,103	–	–	–
Short-term investments	744	744	–	–	–
Investment in debt securities and other long-term investments	595	–	595	–	–
Retail subscribers	19,750	19,750	–	–	–
Corporate subscribers	9,263	9,263	–	–	–
Foreign administrations	5,514	5,514	–	–	–
Domestic carriers	540	540	–	–	–
Dealers, agents and others	5,752	5,752	–	–	–
HTM investments:	408	51	207	150	–
Investment in debt securities and other long-term investments	408	51	207	150	–
Financial instruments at FVPL:	685	685	–	–	–
Short-term investments	685	685	–	–	–
Available-for-sale financial investments	15,711	–	–	–	15,711

Total	108,782	89,338	2,904	666	15,874

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2016 and 2015:

	Payments Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
			(in million pesos)
December 31, 2016 (Unaudited)
Debt(1):	223,130	21,883	64,751	51,414	85,082
Principal	185,663	21,138	46,931	40,886	76,708
Interest	37,467	745	17,820	10,528	8,374
Lease obligations:	18,456	10,734	3,581	1,972	2,169
Operating lease	18,456	10,734	3,581	1,972	2,169
Other obligations:	134,057	117,717	1,793	12,593	1,954
Derivative financial liabilities(2):	247	106	141	–	–
Long-term currency swap	100	100	–	–	–
Interest rate swap	147	6	141	–	–
Various trade and other obligations:	133,810	117,611	1,652	12,593	1,954
Suppliers and contractors	60,494	46,820	1,113	12,561	–
Utilities and related expenses	40,166	40,118	48	–	–
Liability from redemption of preferred shares	7,883	7,883	–	–	–
Employee benefits	6,191	6,191	–	–	–
Customers’ deposits	2,431	–	445	32	1,954
Carriers and other customers	2,422	2,422	–	–	–
Dividends	1,544	1,544	–	–	–
Others	12,679	12,633	46	–	–

Total contractual obligations	375,643	150,334	70,125	65,979	89,205

December 31, 2015 (Audited)
Debt(1):	195,603	1,716	78,007	41,890	73,990
Principal	161,568	1,411	61,847	34,355	63,955
Interest	34,035	305	16,160	7,535	10,035
Lease obligations:	17,920	10,161	3,640	2,003	2,116
Operating lease	17,919	10,160	3,640	2,003	2,116
Finance lease	1	1	–	–	–
Other obligations:	139,148	110,874	23,378	3,012	1,884
Derivative financial liabilities(2):	6,067	10	6,050	7	–
Long-term currency swap	5,670	–	5,670	–	–
Interest rate swap	397	10	380	7	–
Various trade and other obligations:	133,081	110,864	17,328	3,005	1,884
Suppliers and contractors	66,229	46,487	16,788	2,954	–
Utilities and related expenses	38,155	38,155	–	–	–
Liability from redemption of preferred shares	7,906	7,906	–	–	–
Employee benefits	6,262	6,262	–	–	–
Carriers and other customers	3,014	3,014	–	–	–
Customers’ deposits	2,430	–	495	51	1,884
Dividends	1,461	1,461	–	–	–
Others	7,624	7,579	45	–	–

Total contractual obligations	352,671	122,751	105,025	46,905	77,990

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.

(2)	Gross liabilities before any offsetting application.

Debt

See Note 21 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2016 and 2015 are as follows:

	2016	2015
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	10,911	10,318
After one year but not more than five years	5,376	5,485
More than five years	2,169	2,116

Total	18,456	17,919

Finance Lease Obligations

See Note 21 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php133,810 million and Php133,081 million as at December 31, 2016 and 2015, respectively. See Note 23 – Accounts Payable and Note 24 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php6,788 million and Php46 million as at December 31, 2016 and 2015, respectively. These commitments will expire within one year. The amount in 2016 includes standby letters of credit issued in relation with PLDT’s acquisition of VTI, Bow Arken and Brightshare as at December 31, 2016. See Note 10 – Investments in Associates and Joint Ventures – Investment of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at December 31, 2016 and 2015.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2016 and 2015:

	2016		2015
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)

(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	7	348	26	1,206
Derivative financial assets – net of current portion	10	499	3	145
Advances and other noncurrent assets – net of current portion	–	18	–	16

Total noncurrent financial assets	17	865	29	1,367

Current Financial Assets
Cash and cash equivalents	419	20,847	379	17,874
Short-term investments	55	2,720	24	1,156
Trade and other receivables – net	158	7,853	142	6,690
Current portion of derivative financial assets	5	242	1	26
Current portion of advances and other noncurrent assets	–	8	–	19

Total current financial assets	637	31,670	546	25,765

Total Financial Assets	654	32,535	575	27,132

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	680	33,831	1,104	52,040
Derivative financial liabilities – net of current portion	–	2	16	736
Other noncurrent liabilities	–	5	–	6

Total noncurrent financial liabilities	680	33,838	1,120	52,782

Current Financial Liabilities
Accounts payable	191	9,477	99	4,685
Accrued expenses and other current liabilities	171	8,513	153	7,216
Current portion of interest-bearing financial liabilities	496	24,671	341	16,058
Current portion of derivative financial liabilities	5	225	7	306

Total current financial liabilities	863	42,886	600	28,265

Total Financial Liabilities	1,543	76,724	1,720	81,047

(1)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php49.77 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2016.

(2)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php47.12 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2015.

As at March 6, 2017, the Philippine peso-U.S. dollar exchange rate was Php50.38 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine peso terms by Php542 million as at December 31, 2016.

Approximately 31% and 42% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2016 and 2015, respectively. Consolidated foreign currency-denominated debt decreased to Php58,192 million as at December 31, 2016 from Php67,620 million as at December 31, 2015. See Note 21 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts was US$392 million as at December 31, 2016 and 2015. Consequently, the unhedged portion of our consolidated debt amounts was approximately 19% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) and 30% (or 17%, net of our consolidated U.S. dollar cash balances) as at December 31, 2016 and 2015, respectively.

Approximately, 16% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2016 as compared with approximately 18% for the year ended December 31, 2015. Approximately, 9% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar in 2016 and 2015. In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine pesos.

The Philippine peso depreciated by 5.62% against the U.S. dollar to Php49.77 to US$1.00 as at December 31, 2016 from Php47.12 to US$1.00 as at December 31, 2015. As at December 31, 2015, the Philippine peso depreciated by 5.32% against the U.S. dollar to Php47.12 to US$1.00 from Php44.74 to US$1.00 as at December 31, 2014. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php2,785 million, Php3,036 million and Php382 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until March 31, 2017. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 0.77% as compared to the exchange rate of Php49.77 to US$1.00 as at December 31, 2016. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 0.77% as at December 31, 2016, with all other variables held constant, profit after tax for the year ended December 31, 2016 would have been approximately Php183 million lower/higher and our consolidated stockholders’ equity as at December 31, 2016 would have been approximately Php159 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2016 and 2015. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2016 (Unaudited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	3	4	–	–	–	7	348	–	348	7	350
Interest rate	4.0000%	3.5000% to 4.0000%	–	–	–	–	–	–	–	–	–
Philippine Peso	4	–	–	3	–	7	352	–	352	7	353
Interest rate	4.2180% to 4.2500%	–	–	4.8400%	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	17	–	–	–	–	17	850	–	850	17	850
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	73	–	–	–	–	73	3,652	–	3,652	73	3,652
Interest rate	0.0010% to 1.6250%	–	–	–	–	–	–	–	–	–	–
Other Currencies	1	–	–	–	–	1	22	–	22	1	22
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	366	–	–	–	–	366	18,239	–	18,239	366	18,239
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	283	–	–	–	–	283	14,099	–	14,099	283	14,099
Interest rate	0.1250% to 5.000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	55	–	–	–	–	55	2,738	–	2,738	55	2,738
Interest rate	1.6500% to 4.0000%	–	–	–	–	–	–	–	–	–	–

	802	4	–	3	–	809	40,300	–	40,300	809	40,303

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	228	–	–	–	–	228	11,366	4	11,362	233	11,606
Interest rate	8.3500%	–	–	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	42	9	15	4	75	3,726	20	3,706	77	3,813
Interest rate	1.9000%	1.4100% to 2.8850%	1.4100% to 2.8850%	2.8850%	2.8850%	–	–	–	–	–	–
Philippine Peso	153	59	287	405	1,485	2,389	118,881	303	118,578	2,267	112,818
Interest rate	5.2854% to 5.5808%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	3.9000% to 6.2600%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	39	440	100	241	52	872	43,410	286	43,124	872	43,410
Interest rate	0.3000% to 1.6000% over LIBOR	0.7900% to 1.6000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.0500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	3	2	161	–	166	8,280	18	8,262	166	8,280
Interest rate	–	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	BSP overnight rate to 1.0000% over PDST-R2	–	–	–	–	–	–	–

	425	544	398	822	1,541	3,730	185,663	631	185,032	3,615	179,927

As at December 31, 2015 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	11	2	–	–	13	596	–	596	13	605
Interest rate	–	4.0000% to 10.0000%	3.5000%	–	–	–	–	–	–	–	–
Philippine Peso	–	5	–	3	–	8	407	–	407	9	418
Interest rate	–	4.2500%	–	4.8400%	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	35	–	–	–	–	35	1,651	–	1,651	35	1,651
Interest rate	0.0100% to 1.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	82	–	–	–	–	82	3,880	–	3,880	82	3,880
Interest rate	0.0010% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	1	–	–	–	–	1	24	–	24	1	24
Interest rate	0.0100% to 0.5000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	315	–	–	–	–	315	14,829	–	14,829	315	14,829
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	515	–	–	–	–	515	24,274	–	24,274	515	24,274
Interest rate	0.2500% to 4.6875%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	24	–	–	–	–	24	1,156	–	1,156	24	1,156
Interest rate	2.1622% to 3.9940%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	6	–	–	–	–	6	273	–	273	6	273
Interest rate	1.5000%	–	–	–	–	–	–	–	–	–	–

	978	16	2	3	–	999	47,090	–	47,090	1,000	47,110

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	228	–	–	–	228	10,761	29	10,732	247	11,617
Interest rate	–	8.3500%	–	–	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	51	42	17	11	126	5,945	41	5,904	134	6,298
Interest rate	1.9000%	1.4100% to 3.9550%	1.4100% to 3.9550%	1.4100% to 3.9550%	2.8850%	–	–	–	–	–	–
Philippine Peso	–	205	21	337	1,243	1,806	85,100	171	84,929	1,803	84,965
Interest rate	–	4.4850% to 6.2600%	4.4850% to 6.2600%	4.4850% to 6.2600%	4.5500% to 6.2600%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	25	542	217	273	34	1,091	51,397	413	50,984	1,091	51,396
Interest rate	0.8500% to 1.0000% over LIBOR	0.3000% to 1.8000% over LIBOR	0.7900% to 1.8000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.9500% over LIBOR	–	–	–	–	–	–
Philippine Peso	–	4	2	102	70	178	8,365	22	8,343	177	8,365
Interest rate	–	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	BSP overnight rate - 0.3500% to BSP overnight rate	–	–	–	–	–	–

	30	1,030	282	729	1,358	3,429	161,568	676	160,892	3,452	162,641

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 28% and 38% of our consolidated debts were variable rate debts as at December 31, 2016 and 2015, respectively. Consolidated variable rate debt decreased to Php51,690 million as at December 31, 2016 from Php62,117 million as at December 31, 2015. Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$724 million and US$875 million as at December 31, 2016 and 2015, respectively, approximately 92% and 87% of our consolidated debts were fixed as at December 31, 2016 and 2015, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2017. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points, or bps, and 50 bps higher/lower, respectively, as compared to levels as at December 31, 2016. If U.S. dollar interest rates had been 5 bps higher/lower as compared to market levels as at December 31, 2016, with all other variables held constant, profit after tax for the year 2016 and our consolidated stockholders’ equity as at year end 2016 would have been approximately Php5 million and Php10 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 50 bps higher/lower as compared to market levels as at December 31, 2016, with all other variables held constant, profit after tax for the year 2016 and our consolidated stockholders’ equity as at year end 2016 would have been approximately Php6 million and Php13 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at December 31, 2016 and 2015:

	2016 (Unaudited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	17,068	–	17,068
Cash and cash equivalents	38,722	270	38,452
Short-term investments	2,736	–	2,736
Investment in debt securities and other long-term investments	348	–	348
Retail subscribers	7,702	46	7,656
Corporate subscribers	5,506	188	5,318
Foreign administrations	5,191	–	5,191
Domestic carriers	220	–	220
Dealers, agents and others	5,817	1	5,816
HTM investments:
Investment in debt securities and other long-term investments	352	–	352
Financial instruments at FVPL:
Forward foreign exchange contracts	54	–	54
Short-term currency swaps	12	–	12
Short-term investments	2	–	2
Available-for-sale financial investments	12,189	–	12,189
Derivatives used for hedging:
Long-term currency swap	559	–	559
Interest rate swap	116	–	116

Total	96,594	505	96,089

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2016.

	2015 (Audited)
		Collateral and
	Gross	Other Credit	Net
	Maximum Exposure	Enhancements*	Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	10,516	–	10,516
Cash and cash equivalents	46,455	272	46,183
Short-term investments	744	–	744
Investment in debt securities and other long-term investments	595	–	595
Retail subscribers	10,210	46	10,164
Foreign administrations	5,199	–	5,199
Corporate subscribers	4,812	160	4,652
Domestic carriers	454	–	454
Dealers, agents and others	4,223	2	4,221
HTM investments:
Investment in debt securities and other long-term investments	408	–	408
Financial instruments at FVPL:
Short-term investments	685	–	685
Forward foreign exchange contracts	10	–	10
Available-for-sale financial investments	15,711	–	15,711
Derivatives used for hedging:
Interest rate swap	90	–	90
Long-term currency swap	71	–	71

Total	100,183	480	99,703

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2015.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2016 and 2015:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired Impaired
			(in million pesos)
December 31, 2016 (Unaudited)
Loans and receivables:	102,308	63,664	10,000	9,646	18,998
Advances and other noncurrent assets	17,278	15,312	1,751	5	210
Cash and cash equivalents	38,722	36,902	1,820	–	–
Short-term investments	2,736	2,736	–	–	–
Investment in debt securities and other long-term investments	348	348	–	–	–
Retail subscribers	20,290	2,770	3,639	1,293	12,588
Corporate subscribers	9,333	888	1,202	3,416	3,827
Foreign administrations	5,819	910	1,382	2,899	628
Domestic carriers	354	103	56	61	134
Dealers, agents and others	7,428	3,695	150	1,972	1,611
HTM investments:	352	352	–	–	–
Investment in debt securities and other long-term investments	352	352	–	–	–
Financial instruments at FVPL(3):	68	68	–	–	–
Forward exchange contracts	54	54	–	–	–
Short-term currency swaps	12	12	–	–	–
Short-term investments	2	2	–	–	–
Available-for-sale financial investments	12,189	10,197	1,992	–	–
Derivatives used for hedging:	675	675	–	–	–
Long-term currency swap	559	559	–	–	–
Interest rate swaps	116	116	–	–	–
Total	115,592	74,956	11,992	9,646	18,998

December 31, 2015 (Audited)
Loans and receivables:	99,330	57,471	12,033	13,704	16,122
Advances and other noncurrent assets	10,717	10,204	307	5	201
Cash and cash equivalents	46,455	41,509	4,946	–	–
Short-term investments	744	744	–	–	–
Investment in debt securities and other long-term investments	595	595	–	–	–
Retail subscribers	19,750	1,549	3,449	5,212	9,540
Corporate subscribers	9,263	1,162	1,316	2,334	4,451
Foreign administrations	5,514	933	1,744	2,522	315
Domestic carriers	540	88	100	266	86
Dealers, agents and others	5,752	687	171	3,365	1,529
HTM investments:	408	408	–	–	–
Investment in debt securities and other long-term investments	408	408	–	–	–
Available-for-sale financial investments	15,711	14,721	990	–	–
Financial instruments at FVPL(3):	695	695	–	–	–
Short-term investments	685	685	–	–	–
Forward foreign exchange contracts	10	10
Derivatives used for hedging:	161	161	–	–	–
Interest rate swaps	90	90	–	–	–
Long-term currency swap	71	71

Total	116,305	73,456	13,023	13,704	16,122

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2016 and 2015 are as follows:

					Past due but not impaired
			Neither past due
	Total		nor impaired		1-60 days		61-90 days		Over 91 days		Impaired
	(in million pesos)
December 31, 2016 (Unaudited)
Loans and receivables:	102,308	73,664		4,095		602		4,949		18,998
Advances and other noncurrent assets	17,278	17,063		–		–		5		210
Cash and cash equivalents	38,722	38,722		–		–		–		–
Short-term investments	2,736	2,736		–		–		–		–
Investment in debt securities and other long-term investments	348	348		–		–		–		–
Retail subscribers	20,290	6,409		1,106		41		146		12,588
Corporate subscribers	9,333	2,090		1,333		353		1,730		3,827
Foreign administrations	5,819	2,292		730		156		2,013		628
Domestic carriers	354	159		48		2		11		134
Dealers, agents and others	7,428	3,845		878		50		1,044		1,611
HTM investments:	352	352		–		–		–		–
Investment in debt securities and other long-term investments	352	352		–		–		–		–
Financial instruments at FVPL:	68	68		–		–		–		–
Forward foreign exchange contracts	54	54		–		–		–		–
Short-term currency swaps	12	12		–		–		–		–
Short-term investments	2	2		–		–		–		–
Available-for-sale financial investments	12,189	12,189		–		–		–		–
Derivatives used for hedging:	675	675		–		–		–		–
Long-term currency swap	559	559		–		–		–		–
Interest rate swaps	116	116		–		–		–		–

Total	115,592	86,948		4,095		602		4,949		18,998

December 31, 2015 (Audited)
Loans and receivables:	99,330	69,504		5,436		1,306		6,962		16,122
Advances and other noncurrent assets	10,717	10,511		–		–		5		201
Cash and cash equivalents	46,455	46,455		–		–		–		–
Short-term investments	744	744		–		–		–		–
Investment in debt securities and other long-term investments	595	595		–		–		–		–
Retail subscribers	19,750	4,998		2,064		499		2,649		9,540
Foreign administrations	5,514	2,677		314		290		1,918		315
Corporate subscribers	9,263	2,478		1,165		335		834		4,451
Domestic carriers	540	188		63		62		141		86
Dealers, agents and others	5,752	858		1,830		120		1,415		1,529
HTM investments:	408	408		–		–		–		–
Investment in debt securities and other long-term investments	408	408		–		–		–		–
Available-for-sale financial investments	15,711	15,711		–		–		–		–
Financial instruments at FVPL:	695	695		–		–		–		–
Short-term investments	685	685		–		–		–		–
Forward foreign exchange contracts	10	10
Derivatives used for hedging:	161	161		–		–		–		–
Interest rate swaps	90	90		–		–		–		–
Long-term currency swap	71	71

Total	116,305	86,479		5,436		1,306		6,962		16,122

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS.  As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the years ended December 31, 2016, 2015 and 2014.